 As filed with the Securities and Exchange Commission on January 12, 2001.

                                                 Registration No. 333-53088
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 ------------

                              AMENDMENT NO. 1

                                    TO
                                    FORM S-1
                             REGISTRATION STATEMENT
                                     Under
                           THE SECURITIES ACT OF 1933

                                 ------------

                         California Pizza Kitchen, Inc.
             (Exact name of registrant as specified in its charter)

           California                             5812                            95-4040623
  (State or other jurisdiction        (Primary Standard Industrial              (IRS Employer
of incorporation or organization)     Classification Code number)           Identification Number)

                    6053 West Century Boulevard, 11th Floor
                       Los Angeles, California 90045-6442
                                 (310) 342-5000
  (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

            Frederick R. Hipp, Chief Executive Officer and President
                         California Pizza Kitchen, Inc.
                    6053 West Century Boulevard, 11th Floor
                       Los Angeles, California 90045-6442
                                 (310) 342-5000
 (Name, address, including zip code, and telephone number, including area code, of agent for service)

                                   Copies to:

     Anna M. Graves, Esq.                   Edward S. Rosenthal, Esq.
    Chad C. Conwell, Esq.            Fried, Frank, Harris, Shriver & Jacobson
  Paul, Hastings, Janofsky &
          Walker LLP                          350 South Grand Avenue
   555 South Flower Street              Los Angeles, California 90071-3406
Los Angeles, California 90071-
             2371                                 (213) 473-2000
        (213) 683-6000

  Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this Registration Statement.

  If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. [_]

  If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]

  If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]

  If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]

  If delivery of the prospectus is expected to be made pursuant to Rule 434, check the following box. [_]

  The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
+The information in this prospectus is not complete and may be changed. We may + +not sell these securities until the registration statement filed with the + +Securities and Exchange Commission is effective. This prospectus is not an + +offer to sell these securities, and we are not soliciting an offer to buy + +these securities, in any state where the offer or sale is not permitted. +
++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
Prospectus (Not Complete)

Issued January 12, 2001

                                3,400,000 Shares

                    [LOGO OF CALIFORNIA PIZZA KITCHEN, INC.]

                         California Pizza Kitchen, Inc.

                                  Common Stock

                                  -----------

  California Pizza Kitchen, Inc. and the selling shareholders are offering shares of common stock in a firmly underwritten offering. California Pizza Kitchen is offering 200,000 shares and the selling shareholders are offering 3,200,000 shares. California Pizza Kitchen will not receive any of the proceeds from shares sold by the selling shareholders.

                                  -----------

  Our common stock is listed on the Nasdaq National Market under the symbol "CPKI." On January 11, 2001, the last reported sale price of our common stock on the Nasdaq National Market was $24 7/8 per share.

                                  -----------

  Investing in our common stock involves a high degree of risk. Please see "Risk Factors" beginning on page 6.

                                  -----------

                                                                Per Share Total
                                                                --------- -----
Offering Price.................................................   $       $
Discounts and Commissions to Underwriters......................   $       $
Offering Proceeds to California Pizza Kitchen, Inc.............   $       $
Offering Proceeds to the Selling Shareholders..................   $       $

  Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

  Some of the selling shareholders have granted the underwriters the right to purchase up to an additional 510,000 shares of common stock to cover any over-allotments. The underwriters can exercise this right at any time within 30 days after the offering. Banc of America Securities LLC expects to deliver the
shares of common stock to investors on       , 2001.

Banc of America Securities LLC                         Deutsche Banc Alex. Brown

                                  -----------

Robertson Stephens                                    U.S. Bancorp Piper Jaffray

                                  -----------

                                       , 2001

[LOGO OF CALIFORNIA PIZZA KITCHEN GOES HERE]

"Our Locations
       are carefully researched and strategically placed."

[MAP OF LOCATIONS]

"With over 100 locations worldwide and growing."

ARIZONA:
Phoenix - Biltmore Fashion Park
Scottsdale
Phoenix Airport - ASAP

CALIFORNIA:
Beverly Center
Beverly Hills
Brentwood Gardens
Burbank - Media City Center
Carmel Mountain
Cerritos - Los Cerritos Center
Concord - Sunvalley Shopping Center
Corte Madera - Town Center*
Costa Mesa - South Coast Plaza - ASAP
Encino
San Diego - Fashion Valley Mall
Glendale City Center
Irvine
Laguna Hills Mall
La Jolla Village Square
LAX United Terminal - ASAP
LAX Delta Terminal - ASAP
LAX Southwest Terminal - ASAP
Manhattan Beach
Marina del Rey
Mission Viejo
Newport Beach - Fashion Island
Palm Desert - El Paseo Collection
Palm Springs - Desert Fashion Plaza
Palo Alto
Pasadena
Pleasanton - Stoneridge Shopping Center
Sacramento
Sacramento Airport - ASAP
San Diego Airport - ASAP
San Francisco - Geary Street
San Francisco - Van Ness Avenue
San Jose Intl. Airport - ASAP
San Mateo - Hillsdale Shopping Center
Santa Ana - Main Place Mall
Santa Anita - Fashion Park
Santa Barbara - Paseo Nuevo Mall
Seventh Market Place
Solana Beach
Redondo Beach - South Bay Galleria
Studio City
Tarzana
Thousand Oaks - ASAP
Topanga Plaza
Tustin - The Market Place
Walnut Creek
Wells Fargo Center
Westwood Village

COLORADO:
Broomfield - Flatiron Crossing
Cherry Creek Shopping Center
Littleton - Park Meadows Shopping Center

FLORIDA:
Ft. Lauderdale
Miami Airport - ASAP
Naples - Waterside Shops
Palm Beach Gardens - The Gardens Mall
SW Florida Intl. Airport - ASAP
West Palm Beach Airport - ASAP

GEORGIA:
Lenox Square
Perimeter
North Point

HAWAII:
Ala Moana Shopping Center
Kahala Mall
Pearlridge Center

ILLINOIS:
Oakbrook Center
Chicago - Water Tower Place
Chicago - Ohio Street
Schaumburg
Old Orchard Center

INDIANA:
Indianapolis Airport - ASAP

MALAYSIA:
Kuala Lumpur

MARYLAND:
Annapolis Mall
Baltimore - Harborplace
Bethesda - Montgomery Mall

MASSACHUSETTS:
Boston - Prudential Center
Boston - City Place
Natick Mall

MICHIGAN:
Detroit - Somerset Collection

MINNESOTA:
Minneapolis/St. Paul Intl. Airport - ASAP

MISSOURI:
St. Louis - Creve Coeur Pavillion Annex*
Saint Louis Galleria
St. Louis Airport East Terminal - ASAP
St. Louis Airport Concourse A - ASAP

NEVADA:
Las Vegas - Mirage Hotel
Las Vegas - Golden Nugget Hotel

NEW JERSEY:
Paramus - Garden State Plaza

NEW YORK:
Manhattan
Scarsdale
Walt Whitman Mall
Westbury
42nd Street - ASAP

NORTH CAROLINA:
Charlotte Airport - ASAP
Charlotte - Concord Mills - ASAP

PENNSYLVANIA:
King of Prussia

PHILIPPINES:
Muntinlupa City
Makati City

SINGAPORE:
Singapore - Forum
Singapore - Millenia Walk

TEXAS:
Dallas - Beltline
Dallas - Preston & Northwest Hwy.
Frisco - Stonebriar Centre
Grapevine
Houston - Post Oak Plaza
San Antonio

UTAH:
Salt Lake City Intl. Airport - ASAP

VIRGINIA:
Arlington - Pentagon Centre
McLean-Tysons Corner Center
Dulles Airport - ASAP
Reagan Natl. Airport Terminal 2 - ASAP
Reagan Natl. Airport Terminal B - ASAP

WASHINGTON D.C:
Connecticut Avenue

WASHINGTON:
Seattle


* Under Construction

"Our Restaurants express the comfortable and casual elegance of the CPK dining experience."

[PHOTOS OF RESTAURANTS]

"Fashion Valley Mall, San Diego, California"

"Old Orchard Center, Skokie, Illinois"

"Cherry Creek Shopping Center, Denver, Colorado"

"Manhattan, New York"

"Westwood, California"

"Our Brand Extensions tastefully and consistently reflect our distinctive brand identity."

[PHOTO OF CPK ASAP]

"CPK ASAP-Los Angeles International Airport"

[PHOTO OF COOKBOOKS]

"All proceeds from our cookbooks are donated to children's charities."

[PHOTO OF CPK ASAP]

"CPK ASAP-South Coast Plaza

[PHOTO OF CPK INTERNATIONAL]

"Singapore"

CPK ASAP-South Coast Plaza

"The CPK retail line of frozen pizzas features seven of our most popular varieties."

   We have not authorized anyone to provide you with information different from that contained in this prospectus. We are offering to sell, and seeking offers to buy, shares of common stock only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of our common stock.

                               TABLE OF CONTENTS

                                                                          Page
                                                                          ----
Prospectus Summary.......................................................   1
Risk Factors.............................................................   6
Forward-Looking Statements...............................................  11
Assumptions Used in this Prospectus......................................  11
Use of Proceeds..........................................................  12
Price Range of Common Stock..............................................  12
Dividend Policy..........................................................  13
Capitalization...........................................................  14
Selected Consolidated Financial and Operating Data.......................  15
Management's Discussion and Analysis of Financial Condition and Results
 of Operations...........................................................  18
Business.................................................................  27
Management...............................................................  39
Certain Relationships and Related Transactions...........................  47
Principal and Selling Shareholders.......................................  49
Description of Capital Stock.............................................  53
Shares Eligible for Future Sale..........................................  55
Plan of Distribution.....................................................  57
Legal Matters............................................................  59
Experts..................................................................  59
Additional Information...................................................  59
Index to Consolidated Financial Statements............................... F-1

                               PROSPECTUS SUMMARY

   The items in the following summary are described in more detail later in this prospectus. The summary provides an overview of selected information and does not contain all the information you should consider. Therefore, you should also read the more detailed information set out in this prospectus, including the "Risk Factors" section and the consolidated financial statements and notes.

                            California Pizza Kitchen

   California Pizza Kitchen is a leading casual dining restaurant chain in the premium pizza segment with a recognized consumer brand. We own and operate 82 restaurants in 17 states and the District of Columbia. We have 30 additional restaurants which operate under franchise or license arrangements in 12 states and three foreign countries. Our menu is centered around our signature product, the premium pizza. Our restaurants also serve a line of distinctive pastas and creative salads, soups, appetizers and desserts which are designed to appeal to a broad base of consumers.

   California Pizza Kitchen was founded in 1985 by Rick Rosenfield and Larry Flax. In 1992, PepsiCo, Inc. acquired a majority interest in our company. In September 1997, PepsiCo divested its interest, and Bruckmann, Rosser, Sherrill & Co., L.P. became our controlling shareholder through a merger and leveraged recapitalization transaction. Soon thereafter, a new management team led by Frederick R. Hipp, our Chief Executive Officer and President and a 25-year veteran of the restaurant industry, was put in place. Under our new ownership and management team, and in conjunction with our co-founders, we implemented a number of new initiatives including increased portion sizes, cost reduction strategies, broadened distribution channels, upgraded ingredients and menu items, and a more disciplined growth plan.

   Since our inception over 15 years ago, we believe we have developed strong brand awareness, primarily through the development of our full service restaurants. As part of our strategy to build upon our leadership position in the premium pizza segment and expand our channels of distribution, we have developed a high quality fast-casual concept called California Pizza Kitchen ASAP. Our ASAP restaurants, which are significantly smaller than our full service restaurants and offer a limited selection of our most popular pizzas, salads, sandwiches and appetizers, provide us with additional development opportunities in attractive high traffic venues. We also have a strategic alliance with Kraft Pizza Company, a subsidiary of Kraft Foods, Inc., to distribute a line of premium frozen pizzas through supermarkets and other retail outlets. We expect these additional distribution channels to provide significant growth opportunities; however, development of full service restaurants will remain our primary focus in the near term.

   Our objectives include continuing to build our brand awareness and customer loyalty, and extending our leadership position in the casual dining and premium pizza segments. We intend to utilize the strategies discussed below to achieve these objectives.

  . Offer high quality, innovative menu items. We believe the success of our concept is due to our ability to interpret various food trends on our platform of pizza, pasta, salads and appetizers, and offer items that use high quality ingredients and appeal to a wide variety of tastes.

  . Provide a dining value with broad consumer appeal. We offer large portions of innovative, high quality food and a sophisticated yet casual atmosphere--all for an average guest check of approximately $10.50. We believe this price-to-value relationship differentiates us from our competitors and allows us to appeal to a broad group of consumers.

  . Build awareness of the California Pizza Kitchen brand. We promote brand awareness through the distinctive features of our yellow, black and white logo, innovative marketing and public relations programs and strategic alliances with high quality partners, including Kraft Pizza Company and HMSHost Corporation.

  . Pursue disciplined restaurant growth. Our new management team adheres to a disciplined expansion strategy, including the limited development of additional franchise restaurants. We opened 11 company-owned restaurants in 2000, and intend to open a minimum of 14 company-owned full service restaurants in 2001. In 1999, we hired an experienced Senior Vice President and Chief Development Officer to oversee our expansion program.

  . Maintain strong unit economics. For the 12 months ended October 1, 2000, our 71 full service restaurants open for the entire period averaged $2.7 million in sales and generated average restaurant-level pre-tax cash flow of $530,000. Since the beginning of 1998, our total cash investment per full service restaurant, net of landlord contributions, averaged $1.4 million, excluding pre-opening costs, which were approximately $150,000 per restaurant. We believe that our operating margins and return on investment for our company-owned ASAP restaurants will be comparable to those of our full service restaurants.

  . Provide a high level of customer service. We believe that our organizational culture, a highly evolved training program for our restaurant staff, and a profitability and service-based bonus program for our restaurant managers, allow us to achieve a high level of customer service and satisfaction and help us to ensure superior execution at the restaurant level.

                            Recent Developments

   Total revenues for the fourth quarter ended December 31, 2000 increased by $8.6 million, or 18.7%, to $54.9 million, from $46.3 million in the fourth quarter of 1999. Comparable restaurant sales increased 7.9% for the fourth quarter as compared to a comparable restaurant sales increase of 2.7% in the fourth quarter of 1999. Average weekly sales per company-owned full service restaurant for the fourth quarter of 2000 increased by $4,033, or 8.1%, to $53,589 from $49,556 in the fourth quarter of 1999.

   For the year ended December 31, 2000, total revenues increased by $31.6 million, or 17.6%, to $210.8 million, from $179.2 million for the prior year. Comparable restaurant sales increased 7.8% for 2000 as compared to a comparable restaurant sales increase of 4.1% for the prior year. Average weekly sales per company-owned full service restaurant for 2000 increased by $4,358, or 8.8%, to $53,809 from $49,451 for the prior year.

   Our increased revenues in 2000 were the result of increased comparable restaurant sales and the opening of new restaurants. The increase in comparable restaurant sales was driven by increases in customer counts of approximately 4.5% and increases in the average guest check of 3.3%. We opened eight full-service restaurants and three ASAP restaurants in 2000, which contributed approximately $9.9 million of the revenue increase. Additionally, our franchisees opened six new restaurants during the year.

                                ----------------

   We are a California corporation formed on October 7, 1985. Our principal executive offices are located at 6053 West Century Boulevard, 11th Floor, Los Angeles, California 90045, and our telephone number is (310) 342-5000. Our website is located at www.cpk.com.

                                  The Offering

 Common stock offered by us......................... 200,000 shares

 Common stock offered by our selling shareholders... 3,200,000 shares

 Common stock to be outstanding after the offering.. 18,173,581 shares(1)

 Use of proceeds.................................... We will receive approximately $4.2 million
                                                     in net proceeds in this
                                                     offering. We intend to use
                                                     the proceeds for general
                                                     corporate purposes.

 Risk factors....................................... See "Risk Factors" and the
                                                     other information included
                                                     in this prospectus for a
                                                     discussion of factors you
                                                     should carefully consider
                                                     before deciding to invest
                                                     in shares of our common
                                                     stock.

--------

(1) The number of shares to be outstanding after the offering includes 69,897 shares of common stock which will be issued pursuant to our employee stock purchase plan on January 15, 2001. The number of shares to be outstanding after the offering does not include 1,429,966 shares of common stock issuable upon exercise of options outstanding as of the date of this prospectus at a weighted average exercise price of $13.39 per share. In addition, the number does not include 305,103 shares of common stock reserved for issuance under our employee stock purchase plan.

               Summary Consolidated Financial and Operating Data
     (dollars in thousands, except per share, operating data and footnotes)

                                    Fiscal Year(1)          Nine Months Ended
                              ----------------------------  ------------------
                                                            October   October
                                1997      1998      1999    3, 1999   1, 2000
                              --------  --------  --------  --------  --------
                                                               (unaudited)
Statement of Operations
 Data:
Total revenues..............  $160,416  $167,041  $179,193  $132,935  $155,874
Operating income (loss).....   (10,499)    9,370    12,584     9,557     9,452
Bank financing fees(2)......       --        --       (998)      --        --
Interest expense............      (930)   (3,956)   (3,415)   (2,655)   (1,640)
Income (loss) before income
 tax benefit (provision)....   (11,429)    5,414     8,171     6,902     7,812
Net income (loss)(3)(4) ....   (11,680)   10,553     5,399     4,487     5,078
Redeemable preferred stock
 dividend(5)................   (33,783)      --        --        --        --
Redeemable preferred stock
 accretion..................       --     (4,478)   (5,147)   (3,851)   (3,512)
Net income (loss)
 attributable to common
 shareholders(6)............   (45,463)    6,075       252       636     1,566
Net income per common
 share(7):
  Basic.....................                      $   0.02            $   0.13
  Diluted...................                      $   0.02            $   0.12
Shares used in computing net
 income per common share(7):
  Basic.....................                        10,800              12,307
  Diluted...................                        11,168              12,578

Pro Forma Data(8)(9):
Net income attributable to
 common shareholders........                      $  8,253            $  6,644
Net income per common share:
  Basic.....................                      $   0.47            $   0.37
  Diluted...................                      $   0.46            $   0.37
Shares used in computing net
 income per common share:
  Basic.....................                        17,503              17,801
  Diluted...................                        17,844              18,071

Selected Operating Data:
System-wide restaurants open
 at end of period...........        80        90        96        95       108
Company-owned restaurants
 open at end of period......        66        67        70        71        77
Average weekly company-owned
 full service restaurant
 sales......................  $ 43,514  $ 47,490  $ 49,490  $ 49,451  $ 53,886
Company-owned comparable
 restaurant sales
 increase(10)...............       0.6%      6.1%      4.1%      4.5%      7.8%

                                                              October 1, 2000
                                                           ---------------------
                                                                         As
                                                            Actual  Adjusted(11)
                                                           -------- ------------
                                                                (unaudited)
Balance Sheet Data:
Cash and cash equivalents................................. $ 12,666   $ 16,880
Total assets..............................................  109,940    114,154
Total debt, including current portion.....................       56         56
Total shareholders' equity................................   89,274     93,488

--------
(1) Throughout this prospectus, our fiscal years ended December 31, 1995, December 29, 1996, December 28, 1997, January 3, 1999 and January 2, 2000 are referred to as years 1995, 1996, 1997, 1998 and 1999, respectively. Our fiscal year consists of 52 or 53 weeks and ends on the Sunday closest to December 31 in each year. Fiscal year 1998 included 53 weeks. All other years shown are 52 weeks. The nine months ended October 3, 1999 and October 1, 2000 both consist of 39 weeks.

(2) Bank financing fees of $998,000 in 1999 represent the unamortized costs relating to our prior credit agreement, which were written off when we refinanced that credit facility in 1999.

(3) Net loss for 1997 was unfavorably impacted by the recording of a $7.6 million deferred tax asset valuation allowance. We recorded the valuation allowance in 1997 due to uncertainty at the time of our ability to realize the benefit of the net deferred tax asset.

(4) Net income for 1998 was favorably impacted by the reversal of a $7.6 million deferred tax asset valuation allowance that was previously provided for in 1997. We eliminated the valuation allowance in 1998 due to our belief that current year activity made realization of this benefit more likely than not.

(5) In 1997, we declared a redeemable preferred stock dividend payable to our common shareholders.

(6) Net income (loss) attributable to common shareholders includes the effect of the accretion of the liquidation preference on the redeemable preferred stock which reduces net income attributable to common shareholders for the relative periods.

(7) See notes 2 and 9 of notes to audited consolidated financial statements for an explanation of the method used to calculate the net income (loss) per common share and shares used in computing net income (loss) per common share, basic and diluted.

(8) Pro forma net income attributable to common shareholders for 1999 is the result of the elimination of $2.3 million in interest expense, net of taxes, related to the repayment of bank debt, the elimination of annual compensation expense of $595,000, net of taxes, due to the amendment of our co-founders' employment agreements, and the elimination of $5.1 million in preferred stock accretion upon the automatic conversion of our preferred stock. Pro forma net income attributable to common shareholders for the first nine months of 2000 is the result of the elimination of $1.1 million in interest expense, net of taxes, related to the repayment of bank debt, the elimination of annual compensation expense of $439,000, net of taxes, due to the amendment of our co-founders' employment agreements, and the elimination of $3.5 million in preferred stock accretion upon the automatic conversion of our preferred stock.

(9) Pro forma information gives effect, as of the beginning of each period to the sale of 5,300,000 shares of common stock by us in our initial public offering, the conversion of all outstanding shares of our preferred stock into 1,294,281 shares of common stock as of the beginning of 1999 and 1,464,017 shares of common stock as of the beginning of the nine month period ended October 1, 2000 and our repurchase of 1,000 shares of common stock from Bruckmann, Rosser, Sherrill & Co., L.P., both pursuant to a plan of recapitalization, and the issuance of 110,696 shares of our common stock upon the exercise of options held by our Chief Executive Officer and President. Pro forma information does not give effect to sale of the 200,000 shares of common stock offered by us in this offering.

(10) Company-owned restaurants are included in the computation of comparable restaurant sales after they have been open 12 months.

(11) Reflects our receipt of estimated net proceeds of $4.2 million from the sale of 200,000 shares of common stock offered by us in this offering at a price of $24.88 per share, net of estimated underwriting discounts and estimated offering expenses. See "Use of Proceeds."

                                  RISK FACTORS

   You should read the following risk factors carefully before purchasing any common stock. If any of the risks discussed below actually occur, our business, financial condition, operating results or cash flows could be materially adversely affected. This impact could cause the trading price of our common stock to decline, and you could lose all or part of your investment.

Our growth strategy requires us to open new restaurants at an accelerated pace. We may not be able to achieve this planned expansion.

   We are pursuing an accelerated, but disciplined, growth strategy which to be successful will depend in large part on our ability, and the ability of our franchisees and licensees, to open new restaurants and to operate these restaurants on a profitable basis. Under the direction of PepsiCo, Inc., we opened only two new company-owned restaurants a year in 1996 and 1997. Since the group led by Bruckmann, Rosser, Sherrill & Co., L.P. acquired a controlling interest in our company and our new management team was put into place, we opened 18 new company-owned restaurants, two in 1998, five in 1999 and 11 in 2000. We presently anticipate that we will open a minimum of 14 additional company-owned full service restaurants in 2001. Our franchisees opened six new restaurants in 2000 and have advised us that they intend to open three to five new restaurants in 2001. We cannot guarantee that we or our franchisees will be able to achieve our expansion goals or that our new restaurants will be operated profitably. Further, we cannot assure you that any new restaurant we open will obtain similar operating results to those of our existing restaurants. The success of our planned expansion will be dependent upon numerous factors, many of which are beyond our control, including the following:

  . the hiring, training and retention of qualified operating personnel, especially managers;

  . identification and availability of suitable restaurant sites;

  . competition for restaurant sites;

  . negotiation of favorable lease terms;

  . timely development of new restaurants, including the availability of construction materials and labor;

  . management of construction and development costs of new restaurants;

  . securing required governmental approvals and permits;

  . competition in our markets; and

  . general economic conditions.

Our success depends on our ability to locate a sufficient number of suitable new restaurant sites.

   One of our biggest challenges in meeting our growth objectives will be to secure an adequate supply of suitable new restaurant sites. We have experienced delays in opening some of our restaurants and may experience delays in the future. There can be no assurance that we will be able to find sufficient suitable locations for our planned expansion in any future period. Delays or failures in opening new restaurants could materially adversely affect our business, financial condition, operating results or cash flows.

We could face labor shortages which could slow our growth.

   Our success depends in part upon our ability to attract, motivate and retain a sufficient number of qualified employees, including restaurant managers, kitchen staff and servers, necessary to keep pace with our expansion schedule. Qualified individuals of the requisite caliber and number needed to fill these positions are in short supply in some areas. Although we have not experienced any significant problems in recruiting or retaining employees, any future inability to recruit and retain sufficient individuals may delay the planned openings of new restaurants. Any such delays or any material increases in employee turnover rates in existing restaurants could have a material adverse effect on our business, financial condition, operating results or cash flows. Additionally, competition for qualified employees could require us to pay higher wages to attract sufficient employees, which could result in higher labor costs.

Our expansion into new markets may present increased risks due to our unfamiliarity with the area.

   We anticipate that our new restaurants will typically take several months to reach budgeted operating levels due to problems commonly associated with new restaurants, including lack of market awareness, inability to hire sufficient staff and other factors. Although we have attempted to mitigate these factors by expanding primarily in markets in which we already have a significant presence and by careful attention to training and staffing needs, there can be no assurance that we will be successful in operating our new restaurants on a profitable basis. In addition, we entered Denver, Colorado in early 2000, which is a new market in which we have no prior operating experience. The Denver market may have different competitive conditions, consumer tastes and discretionary spending patterns than our existing markets, which may cause our new Denver restaurants to be less successful than restaurants in our existing markets. We may also enter other new markets over the next several years which will involve these same risks and uncertainties.

Our expansion may strain our infrastructure which could slow our restaurant development.

   We also face the risk that our existing systems and procedures, restaurant management systems, financial controls, and information systems will be inadequate to support our planned expansion. We cannot predict whether we will be able to respond on a timely basis to all of the changing demands that our planned expansion will impose on management and these systems and controls. If we fail to continue to improve our information systems and financial controls or to manage other factors necessary for us to achieve our expansion objectives, our business, financial condition, operating results or cash flows could be materially adversely affected.

Our restaurant expansion strategy focuses primarily on further penetrating existing markets. This strategy can cause sales in some of our existing restaurants to decline.

   In accordance with our expansion strategy, we intend to open new restaurants primarily in our existing markets. Since we typically draw customers from a relatively small radius around each of our restaurants, the sales performance and customer counts for restaurants near the area in which a new restaurant opens may decline due to cannibalization.

Our quarterly results may fluctuate and could fall below the expectations of securities analysts and investors due to seasonality and other factors, resulting in a decline in our stock price.

   Our operating results will fluctuate because of several factors, including the timing of new restaurant openings and related expenses, labor and operating costs for our newly-opened restaurants, which are often materially greater during the first three months of operation than thereafter, profitability of our new restaurants, and increases or decreases in comparable restaurant sales. As a result, the volume and timing of new restaurant openings in any quarter has had and is expected to continue to have a significant impact on quarterly pre-opening costs, labor costs and direct operating and occupancy expenses. In addition, in accordance with SFAS No. 121, we recognize the impairment of certain property and equipment by reducing the carrying value of the assets to the estimated fair value based on discounted cash flows. Such a write-down in any period will further increase the fluctuations in, and may have a material adverse effect on, our operating results.

   Our business is also subject to seasonal fluctuations. Historically, sales in most of our restaurants have been higher during the summer months and winter holiday season of each fiscal year. As a result, we expect our highest earnings to occur in those periods. In addition, our quarterly and annual operating results and comparable unit sales may fluctuate significantly as a result of a variety of additional factors, including labor costs for our hourly and management personnel, particularly in the event of an increase in federal or state minimum wage requirements.

   Accordingly, results for any one quarter are not necessarily indicative of the results to be expected for any other quarter or for any year and comparable unit sales for any particular future period may decrease. In the future, results of operations may fall below the expectations of public market analysts and investors. In that event, the price of our common stock would likely decrease. Please see "Management's Discussion and Analysis of Financial Condition and Results of Operations--Potential fluctuations in quarterly results and seasonality" for a discussion of factors which have historically affected our operating results.

Our planned expansion into retail distribution channels through the introduction of our premium frozen pizzas could dilute the value of our brand.

   We have entered into a strategic alliance with Kraft Pizza Company to distribute a line of premium frozen pizzas through supermarkets and other retail outlets. Although sales of these frozen products in supermarkets in the eleven geographic markets in which they are currently available have been encouraging, we run the risk that the availability of a frozen product could dilute the value of our brand to the extent that consumers perceive our frozen products to be unappealing or of a lower quality.

Our operations are susceptible to changes in food and supply costs which could adversely affect our margins.

   Our profitability depends, in part, on our ability to anticipate and react to changes in food and supply costs. Our centralized purchasing staff negotiates prices for all of our ingredients and supplies through either contracts (terms of one month up to one year) or commodity pricing formulas. Our master distributor delivers goods at a set, flat fee per case, twice a week to all of our restaurants. Our contract with our master distributor, Meadowbrook Meat Company, Inc., expires in June 2001. Although we believe we will be able to negotiate a similarly-priced contract with either our current master distributor or another distributor, any increase in distribution prices could cause our food and supply costs to increase. Further, various factors beyond our control, including adverse weather conditions and governmental regulations, could cause our food and supply costs to increase. We cannot predict whether we will be able to anticipate and react to changing food and supply costs by adjusting our purchasing practices. A failure to do so could adversely affect our operating results and cash flows.

Changes in consumer preferences or discretionary consumer spending could negatively impact our results.

   Our restaurants feature pizzas, pastas, salads and appetizers in an upscale, family-friendly, casual environment. Our continued success depends, in part, upon the popularity of these foods and this style of informal dining. Shifts in consumer preferences away from this cuisine or dining style could materially adversely affect our future profitability. Also, our success depends to a significant extent on numerous factors affecting discretionary consumer spending, including economic conditions, disposable consumer income and consumer confidence. Adverse changes in these factors could reduce customer traffic or impose practical limits on pricing, either of which could materially adversely affect our business, financial condition, operating results or cash flows. Like other restaurant chains, we can also be materially adversely affected by negative publicity concerning food quality, illness, injury, publication of government or industry findings concerning food products served by us, or other health concerns or operating issues stemming from one restaurant or a limited number of restaurants.

The restaurant industry is affected by litigation and publicity concerning food quality, health and other issues which can cause customers to avoid our restaurants and result in liabilities.

   We are sometimes the subject of complaints or litigation from customers or employees alleging illness, injury or other food quality, health or operational concerns. Adverse publicity resulting from these allegations may materially adversely affect us and our restaurants, regardless of whether the allegations are valid or whether California Pizza Kitchen is liable. In fact, we are subject to the same risks of adverse publicity resulting from these sorts of allegations even if the claim actually involves one of our franchisees or licensees. Further, employee claims against us based on, among other things, discrimination, harassment or wrongful termination may divert our financial and management resources that would otherwise be used to benefit the future performance of our operations. We have been subject to these employee claims before, and a significant increase in the number of these claims or any increase in the number of successful claims could materially adversely affect our business, financial condition, operating results or cash flows. We also are subject to some states' "dram shop" statutes. These statutes generally provide a person injured by an intoxicated person the right to recover damages from an establishment that wrongfully served alcoholic beverages to the intoxicated person.

Forty-two percent of our restaurants are located in California. As a result, we are highly sensitive to negative occurrences in that state.

   We and our franchisees currently operate a total of 47 restaurants in California, of which 37 are concentrated in the greater Los Angeles and San Diego metropolitan areas. As a result, we are particularly susceptible to adverse trends and economic conditions in California, including in its labor market. In addition, given our geographic concentration, negative publicity regarding any of our restaurants in California could have a material adverse effect on our business and operations, as could other regional occurrences such as local strikes, earthquakes or other natural disasters.

Our existing shareholders will continue to control us after this offering, and they may make decisions with which you disagree.

   Upon consummation of this offering, Bruckmann, Rosser, Sherrill & Co., L.P. and its affiliates will own approximately 17.3% of the outstanding shares of common stock (or 15.3% if the underwriters' over-allotment option is exercised in full), and our executive officers, directors and principal shareholders (including Bruckmann, Rosser) and their affiliates will own approximately 40.6% of the outstanding shares of common stock (or 37.9% if the underwriters' over-allotment option is exercised in full). As a result, Bruckmann, Rosser and these other shareholders will be able to effectively control us and direct our affairs, including the election of directors and approval of significant corporate transactions. This concentration of ownership also may delay, defer or prevent a change in control of California Pizza Kitchen, and make some transactions more difficult or impossible without the support of these shareholders. These transactions might include proxy contests, mergers, tender offers, open market purchase programs or other purchases of common stock that could give our shareholders the opportunity to realize a premium over the then-prevailing market price for shares of common stock. See "Principal and Selling Shareholders" which contains information regarding the beneficial ownership of our common stock.

Approximately 41.8% of our outstanding shares of common stock may be sold into the public market in the future, which could depress our stock price.

   The 6,095,000 shares of common stock sold in our initial public offering and the 3,400,000 shares of common stock sold in this offering (and any shares sold upon exercise of the underwriters' over-allotment option) will be freely tradable without restriction under the Securities Act of 1933, except for any shares held by our officers, directors and principal shareholders. Approximately an additional 1,000,000 shares of common stock are currently freely tradable under Rule 144(k) under the Securities Act, unless any of such shares are purchased by one of our existing affiliates as that term is defined in Rule 144 under the Securities Act.

   Approximately 7,400,000 shares of our common stock which are outstanding and held by our affiliates are subject to the volume and other limitations of Rule 144 or Rule 701 under the Securities Act. Approximately 7,600,000 shares of our common stock are subject to lock-up agreements under which the holders have agreed not to sell or otherwise dispose of any of their shares for a period of 90 days after the date of this prospectus without the prior written consent of Banc of America Securities LLC. In its sole discretion and at any time without notice, Banc of America Securities may release all or any portion of the shares subject to the lock-up agreements. All of the shares subject to lock-up agreements will become available for sale in the public market immediately following expiration of the 90 day lock-up period, subject (to the extent applicable) to the volume and other limitations of Rule 144 or Rule 701 under the Securities Act. After expiration of the lock-up period, some of our shareholders have the contractual right to require us to register some of their shares of common stock for future sale.

   Up to 1,654,158 shares of common stock issued or issuable pursuant to stock options are eligible for sale in the public market, together with any additional shares of common stock that will be issuable pursuant to stock options or other stock rights granted in the future under our stock option plans and any shares purchased by our employees under our employee stock purchase plan. On January 15, 2001, 69,897 shares of common stock will be purchased by our employees under our employee stock purchase plan and be eligible for sale in the public market.

   Sales of substantial amounts of common stock in the public market, or the perception that these sales may occur, could adversely affect the prevailing market price of our common stock and our ability to raise capital through a public offering of our equity securities. See "Shares Eligible for Future Sale" which describes the circumstances under which restricted shares or shares held by affiliates may be sold in the public market.

Our articles of incorporation permit our board of directors to issue new series of preferred stock that may have the effect of delaying or preventing a change in control of our company. This could adversely affect the value of your shares.

   Our articles of incorporation authorize our board of directors to issue up to 40,000,000 shares of preferred stock and to determine the powers, preferences, privileges, rights, including voting rights, qualifications, limitations and restrictions of those shares, without any further vote or action by the shareholders. The rights of the holders of our common stock will be subject to, and may be adversely affected by, the rights of the holders of any preferred stock that may be issued in the future. The issuance of preferred stock could have the effect of delaying, deterring, or preventing a change in control and could adversely affect the voting power of your shares.

   In addition, provisions of California law could make it more difficult for a third party to acquire a majority of our outstanding voting stock by discouraging a hostile bid, or delaying or deterring a merger, acquisition or tender offer in which our shareholders could receive a premium for their shares, or a proxy contest for control of our company or other changes in our management. See "Description of Capital Stock" for a discussion of these provisions.

                           FORWARD-LOOKING STATEMENTS

   This prospectus contains forward-looking statements that involve risks and uncertainties. These statements relate to our future plans, objectives, expectations and intentions. These statements may be identified by the use of words such as "expects," "anticipates," "intends," "plans" and similar expressions. Our actual results could differ materially from those discussed in these statements. Factors that could contribute to these differences include those discussed under "Risk Factors" and elsewhere in this prospectus. The cautionary statements made in this prospectus should be read as being applicable to all forward-looking statements wherever they appear in this prospectus.

                      ASSUMPTIONS USED IN THIS PROSPECTUS

   Throughout this prospectus, our fiscal years ended December 31, 1995, December 29, 1996, December 28, 1997, January 3, 1999 and January 2, 2000 are referred to as years 1995, 1996, 1997, 1998 and 1999, respectively. Our fiscal year consists of 52 or 53 weeks and ends on the Sunday closest to December 31 in each year. Fiscal year 1998 included 53 weeks. All other years shown are 52 weeks. The nine months ended October 3, 1999 and October 1, 2000 both consist of 39 weeks.

   Except as otherwise noted or where the context otherwise requires, all information in this prospectus assumes:

  . the issuance of 69,897 shares of common stock pursuant to our employee stock purchase plan on January 15, 2001;

  . no exercise of options to purchase an aggregate of 1,429,966 shares of common stock which are outstanding as of the date of this prospectus under our 1990 and 1998 stock option plans; and

  . no exercise of the underwriters' over-allotment option to purchase up to 510,000 additional shares of our common stock from some of our shareholders.

                                USE OF PROCEEDS

   We estimate that the net proceeds from the sale of the 200,000 shares of common stock offered by us at an assumed price of $24.88 per share, after deducting estimated underwriting discounts and estimated offering expenses, will be approximately $4.2 million. We intend to use the net proceeds from the offering for general corporate purposes. We will not receive any proceeds from the sale of shares by the selling shareholders.

   We intend to invest the net proceeds in short-term, investment-grade, interest-bearing securities. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources" for additional information regarding our sources and uses of capital.

                          PRICE RANGE OF COMMON STOCK

   Our common stock is quoted on the Nasdaq National Market under the symbol "CPKI." Public trading of our common stock commenced on August 2, 2000. The high and low closing prices of our common stock on the Nasdaq National Market, as reported by the Nasdaq National Market, for the third quarter of 2000 (since our initial public offering on August 2, 2000) were $29.00 per share and $19.00 per share, respectively. The high and low closing prices for the fourth quarter of 2000 were $35.13 per share and $26.63 per share, respectively. As of January 11, 2001, there were 241 holders of record of common stock. On January 11, 2001, the last sale price reported on the Nasdaq National Market for our common stock was $24.88 per share.

                                DIVIDEND POLICY

   We currently intend to retain all future earnings for the operation and expansion of our business and do not anticipate paying cash dividends on our common stock in the foreseeable future. We have not paid any cash dividends since 1992 when dividends were paid in connection with PepsiCo, Inc.'s acquisition of a controlling interest in us. In 1997, we declared a stock dividend of one share of Series A 12 1/2% cumulative compounding preferred stock and one share of Series B 13 1/2% cumulative compounding preferred stock on each outstanding share of our common stock, which shares of preferred stock were converted in a recapitalization into cash and shares of our common stock upon the consummation of our initial public offering.

   Our credit agreement with Bank of America, N.A. currently prohibits us from declaring or paying any dividends or other distributions on any shares of our capital stock other than dividends payable solely in shares of capital stock or the stock of our subsidiaries. Any payment of cash dividends in the future will be at the discretion of our board of directors and will depend upon our results of operations, earnings, capital requirements, contractual restrictions contained in our credit agreement with Bank of America, N.A., or other agreements, and other factors deemed relevant by our board.

                                 CAPITALIZATION

   The following table sets forth at October 1, 2000 our capitalization on an actual basis and on an as adjusted basis to reflect the sale of the shares of common stock offered by us in this offering. This table reflects our sale of 200,000 shares of common stock in this offering at a price per share of $24.88 and is based on the number of shares of common stock outstanding on October 1, 2000. It excludes 1,429,966 shares of common stock issuable upon the exercise of options outstanding at a weighted average exercise price of $13.39 per share and 69,897 shares which will be issued pursuant to our employee stock purchase plan on January 15, 2001. The capitalization information set forth in the table below is qualified by the more detailed consolidated financial statements and notes included elsewhere in this prospectus and should be read in conjunction with those consolidated financial statements and notes.

                                                         October 1, 2000
                                                     --------------------------
                                                       Actual     As Adjusted
                                                     -----------  -------------
                                                     (dollars in thousands,
                                                       except share data)
Cash and cash equivalents........................... $    12,666   $    16,880
                                                     ===========   ===========
Long-term debt, including current portion........... $        56   $        56
Shareholders' equity:
  Common stock, $ 0.01 par value: 80,000,000 shares
   authorized, 17,888,091 shares issued and
   outstanding, actual; 80,000,000 shares
   authorized, 18,088,091 shares issued and
   outstanding, pro forma as adjusted...............         179           181
  Additional paid-in capital........................     198,295       202,507
  Accumulated deficit...............................    (109,200)     (109,200)
                                                     -----------   -----------
    Total shareholders' equity .....................      89,274        93,488
                                                     -----------   -----------
    Total capitalization............................ $    89,330   $    93,544
                                                     ===========   ===========

               SELECTED CONSOLIDATED FINANCIAL AND OPERATING DATA

   The following selected consolidated financial and operating data for each of the five fiscal years in the period ended January 2, 2000 are derived from our audited consolidated financial statements. The selected consolidated financial and operating data as of and for the nine months ended October 3, 1999 and October 1, 2000 have been derived from our unaudited consolidated financial statements which, in the opinion of management, reflect all adjustments necessary to present fairly, in accordance with accounting principles generally accepted in the United States, the information for those periods. The audited consolidated financial statements and notes for each of the three fiscal years in the period ended January 2, 2000, and the report of independent auditors on those years, are included elsewhere in this prospectus. This selected consolidated financial and operating data should be read in conjunction with the consolidated financial statements and notes, "Management's Discussion and Analysis of Financial Condition and Results of Operations" and other financial information included elsewhere in this prospectus.

               Selected Consolidated Financial and Operating Data
     (dollars in thousands, except per share, operating data and footnotes)

                                          Fiscal Year                         Nine Months Ended
                          ------------------------------------------------  ---------------------
                                                                            October 3, October 1,
                            1995      1996      1997      1998      1999       1999       2000
                          --------  --------  --------  --------  --------  ---------- ----------
                                                                                 (unaudited)
Statement of Operations
 Data:
Revenues:
 Restaurant sales.......  $155,890  $160,133  $159,391  $165,028  $176,933   $131,391   $154,013
 Franchise and other
  revenues..............       620       698     1,025     2,013     2,260      1,544      1,861
                          --------  --------  --------  --------  --------   --------   --------
   Total revenues.......   156,510   160,831   160,416   167,041   179,193    132,935    155,874

Costs and expenses:
 Cost of sales..........    41,170    43,647    43,361    43,201    44,740     33,054     38,149
 Labor..................    59,811    57,796    57,321    58,547    63,701     47,403     55,109
 Direct operating and
  occupancy.............    37,183    36,633    36,481    34,171    35,848     26,233     30,388
                          --------  --------  --------  --------  --------   --------   --------
   Total restaurant
    operating costs.....   138,164   138,076   137,163   135,919   144,289    106,690    123,646

 General and
  administrative........    12,769    15,722    15,896    13,890    13,123      9,780     11,038
 Depreciation and
  amortization..........    14,762     9,944     7,807     7,543     8,234      6,188      7,040
 Pre-opening............       --        279       445       234       763        720        910
 Loss on impairment of
  property and
  equipment and
  restaurant closures...    15,453       280     9,604        85       200        --       1,839
 Non-recurring
  compensation(3).......       --        --        --        --        --         --       1,949
                          --------  --------  --------  --------  --------   --------   --------
Operating income
 (loss).................   (24,638)   (3,470)  (10,499)    9,370    12,584      9,557      9,452
Other income (expense):
 Insurance gain and
  bank financing fees...       973       277       --        --       (998)       --         --
 Interest expense.......    (6,885)   (3,297)     (930)   (3,956)   (3,415)    (2,655)    (1,640)
                          --------  --------  --------  --------  --------   --------   --------
   Total other income
    (expense), net......    (5,912)   (3,020)     (930)   (3,956)   (4,413)    (2,655)    (1,640)
                          --------  --------  --------  --------  --------   --------   --------

Income (loss) before
 income tax benefit
 (provision)............   (30,550)   (6,490)  (11,429)    5,414     8,171      6,902      7,812
Income tax benefit
 (provision)(1)(2)......       (51)      514      (251)    5,139    (2,772)    (2,415)    (2,734)
                          --------  --------  --------  --------  --------   --------   --------
Net income (loss).......   (30,601)   (5,976)  (11,680)   10,553     5,399      4,487      5,078
Redeemable preferred
 stock dividend(4)......       --        --    (33,783)      --        --         --         --
Redeemable preferred
 stock accretion........       --     (2,626)      --     (4,478)   (5,147)    (3,851)    (3,512)
                          --------  --------  --------  --------  --------   --------   --------
Net income (loss)
 attributable to common
 shareholders(5)(7).....  $(30,601) $ (8,602) $(45,463) $  6,075  $    252   $    636   $  1,566
                          ========  ========  ========  ========  ========   ========   ========
Net income per common
 share(6):
 Basic..................                                $   0.60  $   0.02   $   0.06   $   0.13
 Diluted................                                $   0.58  $   0.02   $   0.06   $   0.12


Shares used in computing
 net income per common
 share (in
 thousands)(6):
 Basic..................                                  10,113    10,800     10,767     12,307
 Diluted................                                  10,528    11,168     11,018     12,578

Pro Forma Data(8)(9):
Net income attributable
 to common
 shareholders...........                                          $  8,253              $  6,644
Net income per common
 share:
 Basic..................                                          $   0.47              $   0.37
 Diluted................                                          $   0.46              $   0.37

Shares used in computing
 net income per common
 share (in thousands):
 Basic..................                                            17,503                17,801
 Diluted................                                            17,849                18,071

Selected Operating Data:
System-wide restaurants
 open at end of period..                            80        90        96         95        108
Company-owned
 restaurants open at end
 of period..............                            66        67        70         71         77
Average weekly company-
 owned full service
 restaurant sales.......                      $ 43,514  $ 47,490  $ 49,490   $ 49,451   $ 53,886
Comparable company-owned
 restaurant sales
 increase(10)...........                           0.6%      6.1%      4.1%       4.5%       7.8%

                                         Fiscal Year                          October 1, 2000
                         -----------------------------------------------  ------------------------
                           1995      1996      1997      1998     1999     Actual  As Adjusted(11)
                         --------  --------  --------  --------  -------  -------- ---------------
                                                                                (unaudited)
Cash and cash
 equivalents............ $  1,774  $  4,143  $  5,455  $ 14,553  $ 5,686  $ 12,666    $ 16,880
Total assets............  110,414   104,953    82,915    96,155   94,750   109,940     114,154
Total debt, including
 current portion........  115,928       192    47,157    45,385   40,085        56          56
Redeemable preferred
 stock..................      --    118,791    33,783    38,774   43,921       --          --
Shareholders' equity
 (deficiency)...........  (33,591)  (39,567)  (16,840)  (10,439)  (9,829)   89,274      93,488

--------
(1) Net loss for 1997 was unfavorably impacted by the recording of a $7.6 million deferred tax asset valuation allowance. We recorded the valuation allowance in 1997 due to uncertainty at the time of our ability to realize the benefit of the net deferred tax asset.

(2) Net income for 1998 was favorably impacted by the reversal of a $7.6 million deferred tax asset valuation allowance that was previously provided for in 1997. We eliminated the valuation allowance in 1998 due to our belief that current year activity made realization of this benefit more likely than not.

(3) Non-recurring compensation charge of $1.9 million during the nine months ended October 1, 2000 represents the performance based stock options becoming exerciseable in accordance with variable plan accounting under Accounting Principle Board No. 25. The performance based stock options were granted to Fredrick R. Hipp, our Chief Executive Officer and President.

(4) In 1997, we declared a redeemable preferred stock dividend payable to our common shareholders.

(5) Net income (loss) attributable to common shareholders includes the effect of the accretion of the liquidation preference on the redeemable preferred stock which reduces net income or increases net loss attributable to common shareholders for the relative periods.

(6) See notes 2 and 9 of notes to audited consolidated financial statements for an explanation of the method used to calculate the net income (loss) per common share and shares used in computing net income (loss) per common share, basic and diluted.

(7) Net income for 1998 was favorably impacted by the reversal of a $7.6 million deferred tax asset valuation allowance. Assuming an effective tax rate of 33.9%, consistent with 1999, net income before redeemable preferred stock accretion would have been reduced by $6.9 million.

(8) Pro forma net income attributable to common shareholders for 1999 is the result of the elimination of $2.3 million in interest expense, net of taxes, related to the repayment of bank debt, the elimination of annual compensation expense of $595,000, net of taxes, due to the amendment of our co-founders' employment agreements, and the elimination of $5.1 million in preferred stock accretion upon the automatic conversion of our preferred stock. Pro forma net income attributable to common shareholders for the first nine months of 2000 is the result of the elimination of $1.1 million in interest expense, net of taxes, related to the repayment of bank debt, the elimination of annual compensation expense of $439,000, net of taxes, due to the amendment of our co-founders' employment agreements, and the elimination of $3.5 million in preferred stock accretion upon the automatic conversion of our preferred stock.

(9) Pro forma information gives effect, as of the beginning of each period, to the sale of 5,300,000 shares of common stock by us in our initial public offering, the conversion of all outstanding shares of our preferred stock into 1,294,281 shares of common stock as of the beginning of 1999 and 1,464,017 shares of common stock as of the beginning of the nine month period ended October 1, 2000 and our repurchase of 1,000 shares of common stock from Bruckmann, Rosser, Sherrill & Co., L.P., both pursuant to a plan of recapitalization, and the issuance of 110,696 shares of our common stock upon the exercise of options held by our Chief Executive Officer and President. Pro forma information does not give effect to the sale of 200,000 shares of common stock offered by us in this offering.

(10) Company-owned restaurants are included in the computation of comparable restaurant sales after they have been open 12 months.

(11) Reflects our receipt of estimated net proceeds of $4.2 million from the sale of 200,000 shares of common stock offered by us in this offering at a price of $24.88 per share, net of estimated underwriting discounts and estimated offering expenses.

               MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                      CONDITION AND RESULTS OF OPERATIONS

Overview

   We own and operate 82 casual dining restaurants under the names "California Pizza Kitchen" and "California Pizza Kitchen ASAP" in 17 states and the District of Columbia. We also franchise our concept and currently have 30 additional restaurants which operate under franchise or license arrangements. During our more than 15 years of operating history, we believe we have developed strong brand awareness and demonstrated the appeal of our concept in a wide variety of geographic areas. Our concept was, and remains, to take our customers' favorite food cravings and put them on a pizza--to figuratively put the world on a pizza.

   We opened our first casual dining restaurant in 1985 in Beverly Hills, California and grew steadily to 25 restaurants by early 1992. Our concept, with its signature line of innovative, premium pizzas, open-flame ovens in exhibition-style kitchens and excellent guest service, attracted PepsiCo, Inc. which bought a controlling interest in our company in May 1992.

   During the approximately five-year period when PepsiCo was our controlling shareholder, we opened 60 restaurants, 16 of which have subsequently been closed. We experimented with different locations and different restaurant sizes, ranging from 3,600 square feet to more than 11,000 square feet. Our rapid expansion strained our infrastructure, resulted in a variety of management and operational changes, diverted our attention from the execution of our concept and led to disappointing operating results and financial performance, including a decline in comparable restaurant sales in 1996.

   At the end of 1996, PepsiCo concluded that it would sell or otherwise divest all of its restaurant businesses, including California Pizza Kitchen. In September 1997, we consummated a series of transactions to effect a merger and leveraged recapitalization through which an investor group led by Bruckmann, Rosser, Sherrill & Co., L.P. acquired a 67.4% interest in our company. Under the terms of the merger and leveraged recapitalization agreements, PepsiCo contributed all of its shares of Class A common stock to us and converted all of its redeemable preferred stock and Class B common stock into a right to receive a cash payment of approximately $60.0 million. The holders of our outstanding shares of Class A common stock received merger consideration consisting of cash and shares of our new common stock in exchange for their shares of our old Class A common stock, which were then canceled. Immediately after giving effect to the recapitalization, there were 10,000,001 shares of common stock outstanding and no shares of preferred stock. As a result of the recapitalization, PepsiCo retained no ownership interest in our company, although it did retain four under-performing restaurants which were subsequently closed, and assumed some of the obligations and liabilities of six other restaurants that had closed prior to the completion of the merger and leveraged recapitalization. As a result of PepsiCo's retention of these restaurants and other liabilities, our financial position was materially improved.

   Since the recapitalization, we have hired new management, who, in conjunction with our co-founders, refocused our efforts on improving food quality, customer service, and the overall dining experience at our restaurants. Our new management team, led by Frederick R. Hipp, Chief Executive Officer and President, H. G. Carrington, Jr., Executive Vice President and Chief Financial Officer, and Frederick F. Wolfe, Chief Operating Officer, reorganized our operations and developed a new business strategy. Initiatives put in place included (a) increasing the size of our pizzas by 17% and the size of our pasta portions by 25%, without increasing prices, to enhance the price-to-value relationship of our core menu offerings, and (b) reducing the number of tables assigned per server to improve the overall customer experience. Since the beginning of 1998, we have introduced 17 new menu items, improved the quality of many of our ingredients, and introduced a new, updated decor package for our new and remodeled restaurants. We believe these initiatives, coupled with our innovative food and average guest check of approximately $10.50, provide an emphasis on dining value and have contributed to our company-owned comparable restaurant sales growth of 6.1% in 1998, 4.1% in 1999 and 7.8% through the first nine months of 2000.

   Our new management team has been able to fund these initiatives while still improving our operating margins by realizing various operating and purchasing efficiencies. Specifically, we instituted real-time reporting requirements, significantly reduced our food costs by negotiating improved terms under our purchasing contracts, and substantially reduced general and administrative expenses by rationalizing our corporate office structure.

   We have instituted an accelerated, but disciplined, growth plan, focused largely on further penetrating our existing markets. Since the beginning of 1998, we have opened 15 new company-owned, full service restaurants and three ASAP restaurants. We intend to open a minimum of 14 company-owned, full service restaurants in 2001. Our new restaurants typically experience lower operating margins in their first few months of operation due to operational inefficiencies, but are expected to achieve a level of operating performance similar to those of our mature restaurants after 90 days.

   Our revenues are comprised of restaurant sales, franchise royalties and other income. Our restaurant sales are comprised almost entirely of food and beverage sales. In 1999, alcohol sales represented 5.3% of restaurant sales, and for the first nine months of 2000, alcohol sales represented 5.1% of restaurant sales. Our franchise royalties and other revenues consist primarily of monthly royalty income and initial franchise fees.

   Cost of sales is composed of food, beverage and paper supply expenses. The components of cost of sales are variable and increase with sales volume. Labor costs include direct hourly and management wages, bonuses, taxes and benefits for restaurant employees. Direct operating and occupancy costs generally increase with sales volume but decline as a percentage of restaurant sales. Direct operating and occupancy costs include restaurant supplies, marketing costs, fixed rent, percentage rent, common area maintenance charges, utilities, real estate taxes, repairs and maintenance and other related costs.

   General and administrative costs include all corporate and administrative functions that support existing operations and provide infrastructure to facilitate our future growth. Components of this category include management, supervisory and staff salaries and related employee benefits, travel, information systems, training, corporate rent and professional and consulting fees. Depreciation and amortization principally includes depreciation on capital expenditures for restaurants. Pre-opening costs, which are expensed as incurred, consist of the costs of hiring and training the initial work force, travel, the cost of food used in training, marketing costs, the cost of the initial stocking of operating supplies and other direct costs related to the opening of a new restaurant.

   In calculating company-owned comparable restaurant sales, we include a restaurant in the comparable base once it has been open for 12 months. As of October 1, 2000, we had 71 company-owned restaurants which met this criterion.

Results of operations

   Our operating results for 1997, 1998 and 1999 and for the nine months ended October 3, 1999 and October 1, 2000 are expressed as a percentage of revenues below, except for the components of restaurant operating costs and expenses, which are expressed as a percentage of restaurant sales:

                                       Fiscal Year          Nine Months Ended
                                    --------------------  ---------------------
                                                          October 3, October 1,
                                    1997    1998   1999      1999       2000
                                    -----   -----  -----  ---------- ----------
                                                               (unaudited)
Revenues:
  Restaurant sales.................  99.4%   98.8%  98.7%    98.8%      98.8%
  Franchise and other revenues.....   0.6     1.2    1.3      1.2        1.2
                                    -----   -----  -----    -----      -----
    Total revenues................. 100.0   100.0  100.0    100.0      100.0
Costs and expenses:
  Cost of sales....................  27.2    26.2   25.3     25.2       24.8
  Labor............................  36.0    35.5   36.0     36.1       35.8
  Direct operating and occupancy...  22.9    20.7   20.3     20.0       19.7
                                    -----   -----  -----    -----      -----
    Total restaurant operating
     costs.........................  86.1    82.4   81.6     81.2       80.3
  General and administrative.......   9.9     8.3    7.3      7.4        7.1
  Depreciation and amortization....   4.9     4.5    4.6      4.7        4.5
  Pre-opening......................   0.3     0.1    0.4      0.5        0.6
  Loss on impairment of property
   and equipment and restaurant
   closures........................   6.0     0.1    0.1      --         1.2
  Non-recurring compensation.......   --      --     --       --         1.3
                                    -----   -----  -----    -----      -----
Operating income (loss)............  (6.5)    5.6    7.0      7.2        6.1
Other income (expense):
  Bank financing fees..............   --      --    (0.6)     --         --
  Interest expense.................  (0.6)   (2.4)  (1.9)    (2.0)      (1.0)
                                    -----   -----  -----    -----      -----
    Total other income (expense),
     net...........................  (0.6)   (2.4)  (2.5)    (2.0)      (1.0)
                                    -----   -----  -----    -----      -----
Income (loss) before income tax
 benefit (provision)...............  (7.1)    3.5    4.6      5.2        5.1
Income tax benefit (provision).....  (0.2)    3.1   (1.5)    (1.8)      (1.8)
                                    -----   -----  -----    -----      -----
Net income (loss)..................  (7.3)%   6.3%   3.0%     3.4%       3.3%
                                    =====   =====  =====    =====      =====

Nine months ended October 1, 2000 compared to the nine months ended October 3, 1999

   Total Revenues. Total revenues increased by $22.9 million, or 17.3%, to $155.9 million for the first nine months of 2000 from $132.9 million for the first nine months of 1999 due to a $22.6 million increase in restaurant sales and a $317,000 increase in franchise and other revenue. The increase in restaurant sales was due to $6.7 million in sales from a full nine months of operations for the five restaurants that opened in the first nine months of 1999, $1.9 million in sales from the consolidation of our limited partnership restaurant, $5.3 million in sales derived from the six restaurants opened in the first nine months of 2000, and $10.0 million from comparable restaurant sales increases of 7.8%. This increase in restaurant sales was offset by the loss of revenue from the two restaurants which were closed in 1999. The increase in comparable restaurant sales was driven by increases in customer counts of approximately 4.6% and increases in the average check of approximately 3.2% compared to the first nine months of 1999. Approximately one-half of the increase in average check is due to price increases taken in 1999 and 2000, with the remainder due to modest shifts in our menu mix. Franchise and other revenue growth was due primarily to a full nine months of operations for the seven new franchise restaurants that opened in 1999 and the six franchise restaurants that opened in the first nine months of 2000.

   Cost of sales. Cost of sales increased by $5.1 million, or 15.4%, to $38.1 million for the first nine months of 2000 from $33.0 million for the first nine months of 1999. Cost of sales as a percentage of restaurant sales decreased to
24.8 % for the first nine months of 2000 from 25.2% in the prior period. This reduction was primarily a result of increased operational efficiencies and the price increase taken in the second quarter of 2000.

   Labor. Labor increased by $7.7 million, or 16.3%, to $55.1 million for the first nine months of 2000 from $47.4 million for the first nine months of 1999. Labor as a percentage of restaurant sales decreased to 35.8% for the first nine months of 2000 from 36.1% for the prior period. The decrease in labor as a percentage of restaurant sales was primarily due to lower hourly labor as a percentage of sales resulting from higher weekly store sales for the first nine months of 2000 compared to the same period last year. Hourly labor as a percentage of sales decreased to 21.4% for the first nine months of 2000 from 21.7% of sales for the prior period.

   Direct operating and occupancy. Direct operating and occupancy increased by $4.2 million, or 15.8%, to $30.4 million for the first nine months of 2000 from $26.2 million for the first nine months of 1999. Direct operating and occupancy as a percentage of restaurant sales decreased to 19.7% for the first nine months of 2000 from 20.0% from the prior period. The reduction was due primarily to higher net sales spread over relatively fixed restaurant level operating and occupancy expenses.

   General and administrative. General and administrative increased by $1.3 million, or 12.9%, to $11.0 million for the first nine months of 2000 from $9.8 million for the first nine months of 1999. General and administrative as a percentage of total revenue decreased to 7.1% for the first nine months of 2000 from 7.4% for the prior period. The increase in general and administrative expenses was primarily a result of higher travel and moving expenses related to manager relocations for our new restaurants and higher personnel costs related to new management positions. The decrease in general and administrative expenses as a percentage of revenues was primarily a result of the Company's increasing revenue base and its ability to leverage its general and administrative personnel.

   Depreciation and amortization. Depreciation and amortization increased by $852,000, or 13.8%, to $7.0 million for the first nine months of 2000 from $6.2 million for the first nine months of 1999. The increase was primarily due to the six new restaurants opened during the first nine months of fiscal 2000 and a full nine months of depreciation on the restaurants opened in 1999.

   Pre-opening. Pre-opening increased by $190,000 to $910,000 for the first nine months of 2000 from $720,000 for the first nine months of 1999. The increase was due to the six restaurants that opened in the first nine months of 2000 compared to the five restaurants that opened in the first nine months of 1999, as well as pre-opening expenses incurred in connection with the restaurants that we plan to open in the fourth quarter of 2000.

   Loss on impairment of property and equipment and restaurant closures. Loss on impairment of property and equipment and restaurant closures was $1.8 million in the first nine months of 2000 related to the write-down of one restaurant in accordance with Financial Accounting Standards No. 121. In 1999, we did not write down any of our restaurants.

   Non-recurring compensation charge. Non-recurring compensation charge of $1.9 million represents the performance-based stock options granted to Frederick R. Hipp, our Chief Executive Officer and President. Upon closing of the initial public offering, these options were exercised triggering a variable plan accounting charge in accordance with Accounting Principles Board No. 25.

   Interest expense. Interest expense decreased by $1.1 million to $1.6 million for the first nine months of 2000 from $2.7 million for the first nine months of 1999. The decrease was primarily a result of a lower debt balance due to payments made under our prior credit facility, a lower interest rate due to a new credit facility that was put in place in October 1999, and the repayment of our term note and the pay-down of the revolving line of credit on August 7, 2000 with the proceeds from our initial public offering.

   Income tax provision. The income tax provision for the first nine months of 2000 and 1999 was based on annual effective tax rates applied to the income before income tax provision. The 35.0% tax rate applied to the first nine months of 2000 comprises the federal and state statutory rates based on the annual estimated effective tax rate for 2000. The 35.0% tax rate applied to the first nine months of 1999 comprises the federal and state statutory rates based on the annual estimated effective tax rate for 1999.

   Net income (loss). Net income (loss) increased by $591,000, or 13.2%, to $5.1 million for the first nine months of 2000 from $4.5 million for the first nine months of 1999. Net income as a percentage of revenues decreased to 3.3% for the first nine months of 2000 from 3.4% for the first nine months of 1999. The decrease was due to the $1.8 million write down of one restaurant in the first nine months of 2000 in accordance with Financial Accounting Standards
No. 121 and the $1.9 million non-recurring compensation charge for performance-based stock options in accordance with Accounting Principles Board No. 25.

1999 (52 weeks) compared to 1998 (53 weeks)

   Total revenues. Total revenues increased by $12.2 million, or 7.3%, to $179.2 million in 1999 from $167.0 million in 1998 due to an $11.9 million increase in restaurant sales and a $247,000 increase in franchise and other revenues. The increase in restaurant sales was due to $3.1 million in sales from a full year of operations for the two restaurants that opened in 1998, $7.3 million in sales derived from the five restaurants opened in 1999, and $6.5 million from comparable restaurant sales increases of 4.1%. This increase in restaurant sales was offset by two restaurant closures in 1999 and one restaurant closure in 1998, plus the impact of one additional week of sales in 1998 which contributed $3.4 million of revenue in 1998. The increase in comparable restaurant sales was driven by an increase in customer counts of approximately 1.9% and an increase in the average guest check of approximately 2.2% compared to 1998. The increase in average guest check was primarily due to price increases implemented in 1998 and 1999. Franchise and other revenue growth was due to seven new franchise restaurants that opened in 1999 and a full year of operations for the 12 franchise restaurants that opened in 1998.

   Cost of sales. Cost of sales increased by $1.5 million, or 3.6%, to $44.7 million in 1999 from $43.2 million in 1998. Cost of sales as a percentage of restaurant sales decreased to 25.3% in 1999 from 26.2% in 1998. This reduction was primarily a result of lower commodity costs in 1999 compared to 1998 and management's ongoing effort to reduce the cost of food products and improve margins.

   Labor. Labor increased by $5.2 million, or 8.8%, to $63.7 million in 1999 from $58.5 million in 1998. Labor as a percentage of restaurant sales increased to 36.0% in 1999 from 35.5% in 1998. The increase in labor as a percentage of restaurant sales was primarily due to higher restaurant level management wages as a result of our ongoing initiative to reduce management turnover. Hourly labor as a percentage of sales remained constant at 21.7% in 1999 and 1998.

   Direct operating and occupancy. Direct operating and occupancy increased by $1.7 million, or 4.9%, to $35.8 million in 1999 from $34.1 million in 1998. Direct operating and occupancy as a percentage of restaurant sales decreased to 20.3% in 1999 from 20.7% in 1998. The reduction was due primarily to higher net sales spread over relatively fixed restaurant level operating and occupancy expenses.

   General and administrative. General and administrative decreased by $767,000, or 5.5%, to $13.1 million in 1999 from $13.9 million in 1998. General and administrative as a percentage of total revenues decreased to 7.3% in 1999 from 8.3% in 1998. The decrease was primarily a result of improved cost management initiatives related to certain insurance programs.

   Depreciation and amortization. Depreciation and amortization increased $691,000, or 9.2%, to $8.2 million in 1999 from $7.5 million in 1998. The increase was primarily due to the additional depreciation on the two new restaurants opened during the second half of 1998 and the five new restaurants opened in 1999.

   Pre-opening. Pre-opening increased by $529,000 to $763,000 in 1999 from $234,000 in 1998. The increase was due to the five new restaurants opened in 1999 compared to only two restaurants opened in 1998.

   Loss on impairment of property and equipment and restaurant closures. Loss on impairment of property and equipment and restaurant closures increased by $115,000 to $200,000 in 1999 from $85,000 in 1998. The increase was due to the write off of our old point of sale system. In 1999 we implemented new point of sale systems in all of our restaurant locations.

   Bank financing fees. Bank financing fees of $1.0 million represents the unamortized costs relating to our prior credit agreement, which were written off when we refinanced our senior credit facility in 1999.

   Interest expense. Interest expense decreased by $541,000, or 13.7%, to $3.4 million in 1999 from $3.9 million in 1998. The decrease was primarily a result of a lower debt balance due to payments made under our credit facility and higher interest earning cash balances.

   Income tax benefit (provision). The income tax benefit (provision) in 1999 and 1998 was based on annual effective tax rates applied to the income (loss) before income tax benefit (provision). The effective tax rate was 33.9% in 1999. In 1998, the income tax benefit differs from the expected income tax provision derived by applying the effective tax rate as a result of an offsetting reduction in the previously provided deferred income tax asset valuation allowance of $7.6 million. The deferred tax asset valuation allowance was reduced since it became more likely than not that the deferred tax asset would be realized in the future.

   Net income (loss). Net income decreased by $5.2 million, or 49.0%, to $5.4 million in 1999 from $10.6 million in 1998. Net income as a percentage of revenues decreased to 3.0% in 1999 from 6.3% in 1998. The decrease was due to the income tax benefit received in 1998 as a result of the reduction in the previously provided deferred income tax asset valuation allowance of $7.6 million in 1998.

1998 (53 weeks) compared to 1997 (52 weeks)

   Total revenues. Total revenues increased by $6.6 million, or 4.1%, to $167.0 million in 1998 from $160.4 million in 1997. The one additional week of operations in 1998, contributed $3.5 million of the increased revenue in 1998, of which $3.4 million came from increased restaurant sales. The remainder of the increase in revenues was primarily attributable to a $2.1 million increase in restaurant sales and a $1.0 million increase in franchise and other revenues. The increase in restaurant sales was primarily attributable to comparable restaurant sales' increases of $9.2 million, or 6.1%, offset by the closure of three restaurants and the conversion of four restaurants to licensed locations in connection with the merger and leveraged recapitalization. The increase in comparable restaurant sales was driven by increases in customer counts of approximately 3.0% and an increase in average guest check of approximately 3.1% in 1998. Most of the increase in the average guest check was due to price increases taken in 1998. Franchise revenue growth was due to 12 new franchise restaurants that opened in 1998 and a full year of operations for the three franchise restaurants that opened in 1997.

   Cost of sales. Cost of sales decreased by $160,000, or 0.4%, to $43.2 million in 1998 from $43.4 million in 1997. Cost of sales as a percentage of restaurant sales decreased to 26.2% in 1998 from 27.2% in 1997. This reduction was a result of management's effort to reduce the cost of food products and improve margins through the renegotiation of many of our food vendor contracts.

   Labor. Labor increased by $1.2 million, or 2.1%, to $58.5 million in 1998 from $57.3 million in 1997 primarily due to one additional week of operations in 1998. Labor as a percentage of restaurant sales decreased to 35.5% in 1998 from 36.0% in 1997. The decrease in labor as a percentage of restaurant sales was primarily due to improvements in the management of hourly labor, which decreased to 21.7% of restaurant sales in 1998 from 22.1% in 1997. Management labor as a percentage of restaurant sales decreased to 7.4% in 1998 from 7.6% in 1997, primarily as a result of increased restaurant efficiencies and higher net sales.

   Direct operating and occupancy. Direct operating and occupancy decreased by $2.3 million, or 6.3%, to $34.2 million in 1998 from $36.5 million in 1997. Direct operating and occupancy as a percentage of restaurant sales decreased to 20.7% in 1998 from 22.9% in 1997. The reduction was due primarily to higher net sales spread over relatively fixed restaurant operating expenses and the closure of three restaurants and the conversion of four restaurants to licensed locations in connection with the merger and leveraged recapitalization.

   General and administrative. General and administrative decreased by $2.0 million, or 12.6%, to $13.9 million in 1998 from $15.9 million in 1997. General and administrative as a percentage of total revenues decreased to 8.3% in 1998 from 9.9% in 1997. The decrease was primarily a result of improved cost management in legal and consulting expenses of $840,000 and reduced travel and entertainment costs of $700,000.

   Depreciation and amortization. Depreciation and amortization decreased by $264,000, or 3.4%, to $7.5 million in 1998 from $7.8 million in 1997. The decrease was primarily due to the write-down of 12 restaurant locations in 1997 in accordance with Financial Accounting Standards No. 121.

   Pre-opening. Pre-opening decreased by $211,000, or 47.4%, to $234,000 in 1998 from $445,000 in 1997. The decrease was due to a more disciplined approach to managing pre-opening expenses implemented by our new management team for the two restaurants we opened in 1998 compared to the two restaurants we opened in 1997.

   Loss on impairment of property and equipment and restaurant closures. Loss on impairment of property and equipment and restaurant closures decreased by $9.5 million to $85,000 in 1998 from $9.6 million in 1997. The decrease was due to the reserve for restaurant closure expenses related to one restaurant recognized in 1998 compared to the write-down of 12 restaurant locations in 1997 in accordance with Financial Accounting Standards No. 121.

   Interest expense. Interest expense increased by $3.0 million to $4.0 million in 1998 from $930,000 in 1997. The increase was a result of a full year of interest related to the borrowings incurred as of September 30, 1997 in connection with the merger and leveraged recapitalization transaction.

   Income tax benefit (provision). The income tax provision in 1998 and 1997 was based on annual effective tax rates applied to the income (loss) before income tax benefit (provision). In 1998, the income tax benefit differs from the expected provision for income taxes derived by applying the effective tax rate as a result of an offsetting reduction in the previously provided deferred income tax asset valuation allowance of $7.6 million. Prior to the merger and leveraged recapitalization in 1997, income taxes were filed on a consolidated basis with PepsiCo under a tax sharing agreement. Subsequent to the merger and leveraged recapitalization, the income tax provision in 1997 was adjusted because we established a valuation allowance equal to the net deferred tax asset. The valuation allowance was recorded due to uncertainty at the time of our ability to realize the benefit of the net deferred tax asset based on our prior history of losses. During 1998, we determined that it appeared more likely than not that the benefit of the deferred tax asset would be realized in the future. This determination was based on several factors, including new management and an improvement in our operating income and financial projections. As a result, we reduced the deferred tax asset valuation allowance by $7.6 million in 1998.

   Net income (loss). Net income increased by $22.2 million to $10.6 million in 1998 from a loss of $11.7 million in 1997. Net income as a percentage of revenues increased to 6.3% in 1998 from a negative 7.3% in 1997. The increase was due to the factors described above.

Potential fluctuations in quarterly results and seasonality

   Our quarterly operating results may fluctuate significantly as a result of a variety of factors, including the timing of new restaurant openings and related expenses, profitability of new restaurants, increases or decreases in comparable restaurant sales, general economic conditions, consumer confidence in the economy, changes in consumer preferences, competitive factors, changes in food costs, changes in labor costs, and weather conditions. In the past we have experienced significant variability in pre-opening costs from quarter to quarter. These fluctuations are primarily a function of the timing of restaurant openings. We typically incur the most significant portion of pre-opening costs associated with a given restaurant within the one month immediately preceding, and the month of, the opening of a restaurant. In addition, our experience to date has been that labor and direct operating and occupancy costs associated with a newly opened restaurant for the first three months of operation are often materially greater than what will be expected after that time, both in aggregate dollars and as a percentage of restaurant sales. Accordingly, the volume and timing of new restaurant openings in any quarter has had and is expected to continue to have a significant impact on quarterly pre-opening costs and labor and direct operating and occupancy costs. As a result of our plans to open new restaurants at an accelerated pace, we anticipate that we will experience significantly increased pre-opening costs, labor and direct operating and occupancy costs in 2001.

   Our business is also subject to seasonal fluctuations. Historically, sales in most of our restaurants have been higher during the summer months and winter holiday season. As a result, we expect our highest earnings to occur in those periods. As a result of all of these factors, results of any one quarter are not necessarily indicative of the results to be expected for any other quarter or for any year.

Liquidity and capital resources

   In recent years, we have funded our capital requirements primarily through cash flow from operations. In 1997, in order to fund the merger and leveraged recapitalization, Bruckmann, Rosser, Sherrill & Co., L.P. and its co-investors made a $25.0 million capital contribution to us and we entered into a $57.0 million credit facility, of which $49.0 million was drawn.

   For the first nine months of 2000, net cash flow provided by operating activities was $14.5 million compared to $7.6 million for the first nine months of 1999. Net cash flow provided by operating activities exceeded the net income for both periods due to the effects of depreciation and amortization for the first nine months of both 2000 and 1999, and loss on impairment of property and equipment and non-recurring compensation for 2000. Net cash flow from operating activities for 1999 was $13.6 million compared to $15.0 million in 1998. The decrease from 1998 to 1999 was primarily due to the reduction of certain liabilities partially offset by an increase in prepaid expenses and other current assets.

   We use cash to fund the development and construction of new restaurants and the remodel of our existing restaurants. Net cash used in investing activities for the first nine months of 2000 was $15.8 million, of which $10.3 million was spent on new restaurants and $3.7 million was spent on remodels. Net cash used in investing activities for the first nine months of 1999 was $14.0 million. We opened six new restaurants in the first nine months of 2000 compared to five opened in the first nine months of 1999. Net cash used in investing activities for 1999 was $17.3 million, of which approximately $7.7 million was spent on new restaurants opened in 1999, $2.1 million was spent on remodels and $3.3 million was spent on our new point of sales system. Net cash used in investing activities for 1998 was $5.0 million, of which $3.1 million was spent on new restaurants opened in 1998 and $2.2 million was spent on remodels. We opened five additional restaurants in the fourth quarter of 2000 and expect to open a minimum of 14 full service restaurants in 2001. We expect that our planned future restaurants will require, on average, a total cash investment per restaurant, after landlord contributions, of approximately $1.4 million for our full service restaurants and $650,000 for our ASAP restaurants. Additionally, we anticipate pre-opening costs on average to be approximately $150,000 for our full service restaurants and $75,000 for our ASAP restaurants; however, any unexpected delays in construction, labor shortages or other factors could result in higher than anticipated pre-opening costs. Our capital expenditures for 1997 through the first nine months of 2000 were financed primarily through internally generated funds.

   Net cash provided by financing activities was $8.1 million for the first nine months of 2000 compared to net cash used in financing activities of $4.5 million for the first nine months of 1999. Financing activities in fiscal 2000 consisted primarily of $71.9 million from the sale of securities net of underwriting fees and expenses offset by debt payments of $40.0 million and cash payments of $23.7 million to our preferred shareholders upon conversion of their preferred stock into cash and common stock. Net cash used in financing activities for 1999 was $5.2 million and was related to our debt payments made under our term loan and revolving line of credit which were incurred in connection with the merger and leveraged recapitalization transaction. We have a $20.0 million revolving line of credit, under which nothing is currently outstanding. The line of credit expires on June 30, 2004 and bears interest at either the bank base rate minus 0.75% or LIBOR plus 1.0%.

   Our capital requirements, including costs related to opening additional restaurants, have been and will continue to be significant. Our future cash requirements and the adequacy of available funds will depend on many factors, including the pace of expansion, real estate markets, site locations and the nature of the arrangements negotiated with landlords. We believe that our current cash balances, together with anticipated cash flows from operations and funds anticipated to be available from our credit facility, will be sufficient to satisfy our working capital and capital expenditures requirements through 2001. Changes in our operating plans, acceleration of our expansion plans, lower than anticipated sales, increased expenses or other events may cause us to seek additional financing sooner than anticipated. Additional financing may not be available on acceptable terms, or at all. Failure to obtain additional financing as needed could have a material adverse effect on our business and results of operations.

Quantitative and qualitative disclosures about market risk

   Our market risk exposures are related to our cash, cash equivalents and investments. We invest our excess cash in highly liquid short-term investments with maturities of less than one year. We anticipate using our net proceeds from this offering in similar investment grade and highly liquid investments. These investments are not held for trading or other speculative purposes. Changes in interest rates affect the investment income we earn on our investments and, therefore, impact our cash flows and results of operations.

   In addition, we have a $20.0 million line of credit agreement with Bank of America, N.A. Interest on the line is calculated on either the bank base rate minus 0.75% or LIBOR plus 1.0%. Currently, there is no outstanding balance under this agreement. Should we draw on this line in the future, changes in interest rates would affect the interest expense on these loans and, therefore, impact our cash flows and results of operations.

   Many of the food products purchased by us are affected by changes in weather, production, availability, seasonality and other factors outside our control. In an effort to control some of this risk, we have entered into some fixed price purchase commitments with terms of no more than a year. In addition, we believe that almost all of our food and supplies are available from several sources, which helps to control food commodity risks.

Inflation

   The primary inflationary factors affecting our operations are food and labor costs. A large number of our restaurant personnel are paid at rates based on the applicable minimum wage, and increases in the minimum wage directly affect our labor costs. Many of our leases require us to pay taxes, maintenance, repairs, insurance and utilities, all of which are generally subject to inflationary increases. We believe inflation has not had a material impact on our results of operations in recent years.

                                    BUSINESS

Overview

   California Pizza Kitchen is a leading casual dining restaurant chain in the premium pizza segment. We currently own, license or franchise 112 restaurants in 22 states, the District of Columbia and three foreign countries, of which 82 are company-owned and 30 operate under franchise or license arrangements. During our more than 15 years of operating history, we have developed a recognized consumer brand and demonstrated the appeal of our concept in a wide variety of geographic areas.

   Our restaurants feature our signature line of innovative premium pizzas, including our original best sellers, the BBQ Chicken Pizza and the Thai Chicken Pizza, and more recent creations such as the Philly Cheesesteak Pizza, Havana Chicken Pizza and Grilled Garlic Shrimp Pizza. We also serve a broad selection of distinctive pastas, salads, soups, appetizers and desserts, including our Chicken-Tequila Fettucine, BBQ Chicken Chopped Salad, Hearth-Baked Tortilla Spring Rolls and Key Lime Pie. Our restaurants, which feature an exhibition-style kitchen centered around an open-flame oven, provide a distinctive, casual dining experience which is family-friendly and has broad consumer appeal. We believe our restaurants, with an average guest check of approximately $10.50, provide an exceptional dining value and are recognized by consumers for offering a highly differentiated menu, with a high level of customer service.

   We intend to expand in other distribution channels by building upon our longstanding position as an innovator and leader in the premium pizza segment. For instance, we are continuing to pursue the development of our premium fast-casual California Pizza Kitchen ASAP concept, which provides a selection of the high quality, innovative menu items that we serve in our full service restaurants. Through our ASAP restaurants, we may introduce distinctive items made specifically for the "grab and go" market. HMSHost Corporation, our largest franchisee, operates 21 ASAP restaurants, primarily at airports throughout the United States. We recently opened our first three company-owned ASAP restaurants in regional shopping centers. We are also extending our leading brand position in the premium pizza segment through a strategic alliance with Kraft Pizza Company. Together, we have developed and are distributing a line of premium frozen pizzas through supermarkets and other retail outlets in selected markets.

History

   California Pizza Kitchen was formed in 1985 by Rick Rosenfield and Larry Flax, who combined fresh, distinctive ingredients on premium pizzas to create innovative tastes that consumers could easily identify with, yet had never previously associated with pizza. By May 1992, we were operating 23 California Pizza Kitchen restaurants in seven states--California, Hawaii, Georgia, Virginia, Illinois, Missouri and Arizona. We had also licensed two California Pizza Kitchen restaurants to Mirage Resorts International in Las Vegas. Through our efforts to raise capital to expand our concept across the United States, PepsiCo, Inc. became interested in our concept and purchased a controlling interest in our company in May 1992. We then embarked on an aggressive growth plan which strained our infrastructure, resulted in a number of management and operational changes, diverted our attention from the execution of our concept and led to disappointing operating results and financial performance. In the five-year period during which PepsiCo was our controlling shareholder, we opened 60 restaurants, including 43 in 1993 and 1994. At the end of 1996, PepsiCo decided that it would sell or divest all of its restaurant businesses, including California Pizza Kitchen.

   In September 1997, we consummated a series of transactions to effect a merger and leveraged recapitalization through which a group led by Bruckmann, Rosser, Sherrill & Co., L.P., an experienced restaurant investor, acquired a controlling interest in our company. As a result of these transactions, PepsiCo retained no ownership interest in our company. We hired a new management team led by Frederick R. Hipp, Chief Executive Officer and President, H.G. Carrington, Jr., Executive Vice President and Chief Financial Officer, and Frederick F. Wolfe, Chief Operating Officer, with over 50 years of combined experience in the restaurant industry. The new management team, in conjunction with our co-founders, implemented a number of initiatives to restore and improve overall operations and financial performance. These initiatives included improving the food quality, customer service and overall dining experience at our restaurants, while simultaneously improving profitability. Specifically, we upgraded a number of our existing menu items by improving the quality of our ingredients, reduced the number of tables typically assigned to each server, and increased portion sizes, without increasing prices, to enhance our dining value. We also instituted programs calculated to attract, motivate, and retain quality management personnel, pursued cost reduction initiatives and extended our brand into new distribution channels. Finally, we embarked on a new, more disciplined restaurant expansion program.

   These improvements have enabled us to attract a loyal base of customers and to achieve company-owned comparable restaurant sales increases of 6.1% in 1998, 4.1% in 1999 and another 7.8% in the first nine months of 2000. Our new management team also restructured our corporate organization, resulting in a decrease in corporate general and administrative expenses from 9.9% of total revenues in 1997 to 7.1% of total revenues for the first nine months of 2000. We believe that our quality-enhancing initiatives, coupled with improved cost controls and operating efficiencies, have greatly strengthened our concept and our organization.

Our concept and business strategy

   Our objectives include continuing to build our brand awareness and customer loyalty, and extending our leadership position in the casual dining and premium pizza segments. We intend to utilize the strategies discussed below to achieve these objectives.

   Offer high quality, innovative menu items. Our restaurants feature menu items that use imaginative toppings and showcase recipes that capture tastes and flavors that customers readily identify, but do not typically associate with pizza, pasta or salads. While we do offer traditional menu items, we believe the success of our concept is due to our ability to interpret food trends on our platform of pizza, pasta, salads and appetizers, and to offer items that appeal to a variety of tastes. For instance, our menu includes numerous items incorporating Asian influences (Thai Chicken Pizza, Kung Pao Spaghetti and Oriental Chicken Salad with Crispy Angel Hair Pasta), Southwestern influences (Santa Fe Chicken Pizza, Chicken-Tequila Fettucine and Sedona White Corn Tortilla Soup), and California cuisine (Goat Cheese with Roasted Peppers Pizza and White Balsamic Provencal Salad with Feta Cheese and Sun-Dried Tomatoes). We use high quality ingredients, including imported Italian tomatoes and pastas, imported Kalamata olives, Japanese eggplant, black tiger shrimp, imported cheeses and exotic lettuces and other fresh produce.

   Provide a dining value with broad consumer appeal. We offer large portions of innovative, high quality food and a sophisticated yet casual atmosphere--all for an average guest check of approximately $10.50. We believe this price-to-value relationship differentiates us from our competitors, many of whom have significantly higher average guest checks, and allows us to appeal to a broad group of consumers. In addition to attracting families and groups, our restaurants feature counter seating around the open kitchen, which is popular with single diners. Our restaurants are popular during both the day and evening hours as evidenced by our nearly equal split between lunch and dinner sales. We believe that our diverse menu, which incorporates a wide array of both traditional and multi-ethnic flavors and ingredients, further enhances our broad appeal by accommodating groups with varied tastes or cravings. Our guests dine in a sleek environment that vividly displays the colorful ingredients used in the preparation of our menu items, many of which are prepared in our signature open-flame ovens which cook with intense heat to sear in our distinctive flavors. In addition, the redesigned decor used in our new and remodeled restaurants gives them a softer, more comfortable look and further refines our "sophisticated yet casual" ambience.

   Build awareness of the California Pizza Kitchen brand. We believe that California Pizza Kitchen is a brand that has traditionally been associated with high quality, innovative food items, a commitment to customer service and a strong price-to-value relationship. We also believe that many of our original recipes, including the BBQ Chicken Pizza and Thai Chicken Pizza, are closely associated with the California Pizza Kitchen brand name. The design features of our trademarked yellow, black and white logo are intended to further enhance our brand awareness. We have promoted awareness of the California Pizza Kitchen brand through innovative marketing and public relations programs, including the California Pizza Kitchen cookbooks and various local and national media events. We intend to continue to expand our brand awareness through the use of multiple distribution channels, including our ASAP fast-casual concept and our premium frozen pizzas. We also intend to pursue additional strategic alliances with large, well-established partners, similar to our relationships with Kraft Pizza Company and HMSHost Corporation.

   Pursue disciplined restaurant growth. Our new management team adheres to a disciplined expansion strategy, focused primarily on existing markets and the limited development of additional franchise restaurants. In late 1999, we hired Tom N. Jenneman, who has more than ten years of restaurant real estate experience, as our Senior Vice President and Chief Development Officer to spearhead our development efforts. In 2000, we opened eight full service restaurants and three ASAP restaurants. We expect to open at least 14 full service restaurants in 2001, and we have signed leases for all 14 of these restaurants.

   Maintain strong unit economics. For the 12 month period ending October 1, 2000, sales for our 71 full service restaurants open for the entire period averaged $2.7 million and generated average restaurant-level pre-tax cash flow of $530,000. Our cash investment per full service restaurant, net of landlord contributions, averaged approximately $1.4 million, excluding pre-opening costs, which averaged approximately $150,000 per restaurant. While our company-owned ASAP restaurants have been open for less than a year, we believe that our operating margins and return on investment for these restaurants will be comparable to those of our full service restaurants.

   Provide a high level of customer service. Ninety-two percent of over 22,000 respondents to an in-store survey we conducted during July 2000 indicated that they intended to eat at a California Pizza Kitchen restaurant again. We view the personal interaction of our employees with our customers as an integral part of this response. We have developed and fostered an organizational culture we refer to as R.O.C.K. (Respect, Opportunity, Communication and Kindness). We believe that our culture, together with a highly evolved training program for our servers, kitchen staff and management, leads to a superior customer experience. We also believe that maintaining a work force consisting of qualified and motivated employees is critically important to our ability to do so. We encourage our employees to share a sense of ownership and mission with management and believe that an employee-oriented culture creates a sense of pride in our company and our menu items and helps to ensure superior execution at the restaurant level.

Growth strategies

   We believe that we are extremely well-positioned to grow our concept and brand through several channels simultaneously, including company-owned restaurants, franchised restaurants and retail and other non-traditional channels.

   Full service restaurants. Our full service restaurant concept has been our core business unit and our primary source of growth historically, and we anticipate that it will be our primary source of expansion in the near term. We have adopted a manageable growth strategy and intend to develop many of our new restaurants in our existing markets to gain operational efficiencies, enhance convenience for our customers, and increase brand awareness. Our site selection criteria for new full service restaurants is flexible and allows us to adapt to a variety of locations, including regional shopping malls, retail and entertainment centers, in-line shopping centers, office buildings and free-standing buildings. Our growth strategy incorporates a market penetration or cluster strategy which we believe enhances convenience and ease of access for our customers and results in significant repeat business.

   Company ASAP restaurants. We currently operate three company-owned ASAP restaurants and franchise an additional 22 ASAP restaurants, of which 21 are franchised by HMSHost Corporation. We intend to pursue the development of company-owned ASAP restaurants as part of our strategy to provide our customers with access to California Pizza Kitchen in a convenient, fast-casual environment. In addition to our signature menu items, we may introduce other items designed specifically for the "grab and go" nature of our ASAP concept. Our company-owned ASAP menus feature 13 pizza varieties, as well as salads, sandwiches, appetizers and desserts. Our ASAP restaurants are designed to be 2,000 to 3,000 square feet in size, and include seating for 60 to 70 customers. In addition to accommodating customers desiring to order and eat in, the concept caters to customers wishing to order and take out, or pre-order and pick up. We believe that our ASAP restaurants will be successful in regional shopping centers, high density urban office and retail centers, entertainment centers, transportation centers, including airports, and similar venues.

   Franchise channels. Although our main focus will be on company-owned domestic expansion, we believe that franchise development will complement our growth strategy. Our principal growth in franchise operations is expected to occur through the development of new restaurants by existing franchisees. We also intend to pursue the limited development of additional franchise relationships with quality-conscious partners that operate in specialized segments of the restaurant industry or in targeted international territories and that possess the expertise and resources to execute the development of new restaurants on a large scale. This will allow us to introduce our concepts into specialized food service areas (e.g., college campuses and in-house business accounts) and select international locations which we would not otherwise pursue, since we believe that the best use of our internal resources is company-owned domestic expansion. Similarly, we have chosen not to pursue relationships with franchisees which would involve only a limited number of restaurants in a limited territory since we believe that this would consume too much of our time and attention for the return we would expect to achieve.

   Alternative retail channels. We have entered into a strategic alliance with Kraft Pizza Company to manufacture and distribute a line of California Pizza Kitchen premium frozen pizzas in the United States and Canada. Currently, Kraft distributes our pizzas in supermarkets in Atlanta, Las Vegas, Phoenix, the San Francisco Bay area, Sacramento, Hawaii, Denver, Baltimore, Washington, D.C. and the greater Southern California area, including Los Angeles and San Diego. Kraft intends to expand the markets in which our frozen pizzas are distributed, with an initial focus on those markets in which our restaurants are located. We are strategically positioning our pizzas to attract not only the typical purchaser of a premium frozen pizza, but also to tap into the potentially huge home meal replacement market by attracting the attention of the quality-oriented supermarket shopper who is not presently a consumer of frozen pizza.

   Take-out and delivery services. We offer take-out and/or delivery services in each of our restaurants. Our new restaurants are designed to accommodate this growing segment of our business and typically have separate take-out order windows and waiting areas and, in most cases, a separate cashier. Our goal is to capture a greater share of this market and maximize our revenue-generating opportunities by developing a more customer-friendly, operationally-efficient take-out and delivery service. We generally use independent third parties to provide our delivery services. In 1999, take-out and delivery sales comprised approximately 16.4% of our total restaurant sales. For the first nine months of 2000, our take-out and delivery sales accounted for approximately 17.4% of our restaurant sales.

Unit level economics

   For the 12 month period ending October 1, 2000, sales for our 71 full service restaurants open for the entire period averaged $2.7 million and generated restaurant-level pre-tax cash flow of $530,000. Our prototype full service restaurant is approximately 4,800 to 5,000 square feet. Our average cash investment, net of landlord contributions, was approximately $1.4 million for the 15 full service restaurants opened since the beginning of 1998, excluding pre-opening costs which averaged approximately $150,000 per restaurant. We expect that in the future our cash investment, net of landlord contributions, will also average approximately $1.4 million, excluding pre-opening costs, which are anticipated to be approximately $150,000 per restaurant.

   Our ASAP restaurants will generally be in the range of 2,000 to 3,000 square feet. Our average cash investment, net of landlord contributions, was approximately $650,000 for the ASAP restaurants opened in 2000, excluding pre-opening costs which averaged approximately $75,000 per restaurant. We expect that future ASAP restaurants, net of landlord contributions, will also generally cost approximately $650,000 and that pre-opening expenses will average approximately $75,000. While our company-owned ASAP restaurants have been open for less than a year, we believe that our operating margins and return on investment for our company-owned ASAP restaurants will be comparable to those of our full service restaurants.

Menu

   We continuously experiment with food items and flavor combinations in an attempt to create selections that are innovative and capture distinctive tastes. We first applied our innovative approach to creating and defining a new category of pizza--the premium pizza. For example, our signature creation, the Original BBQ Chicken Pizza, utilizes barbecue sauce instead of tomato sauce, and adds toppings of marinated chicken breast, smoked gouda and mozzarella cheeses, sliced red onion and fresh cilantro. Our Original Thai Chicken Pizza is created with a base of spicy, peanut-ginger and sesame sauce, and topped with marinated chicken breast, mozzarella cheese, roasted peanuts, green onions, bean sprouts, julienne carrots and fresh cilantro. Our other innovative pizzas include the Philly Cheesesteak Pizza, Grilled Garlic Shrimp Pizza, Rosemary Chicken-Potato Pizza and B.L.T. Pizza.

   We have broadened our menu beyond pizza to include pastas, salads, soups, appetizers and desserts, and we strive to bring the same level of creativity and innovation involved in developing our pizzas to our entire menu. Among our other signature menu items are Tequila-Chicken Fettucine which captures Southwestern flavors in a rich tequila-lime and jalapeno cream sauce, our BBQ Chicken Chopped Salad which uses both barbecue sauce and garden-herb ranch dressing, Oriental Chicken Salad with Crispy Angel Hair Pasta, and our hearth-baked Tortilla Spring Roll Appetizers which are sprinkled with parmesan cheese and baked in our pizza ovens. The Spring Rolls include such flavors as the Bangkok BBQ Chicken with grilled chicken breast, carmelized onions, smoked gouda and mozzarella cheeses, fresh cilantro, and our Bangkok BBQ sauce served with a side of horseradish cream sauce, and the recently introduced Baja Chicken with grilled lime chicken breast, roasted corn and black bean relish, Monterey jack and cheddar cheeses, fire-roasted mild chiles, red onions and fresh cilantro served with a side of guacamole.

   Our menu is also designed to satisfy customers who seek traditional, American-style, tomato sauce-based pizza or authentic, Italian-style Neapolitan pizza. For the traditionalist, we offer a variety of items such as the Mushroom, Pepperoni and Sausage Pizza, the Fresh Tomato, Basil and Garlic Pizza, and the Sweet and Spicy Italian Sausages Pizza which combines sweet Italian sausage and grilled spicy Italian sausage, a tomato sauce base, roasted red and yellow peppers and mild onions. Our Neapolitan pizzas are prepared on a thin, crisp crust and include our Classic Margherita Pizza with imported tomatoes, fresh mozzarella, fresh basil and parmesan cheese and our Rustica Pizza made with imported tomatoes, fresh mozzarella, garlic, crushed chilies, capers and Mediterranean olives. Our menu similarly accommodates traditional tastes in pastas and salads, with a wide variety of tomato sauce-based pastas and our high quality versions of popular salads, including our Caesar Salad and Original Chopped Salad.

   All of our menu items are prepared to order in our full service restaurants. This reinforces our customers' confidence in the freshness and quality of our preparations as well as allows us to customize any dish to accommodate specific dietary or taste preferences.

   Our menu is continuously evolving to track the increasingly discriminating and sophisticated palate of the American public. We review the sales mix of our menu items and replace lower selling items in each category with new menu items once or twice a year. Because of our ability to quickly change our menu, we believe that we are able to meet our customers' changing tastes and expectations. Our entrees range in price from $6.99 to $12.49 and our average guest check is currently approximately $10.50 including alcoholic beverages. We offer a variety of wines by the bottle or the glass, as well as bottled and tap beers, primarily to complement our menu offerings.

Current restaurant locations

   We currently own 82 restaurants in 17 states and the District of Columbia. We franchise or license our concept to other restaurant operators including:
HMSHost Corporation, which operates 21 ASAP restaurants; Mirage Resorts, which operates two full service Las Vegas casino restaurants; a franchisee, which operates one full service restaurant in Texas; a franchisee, which operates one ASAP restaurant in California; and two franchisees, which currently operate a total of five full service restaurants in Singapore, Malaysia and the Philippines.

                                          Franchised/Licensed Franchised
                           Company-Owned     Full service        ASAP
   Region                  Restaurants(1)     Restaurants     Restaurants Total
   ------                  -------------- ------------------- ----------- -----
   Domestic
   Arizona................        2                --               1        3
   California.............       40                --               7       47
   Colorado...............        3                --              --        3
   Florida................        3                --               3        6
   Georgia................        3                --              --        3
   Hawaii.................        3                --              --        3
   Illinois(2)............        5                --              --        5
   Indiana................       --                --               1        1
   Maryland...............        3                --              --        3
   Massachusetts..........        3                --              --        3
   Michigan...............        1                --              --        1
   Minnesota..............       --                --               1        1
   Missouri...............        1                --               2        3
   Nevada.................       --                 2              --        2
   New Jersey.............        1                --              --        1
   New York...............        4                --               1        5
   North Carolina.........       --                --               2        2
   Pennsylvania...........        1                --              --        1
   Texas..................        5                 1              --        6
   Utah...................       --                --               1        1
   Virginia...............        2                --               3        5
   Washington.............        1                --              --        1
   Washington, D.C........        1                --              --        1

   International
   Singapore..............       --                 2              --        2
   Malaysia...............       --                 1              --        1
   The Philippines........       --                 2              --        2
                                ---               ---             ---      ---
     Totals...............       82                 8              22      112

--------
(1) All of our company-owned restaurants are full service, except for three ASAP restaurants.

(2) Includes one restaurant in the Chicago area in which we are the general partner and own approximately 70% of the total partnership interests.

Expansion strategy and site selection

   Our restaurant expansion strategy focuses primarily on further penetrating existing markets. This clustering approach enables us to increase brand awareness and improve our operating and marketing efficiencies. For example, clustering also enables us to reduce costs associated with regional supervision of restaurant operations and provides us with the opportunity to leverage marketing costs over a greater number of restaurants. We also believe this approach reduces the risks involved with opening new restaurants given that we better understand the competitive conditions, consumer tastes, demographics and discretionary spending patterns in our existing markets. In addition, our ability to hire qualified employees is enhanced in markets in which we are well known.

   We believe that our site-selection strategy is critical to our success and we devote substantial effort to evaluating each potential site at the highest levels within our organization. We identify areas within our target markets that meet our demographic requirements, focusing on daytime and evening populations, shopping patterns, availability of personnel and household income levels. We will presently only consider expanding to new markets that will meet our strict demographic criteria. Our site selection criteria are flexible given that we operate restaurants in regional shopping malls, in-line shopping centers, retail and entertainment centers, free-standing buildings in commercial and residential neighborhoods, office buildings and hotels. Our prototype full service restaurant is approximately 4,800 to 5,000 square feet and has 150 seats. However, we have the ability to operate a full service restaurant in less than 4,000 square feet, particularly if we are able to secure additional patio seating. While our ASAP restaurants are primarily being operated in airports, we believe they could also be successful in a variety of additional venues including regional shopping centers, high density urban locations, office kiosks, food courts, stadiums and other similar locations. We recently opened two company-owned ASAP restaurants in shopping malls in the San Francisco Bay area and one in a shopping mall in Costa Mesa, California. Our company-owned ASAP restaurants will generally be 2,000 to 3,000 square feet and have dedicated in-restaurant seating which will allow our customers to either dine in or take-out.

   Our full service restaurants will continue to represent the majority of our growth in the near-term. In 2001, we intend to open a minimum of 14 company-owned, full service restaurants, and have begun construction on three of these restaurants. We have signed leases covering all 14 restaurants we plan to open in 2001.

   One of our domestic franchisees intends to open one full service restaurant in California in 2001. Our international franchisees have informed us that they intend to open two to four full service restaurants in Southeast Asia in 2001.

   With the exception of the five sites for which we own the real estate, we operate our restaurants under leases. We do not intend to purchase real estate for any of our sites in the future. We believe that the flexibility of our two formats (full service and fast-casual), both of which offer high quality casual dining menu items, provides us with a competitive advantage in securing sites. We have several long-standing relationships with major mall developers and owners, and are therefore afforded the opportunity to negotiate multiple location deals. Our two formats provide us with a great deal of flexibility in these negotiations since these concepts are suitable for a wide variety of venues and lend themselves to a broad range of sizes and footprints.

Marketing

   Our marketing strategy focuses on communicating the California Pizza Kitchen brand through many creative and non-traditional avenues. As the innovators of a new and exciting food product, we continue to benefit from national media attention which we believe provides us with a significant competitive advantage. Rick Rosenfield and Larry Flax, our co-founders, currently serve as the focal point of our public relations and media efforts. They have been the subject of a national print and television campaign sponsored by American Express and appeared in a People magazine article in early 2000. In addition, we have been featured on the Today Show four times during national pizza month, and have been the subject of feature stories appearing in Forbes, Business Week, The Wall Street Journal and USA Today. We appear periodically on The Food Channel, have been featured on The Oprah Winfrey Show and have received unsolicited rave reviews from Rosie O'Donnell about our pizza on her show. For added exposure, we seek to obtain placement for our products and restaurants in movies and television shows.

   We also engage to a limited extent in paid advertising for individual restaurant locations, including billboards, newspaper ads and radio. We utilize a variety of printed marketing materials, including restaurant location brochures, hotel concierge cards, take-out menus and direct and electronic mailings. During the first nine months of 2000, we spent an aggregate of 1.0% of restaurant sales on marketing efforts. We expect to continue investing approximately 1.0% of restaurant sales in marketing efforts in the future, primarily in connection with the opening of new restaurants.

   We use the openings of our new restaurants as opportunities to reach out to the media. Our openings are often featured on live local television and radio broadcasts and receive coverage in local newspapers. We employ a variety of marketing techniques in connection with our new restaurant openings, including concierge parties, and invitations to media personalities and community leaders. In addition, our openings are generally associated with a charitable event.

   Our involvement in the community does not end once we have opened a restaurant. In each of the markets in which we operate, we continuously engage in a variety of charitable and civic causes and donate food and services on an on-going basis. We have developed two cookbooks and have donated all of our proceeds to worthwhile children's charities. These cookbooks are sold at our restaurants, through national bookstore chains and through on-line retailers.

   We recently formed the CPK Foundation as a California non-profit public benefit corporation. The Foundation will support designated children's charities in the markets in which we operate. We intend to fund the Foundation by contributing a portion of the selling price of each BBQ Chicken Pizza we sell on a system-wide basis.

Operations

   Restaurant management. We currently have 13 regional directors who report to our Chief Operating Officer. Each regional director oversees three to eight restaurants and supervises the general manager for each restaurant within his or her area of control. The typical full service restaurant management team consists of a general manager, who oversees the entire operation of the restaurant, an assistant general manager, a kitchen manager and an assistant manager. Additionally, depending upon the size and sales volume of a restaurant, we may also employ an assistant kitchen manager or a second assistant manager in the dining area. Most of our full service restaurants employ approximately 50 to 75 hourly employees, many of whom work part-time. The general manager of each restaurant is responsible for the day-to-day operation of that restaurant, including hiring, training and development of personnel, as well as operating results. The kitchen manager is responsible for product quality, food costs and kitchen labor costs. Our full service restaurants are generally open Sunday through Thursday from 11:00 a.m. until 10:00 p.m., and on Friday and Saturday from 11:00 a.m. until 11:00 p.m.

   Training. We strive to maintain quality and consistency in each of our restaurants through the careful training and supervision of personnel and the establishment of, and adherence to, high standards relating to personal performance, food and beverage preparation and maintenance facilities. We provide all new employees with complete orientation and training for their positions to ensure they are able to meet our high standards. Each location has certified trainers who provide classroom and on-the-job instruction. Employees are certified for their positions by passing a series of tests and evaluations. New restaurant managers are trained over a nine-week period at a certified training restaurant. Training includes service, kitchen and management responsibilities. An extensive series of interactive modules and on-line quizzes are used in conjunction with on-the-job training. Newly trained managers are then assigned to their home restaurant where they spend one additional training week with their general manager. We place a high priority on our continuing management development programs in order to ensure that qualified managers are available for our future openings. In addition we have detailed written operating procedures, standards, and controls, food quality assurance systems, and safety programs. Once a year we hold a general manager conference in which all of our general managers receive additional training on financial information, food preparation, hospitality and other relevant topics.

   When we open a new restaurant, we provide varying levels of training to each type of employee as is necessary to ensure the smooth and efficient operation of a California Pizza Kitchen restaurant from the first day it opens to the public. Approximately two weeks prior to opening a new restaurant, our dedicated training/opening team travels to the location to begin intensive seven-day per week training of all new employees for that restaurant. Our training teams stay on site during the first two weeks of operation. We believe this additional investment in our new restaurants is important since it helps us provide our customers with a quality dining experience from day one. We also make on-site training teams available when our franchisees open new restaurants. After a restaurant has been opened and is operating smoothly, the general manager supervises the training of new employees.

   Recruiting and retention. We seek to hire experienced general managers and staff. We support our employees by offering competitive wages, competitive benefits including a 401(k) plan and salary deferral plan, both with a discretionary match, medical insurance for all of our employees, including part-time workers, generous discounts on dining, and an employee stock purchase plan which allows all employees who have worked for us for at least a year and who work a minimum of 20 hours per week to participate.

   We attempt to motivate and retain our employees by providing them with opportunities for increased responsibilities and advancement, as well as performance-based cash incentives tied to sales, profitability and qualitative measures such as our mystery shoppers, who anonymously evaluate individual restaurants. Our most successful general managers are eligible for promotion to senior general manager status and are entitled to receive more lucrative compensation packages based on various performance criteria. We believe we also enjoy the recruiting advantage of offering our general managers restaurants that are easier to manage because they are generally smaller than those of our competitors, have hours that typically do not extend late into the night, and generally do not require management of a separate bar business. We believe these advantages offer our managers an excellent quality of life compared to many of our competitors.

   Customer satisfaction. Customer satisfaction is of extreme importance to us. To that end, we routinely solicit and analyze our customers' opinions through periodic surveys of 20,000 to 25,000 randomly-selected guests. The mystery shopper program is also an important tool in our quality control efforts from both a food quality and customer service perspective.

Restaurant franchise and licensing arrangements

   Our largest franchisee, HMSHost Corporation, operates 21 California Pizza Kitchen ASAP restaurants, primarily in airports, throughout the United States under a development and franchise arrangement. Mirage Resorts operates two full service California Pizza Kitchen restaurants in high-profile resorts in Las Vegas, Nevada. We also have a franchisee operating one full service restaurant in San Antonio, Texas, a franchisee operating one ASAP restaurant in Thousand Oaks, California, an international franchisee operating three full service franchised restaurants in Singapore and Malaysia, and another franchisee operating two full service franchised restaurants in the Philippines. During 2001, we expect our franchisees to open an additional three to five full service restaurants.

   Our development agreement with HMSHost grants it limited exclusive rights to open new ASAP restaurants in airports, in travel plazas along toll-roads and in mall food court locations; however, any location proposed by HMSHost is subject to approval by us in our sole discretion. If HMSHost determines not to submit a bid or proposal for a new airport, or travel plaza or mall location or determines not to include us in the proposal or bid, we are free to bid ourselves or to license another party to operate an ASAP in that location. Under our agreement, HMSHost may only develop a franchised restaurant in a mall when it obtains a master concessionaire agreement with the landlord to provide all food services within the food court or other multiple-concept area. Once we have agreed to HMSHost development of an ASAP restaurant in an airport or travel plaza location, we may not license or operate a full service restaurant ourselves at those locations. There is no corresponding prohibition with respect to mall locations.

   HMSHost retains its limited exclusive rights for the development of ASAP restaurants until May 2003, after which it may continue our agreement for three additional terms which ultimately expire in 2018. We have the right to terminate the agreement if HMSHost does not open 25 restaurants by May 2003. HMSHost pays an initial franchise fee of $20,000 for each ASAP restaurant at a new location and $10,000 for each additional ASAP restaurant at an existing location, and continuing royalties at rates of 5% to 5.5% of gross sales. HMSHost franchise agreements typically terminate at the same time as HMSHost concessionaire agreement to operate at an airport or mall.

   Our territorial development agreements with our other franchisees grant them the exclusive right to an identified territory subject to meeting development obligations. Our basic franchise agreement with these franchisees generally requires payment of an initial fee of between $55,000 and $65,000 for a full service restaurant, as well as continuing royalties at a rate of 5% to 6% of gross revenue. Most of our franchise agreements contain a ten- or 20-year term.

Agreement with Kraft Pizza Company

   We have entered into a strategic alliance with Kraft Pizza Company to manufacture and distribute a line of California Pizza Kitchen premium frozen pizzas in the United States and Canada. Kraft currently makes and distributes frozen versions of seven of our pizzas: the Five Cheese Pizza, BBQ Chicken Pizza, Garlic Chicken Pizza, Rosemary Chicken-Potato Pizza, Portabello Mixed Mushroom Pizza, Sausage, Pepperoni & Mushroom Pizza and Thai Chicken Pizza. Our frozen pizzas are currently sold in supermarkets in Atlanta, Las Vegas, Phoenix, the San Francisco Bay area, Sacramento, Hawaii, Denver, Baltimore, Washington, D.C. and the greater Southern California area, including Los Angeles and San Diego. We intend to expand our distribution area to include additional selected markets, with an initial focus on those markets in which our restaurants are located.

Management information systems

   All of our restaurants use computerized management information systems, which are designed to improve operating efficiencies, provide corporate management timely access to financial and marketing data, and reduce restaurant and corporate administrative time and expense. Our restaurant systems include a point-of-sale system which facilitates the movement of customer food and beverage orders from the dining areas to the appropriate menu item preparation area within the restaurant. The data captured by our restaurant level systems include restaurant sales, cash and credit card receipts, quantities of each menu item sold, customer counts and daily labor expense. This information is generally transmitted to the corporate office daily. Each week, every restaurant prepares a flash profit and loss statement that is compared to budget and the prior year.

   Our corporate information systems provide management with operating reports that show restaurant performance comparisons with budget and prior year results both for the current accounting period and year-to-date. These systems allow us to closely monitor restaurant sales, cost of sales, labor expense and other restaurant trends on a daily, weekly and monthly basis. We believe these systems will enable both restaurant and corporate management to adequately manage the operational and financial performance of our restaurants as necessary to support our planned expansion.

Purchasing

   Our purchasing staff procures all of our food ingredients, products and supplies. We seek to obtain the highest quality ingredients, products and supplies from reliable sources at competitive prices. To that end, we continually research and evaluate various food ingredients, products and supplies for consistency and compare them to our detailed specifications. Specific qualified manufacturers and growers are then inspected and approved for use. This process is repeated at least once a year. To maximize our purchasing efficiencies and obtain the lowest possible prices for our ingredients, products and supplies, while maintaining the highest quality, our centralized purchasing staff generally negotiates all prices in one of two formats: (a) fixed price contracts generally with terms of between one month to one year or (b) based on monthly commodity pricing formulas.

   In order to provide the freshest ingredients and products, and to maximize operating efficiencies between purchase and usage, each restaurant's kitchen manager determines its daily usage requirements for food ingredients, products and supplies. The kitchen manager orders accordingly from approved local vendors and our national master distributor. The kitchen managers also inspect all deliveries daily to ensure that the items received meet our quality specifications and negotiated prices. We believe that competitively priced, high quality alternative manufacturers, vendors, growers and distributors are available should the need arise.

Employees

   As of the date of this prospectus, we have approximately 5,400 employees, including 74 employees located at our corporate headquarters. Our employees are not covered by any collective bargaining agreement. We consider our employee relations to be very good.

Competition

   The restaurant industry is intensely competitive. We compete on the basis of the taste, quality and price of food offered, customer service, ambience, location and overall dining experience. We believe that our concept, attractive price-value relationship and quality of food and service enable us to differentiate ourselves from our competitors. Although we believe we compete favorably with respect to each of these factors, many of our direct and indirect competitors are well-established national, regional or local chains and some have substantially greater financial, marketing, and other resources than we do. We also compete with many other restaurant and retail establishments for site locations and restaurant level employees. The packaged food industry is also intensely competitive.

Properties

   Our corporate headquarters are located in Los Angeles, California. We occupy this facility under a lease which terminates in August 2002, with an option to extend until August 2007. We lease the majority of our restaurant facilities, although we own our restaurants in: Alpharetta, Georgia; Grapevine, Texas; Scottsdale, Arizona; Schaumburg, Illinois; and one location in Atlanta, Georgia. The majority of our leases are for ten- or fifteen-year terms and include options to extend the terms. The majority of our leases also include both minimum rent and percentage-of-sales rent provisions.

Trademarks

   Our registered trademarks and service marks include, among others, the word mark "California Pizza Kitchen", "ASAP California Pizza Kitchen" and our stylized logo set forth on the front and back pages of this prospectus. We have registered all of our marks with the United States Patents and Trademark Office. We have registered our most significant trademarks and service marks in 22 foreign countries, in addition to the Benelux Customs Union and the European Union. In order to better protect our brand, we have also registered our ownership of the Internet domain names "www.cpk.com" and "www.californiapizzakitchen.com". We believe that our trademarks, service marks and other proprietary rights have significant value and are important to our brand-building efforts and the marketing of our restaurant concepts. We have in the past and expect to continue to vigorously protect our proprietary rights. We cannot predict, however, whether steps taken by us to protect our proprietary rights will be adequate to prevent misappropriation of these rights or the use by others of restaurant features based upon, or otherwise similar to, our concept. It may be difficult for us to prevent others from copying elements of our concept and any litigation to enforce our rights will likely be costly.

Government regulation

   Our restaurants are subject to licensing and regulation by state and local health, sanitation, safety, fire and other authorities, including licensing and regulation requirements for the sale of alcoholic beverages and food. To date, we have not experienced an inability to obtain or maintain any necessary licenses, permits or approvals, including restaurant, alcoholic beverage and retail licensing. The development and construction of additional restaurants will also be subject to compliance with applicable zoning, land use and environmental regulations. We are also subject to federal regulation and state laws that regulate the offer and sale of franchises and substantive aspects of a licensor-licensee relationship. Various federal and state labor laws govern our relationship with our employees and affect operating costs. These laws include minimum wage requirements, overtime, unemployment tax rates, workers' compensation rates, citizenship requirements and sales taxes. In addition, the federal Americans With Disabilities Act prohibits discrimination on the basis of disability in public accommodations and employment.

Litigation

   Occasionally, we are a defendant in litigation arising in the ordinary course of our business, including claims resulting from "slip and fall" accidents, employment-related claims and claims from guests or employees alleging illness, injury or other food quality, health or operational concerns. To date, none of these types of litigation, all of which are covered by insurance, has had a material effect on us and, as of the date of this prospectus, we are not a party to any material litigation except as described below.

   We are one of the defendants to a lawsuit filed on March 11, 1998 in the 152nd Judicial District Court of Harris County, Texas, brought by The Chair King, Inc., as the named plaintiff in a class action suit under the Telephone Consumer Protection Act of 1991. This lawsuit alleges that we sent 8,200 faxes in violation of the federal act that requires the recipient's consent prior to sending an unsolicited fax. The federal act provides for minimum damages of $500 per fax received by a plaintiff with the possibility for an additional $1,000 per fax if the plaintiff can prove that the defendant knowingly violated the law. Although not currently so certified, if the plaintiff is able to achieve class certification, we could potentially be liable for significant amounts, including the amounts claimed by plaintiff of $4.1 million in regular damages, and $8.2 million in additional damages. We currently believe we will prevail on this claim because the plaintiffs have been unable thus far to produce evidence that any faxes were actually sent by us or on our behalf, or that the agent that we employed to send the faxes did so without obtaining the necessary consents. We filed for and successfully obtained summary judgment in this matter on March 7, 2000. The plaintiffs subsequently filed for appeal to the Texas appeals courts. On August 31, 2000, the presiding judge of the appeals court ordered the lawsuit to mediation, which is expected to occur in early 2001.

   On December 13, 2000, one of our former kitchen managers filed a class action complaint in Los Angeles County Superior Court. This complaint alleges that approximately 70 kitchen managers were improperly denied overtime compensation for more than eight hours of work per day and/or more than 40 hours at work per week in violation of California law. We believe that this was exempt management work, and we intend to vigorously defend against this suit.

                                   MANAGEMENT

Executive officers and directors

   The following table sets forth information with respect to our executive officers and directors.

 Name                          Age                   Position
 ----                          ---                   --------
 Larry S. Flax...............  58  Co-Chairman of the Board of Directors and
                                    Director

 Richard L. Rosenfield.......  55  Co-Chairman of the Board of Directors and
                                    Director

 Frederick R. Hipp...........  50  Chief Executive Officer, President and
                                    Director

 H.G. Carrington, Jr. .......  45  Executive Vice President, Chief Financial
                                    Officer and Secretary

 Frederick F. Wolfe..........  50  Chief Operating Officer

 Tom N. Jenneman.............  40  Senior Vice President and Chief Development
                                    Officer

 Sarah A. Goldsmith..........  36  Senior Vice President of Marketing and
                                    Public Relations

 Julie Carruthers............  38  Senior Vice President of Human Resources and
                                    Training

 Douglas A. MacDonald........  59  Vice President Design and Construction

 Karen M. Settlemyer.........  48  Vice President Product Development and
                                    Purchasing

 Gregory S. Levin............  33  Vice President, Controller and Assistant
                                    Secretary

 Harold O. Rosser(1).........  52  Director

 Bruce C. Bruckmann(1).......  47  Director

 Fortunato N. Valenti(2).....  52  Director

 Brian P. Friedman(1)(2).....  45  Director

 Charles G. Phillips(2)......  52  Director

--------
(1) Compensation committee member.
(2) Audit committee member.

   Larry S. Flax, a co-founder, has served as Co-Chairman of the Board of Directors since our formation in October 1985. From 1985 to 1996, Mr. Flax also served as Co-Chief Executive Officer. Prior to founding our company, he practiced law as a principal in Flax and Rosenfield, Inc. after serving as an Assistant United States Attorney, Department of Justice and Assistant Chief of Criminal Division and Chief, Civil Rights Division of the United States Attorney's Office in Los Angeles. Mr. Flax also serves on the board of directors of Arden Realty, Inc.

   Richard L. Rosenfield, a co-founder, has served as Co-Chairman of the Board of Directors since our formation in October 1985. From 1985 to 1996, Mr. Rosenfield also served as Co-Chief Executive Officer. Prior to founding our company, he practiced law as a principal of Flax and Rosenfield, Inc. after serving with the Department of Justice, Criminal Division, Appellate Section in Washington, D.C. and as an Assistant United States Attorney, Special Prosecutions Section of the Criminal Division, in Los Angeles. Mr. Rosenfield also serves on the board of directors of Callaway Golf Company.

   Frederick R. Hipp has served as Chief Executive Officer and President since January 1998 and as a Director since February 1998. From 1980 to 1997, Mr. Hipp was employed by Houlihan's Restaurant Group, in Kansas City, Missouri, where he most recently served as President and Chief Executive Officer. From 1978 to 1980, Mr. Hipp was President of Restaurant Data Systems in Dallas, Texas where he consulted with major hotel and restaurant chains on financial and restaurant operations. From 1972 to 1978, Mr. Hipp worked for Steak & Ale Restaurants in Dallas, Texas where he last served as the Director of Restaurant Systems and Administration. Mr. Hipp serves on the board of directors of Acapulco Restaurants, Inc.

   H.G. Carrington, Jr. has served as Executive Vice President, Chief Financial Officer, and Secretary since May 1998. From 1993 to 1998, Mr. Carrington served as Chief Financial Officer of Dallas-based Spaghetti Warehouse, Inc., and, from 1990 to 1998, on its board of directors.

   Frederick F. Wolfe has served as Senior Vice President Operations since July 1997 and was promoted to Chief Operating Officer in November 2000. From 1983 to 1997, Mr. Wolfe worked at Acapulco Restaurants where he most recently served as Senior Vice President Operations.

   Tom N. Jenneman has served as Senior Vice President and Chief Development Officer since November 1999. From 1992 to 1999, Mr. Jenneman worked at Brinker International where he most recently served as Vice President, Real Estate, New Business Development.

   Sarah A. Goldsmith has served as Vice President Marketing and Public Relations since 1992 and was promoted to Senior Vice President of Marketing and Public Relations in November 2000. Ms. Goldsmith joined us in 1990 as Director of Public Relations. In addition to her duties at California Pizza Kitchen, Ms. Goldsmith currently acts as Co-Chairperson of the Board of Marketing Executives Group, a division of the National Restaurant Association. In 1996, Advertising Age Magazine named Ms. Goldsmith one of the "Marketing 100," a distinction given to the top 100 marketers in the United States.

   Julie Carruthers has served as Vice President Human Resources and Training since January 1998 and was promoted to Senior Vice President of Human Resources and Training in November 2000. We hired Ms. Carruthers as our first employee in January 1985 to create service training programs and train our original staff. During her employment, she has held various restaurant management, training and opening-team positions within our company, including heading up the development project for our original ASAP airport locations with HMSHost Corporation. Ms. Carruthers was Vice President of Training from 1990 to 1998.

   Douglas A. MacDonald has served as Vice President Design and Construction since 1997. From 1996 to 1997, Mr. MacDonald was Director of Design and Construction with Papa Murphy's, a 240 unit "take and bake" chain. From 1987 to 1996, he served as Director of Design and Construction with International House of Pancakes in Glendale, California. Mr. MacDonald has directed the design and construction of over 580 new food facilities throughout the United States and Canada as well as the remodeling of over 450 existing restaurants.

   Karen M. Settlemyer, has served as Vice President Product Development and Purchasing since 1996. From 1993 to 1996, Ms. Settlemyer was Director of Product Development at Boston Market, Inc., during which time she created their very successful Carver Sandwich Program. In 1989, she held the position of Vice President of Research and Development for Grand American Fare. Ms. Settlemyer is a 24 year food service veteran and registered dietician.

   Gregory S. Levin has served as Controller and Assistant Secretary since August 1998 and was appointed a Vice President in November 1999. Since joining us in 1996, Mr. Levin has served in various accounting and finance positions. From 1990 to 1996, Mr. Levin worked at Ernst & Young LLP, most recently as a manager in their Entrepreneurial Services Group.

   Harold O. Rosser has served as a Director since September 1997. Since 1995, Mr. Rosser has been a managing director of the investment firm of Bruckmann, Rosser, Sherrill & Co., Inc., the management company for Bruckmann, Rosser, Sherrill & Co., L.P., which is an approximate 25% shareholder in our company. Mr. Rosser serves on numerous boards of directors including those of O'Sullivan Industries, Inc., American Paper Group, Inc., Acapulco Restaurants, Inc. and Penhall International, Inc.

   Bruce C. Bruckmann has served as a Director since September 1997. Since 1995, Mr. Bruckmann has been a managing director of the investment firm of Bruckmann, Rosser, Sherrill & Co., Inc. Mr. Bruckmann serves on numerous boards of directors including those of Mohawk Industries, Inc., AmeriSource Health Corporation, Chromcraft Revington Corporation, Jitney-Jungle Stores of America, Inc., Town Sports International, Inc., Anvil Knitwear, Inc., Mediq Incorporated, Acapulco Restaurants, Inc. and Penhall International, Inc.

   Fortunato N. Valenti has served as a Director since September 1997, and briefly served as our Chief Executive Officer from mid-1997 to January 1998. Since 1994, Mr. Valenti has been the President and Chief Executive Officer of Restaurant Associates, Corp. Mr. Valenti also serves on the boards of directors of Papa Gino's pizza chain, Au Bon Pain Corporation and Acapulco Restaurants, Inc.

   Brian P. Friedman has served as a Director since October 1997. Since 1994, Mr. Friedman has been the President of ING Furman Selz Investments, a private equity investment firm. Furman Selz SBIC Investments LLC, of which Mr. Friedman is the president, is the general partner in Furman Selz SBIC, L.P. which is an approximate 7% shareholder in our company. Mr. Friedman also serves on the boards of directors of Acapulco Restaurants, Inc., BricsNet N.V., StarBand Communications, Inc., Cognitive Arts, Inc., IDB Carries B.V. and Net Schools, Inc. Mr. Friedman also serves on the boards of managers of Apartment MediaWorks LLC, Beacon Industrial Group LLC and Stagebill LLC.

   Charles G. Phillips has served as a Director since November 2000. Since 1991, Mr. Phillips has been a managing director of the merchant banking firm of Gleacher & Co. Prior to joining Gleacher & Co., Mr. Phillips was a member of Morgan Stanley's Investment Banking Operating Committee and, in 1985, founded that firm's high yield business. Mr. Phillips has been a director of several public companies and private investment funds.

Board of directors; committees

   In accordance with our bylaws, our board of directors consists of between five and nine members as fixed by resolution of our board. We have recently increased our board of directors by one position to consist of eight members and added Charles G. Phillips as a new director.

   The compensation committee of our board of directors recommends, reviews and oversees the salaries, benefits and option plans for our employees, consultants and other individuals compensated by us. The compensation committee also administers our option plan. The members of the compensation committee are Messrs. Rosser, Bruckmann and Friedman.

   The audit committee of our board of directors reviews, acts on and reports to our board with respect to various auditing and accounting matters, including the recommendation of our auditors, the scope of our annual audits, fees to be paid to the auditors, evaluating the performance of our independent auditors and our accounting practices. The members of the audit committee are Messrs. Friedman, Valenti and Phillips.

Director compensation

   Our directors do not receive cash compensation for their services. Non-employee directors are reimbursed for reasonable expenses incurred in connection with serving as a director.

Compensation committee interlocks and insider participation

   Our compensation committee currently consists of Messrs. Rosser, Bruckmann and Friedman. No member of the compensation committee has served as one of our officers or employees at any time. None of our executive officers serves as a member of the board of directors or compensation committee of any other company that has one or more executive officers serving as a member of our board of directors or compensation committee.

Indemnification and limitation of director and officer liability

   In accordance with provisions of the California Corporations Law, our articles of incorporation provide that the liability for monetary damages of our directors shall be eliminated to the fullest extent permitted by California law. Further, our articles authorize us to provide indemnification to our agents (including our officers and directors). Our bylaws provide for this indemnification of our corporate agents to the maximum extent permitted by California law. See "Certain Relationships and Related Transactions."

Executive compensation

   The following table sets forth information regarding the compensation earned during 2000 by our Chief Executive Officer and President and each of our other four most highly compensated executive officers.

                           Summary Compensation Table

                                                      Long Term
                                     Annual          Compensation
                                 Compensation(1)        Awards
                                -------------------- ------------
                                                      Securities
                                                      Underlying   All Other
  Name and Principal Position    Salary      Bonus     Options    Compensation
  ---------------------------   --------    -------- ------------ ------------
Frederick R. Hipp
 Chief Executive Officer and
  President.................... $500,000    $362,500       --       $324,762(2)

Larry S. Flax
 Co-Chairman of the Board of
  Directors....................  354,808(3)      --     90,000           --

Richard L. Rosenfield
 Co-Chairman of the Board of
  Directors....................  346,154(3)      --     90,000           --

H.G. Carrington, Jr.
 Executive Vice President and
 Chief Financial Officer.......  228,827     130,500    25,000           --

Frederick F. Wolfe
 Chief Operating Officer.......  203,346     116,000    25,000           --

--------
(1) In accordance with the rules of the Securities and Exchange Commission, the compensation described in this table does not include medical, group life insurance or other benefits received by the named executive officers that are available generally to all of our salaried employees and perquisites and other personal benefits received by the named executive officers that do not exceed the lesser of $50,000 or 10% of the officer's salary and bonus disclosed in this table.

(2) Under the agreement granting Mr. Hipp options to purchase an aggregate of 110,696 shares, we were required to pay Mr. Hipp this amount of cash which equaled 20% of the gain he recognized for federal income tax purposes as a result of his exercise of these options.

(3) Messrs. Flax and Rosenfield have executed amended and restated two-year employment agreements that became effective upon the consummation of our initial public offering. These agreements reduced their duties, eliminated their individual salaries as of October 1, 2000 and granted each of them non-qualified stock options to purchase 90,000 shares of common stock with an exercise price of $15.00 per share. See "Management--Employment Agreements."

Option grants during 2000

   The following table sets forth information concerning stock options that we granted to our named executive officers in 2000. We have never issued stock appreciation rights.

                                         Individual Grants
                         ---------------------------------------------------
                                                                             Potential Realizable
                                                                               Value at Assumed
                         Number of   Percentage of                           Annual Rates of Stock
                         Securities  Total Options                            Price Appreciation
                         Underlying   Granted to                              for Option Term(5)
                          Options    Employees in  Exercise Price Expiration ---------------------
   Name                  Granted(1)     2000(2)    (per share)(3)  Date(4)       5%        10%
   ----                  ----------  ------------- -------------- ---------- ---------- ----------
Frederick R. Hipp.......      --           -- %        $ --           --     $      --  $      --

Larry S. Flax...........   90,000(6)     17.87         15.00       08/02/05     373,210    824,756

Richard L. Rosenfield...   90,000(6)     17.87         15.00       08/02/05     373,210    824,756

H.G. Carrington, Jr. ...   25,000(7)      4.97         15.00       08/02/10     235,835    597,653

Frederick F. Wolfe......   25,000(7)      4.97         15.00       08/02/10     235,835    597,653

--------
(1) Represents options we granted under our 1998 Stock Option Plan.

(2) Based on an aggregate of 503,500 shares of our common stock which are subject to options granted to employees during 2000.

(3) We granted options at an exercise price equal to our initial public offering price of $15.00 per share.

(4) The term of each option we grant is generally ten years from the date of grant. Our options may terminate before their expiration dates if the option holder's status as an employee is terminated or upon the option holder's death or disability.

(5) The 5% and 10% assumed annual rates of compounded stock price appreciation are mandated by the rules of the Securities and Exchange Commission and do not represent either historical appreciation or our estimate or projection of our future common stock prices. These values have been calculated from our initial public offering date of August 2, 2000 based on a per-share value equal to the initial public offering price of $15.00 rather than the fair market value at the time of grant.

(6) Options to purchase 45,000 of these shares vest on September 30, 2001, and the remainder vest on September 30, 2002.

(7) Options to purchase 3,125 of these shares vest on each six month anniversary of the grant date of August 2, 2000.

Aggregated option exercises in 2000 and year-end option values

   The following table sets forth information concerning options that our named executive officers exercised during 2000 and the number of shares subject to both exercisable and unexercisable stock options as of December 31, 2000. The table also reports values for "in-the-money" options that represent the positive spread between the exercise prices of outstanding options and $28.25, the last reported sale price of our common stock in 2000. We have never issued stock appreciation rights.

                                                        Number of
                                                  Securities Underlying     Value of Unexercised
                          Number of              Unexercised Options at    In-the-Money Options at
                           Shares                   December 31, 2000         December 31, 2000
                         Acquired on   Value    ------------------------- -------------------------
          Name            Exercise    Realized  Exercisable Unexercisable Exercisable Unexercisable
          ----           ----------- ---------- ----------- ------------- ----------- -------------
Frederick R. Hipp.......   110,696   $1,623,800      --           --        $   --     $      --

Larry S. Flax...........       --           --       --        90,000           --      1,192,500

Richard L. Rosenfield...       --           --       --        90,000           --      1,192,500

H.G. Carrington, Jr. ...       --           --     4,375       38,125        85,531       587,844

Frederick F. Wolfe......       --           --    10,625       50,625       246,469       909,719

Stock plans

   As of the date of this prospectus, our employees hold outstanding stock
options for the purchase of     shares of our common stock. Options for the
purchase of an additional 216,129 shares of our common stock are presently reserved for issuance under our 1998 Stock Plan. The following section provides more detailed information concerning this plan as well as information concerning stock options that we granted in prior years under older plans.

 Employee stock purchase plan

   In November 1999, we adopted an employee stock purchase plan under Section 423 of the Internal Revenue Code of 1986 which became effective with our initial public offering. Under our employee stock purchase plan, all employees who work at least 20 hours a week and have been with us for a minimum of one year are eligible to purchase shares of our common stock through after-tax payroll deductions. Eligible employees are able to apply up to 15% of their annual gross pay towards the purchase of our common stock at a price equal to 85% of the then fair market value of the shares. The fair market value is the lesser of (a) the price on the first day of each offering period under the plan (which, in the case of the first offering period, is $15.00, the price at which shares were sold in our initial public offering) or, if the employee is not eligible to participate on the first day of the offering period, on the date he or she first becomes eligible to participate, and (b) the price on the date of actual purchase. All employees with rights to purchase shares under the plan are only able to do so on pre-determined exercise dates that occur four times per offering period, and may only purchase up to that number of shares having an aggregate fair market value of $21,250 per year.

 1998 Stock-Based Incentive Compensation Plan

   In February 1998, we adopted our 1998 Stock-Based Incentive Compensation Plan to assist us in attracting, retaining and rewarding valued employees, directors and independent contractors by offering them a greater stake in our success and to encourage ownership in our stock by these employees, directors and independent contractors. A total of 2,500,000 shares of our common stock have been reserved for issuance under this plan. To date we have granted options to acquire 2,283,871 shares under this plan and our employees have exercised options to purchase 866,801 shares. We last granted options under this plan in January 2001.

   Our 1998 plan functions as a discretionary option grant program, under which eligible individuals in our employ or service, including officers, non-employee board members and consultants, may, at the discretion of the plan administrator, be granted options to purchase shares of common stock at an exercise price to be determined by our compensation committee. However, the exercise price of incentive stock options must be not less than 100% of the fair market value of the shares on the grant date or, in the case of incentive stock options granted to our employees who hold more than 10% of our outstanding common stock, the exercise price must be not less than 110% of the fair market value of the shares on the grant date.

   Our compensation committee administers our 1998 plan and has discretion to determine which individuals are eligible to receive option awards, the time or times when these option awards are to be made, the number of shares subject to each award, the status of any grant as either an incentive stock option or a non-statutory stock option under the federal tax laws, the vesting schedule to be in effect for the option award, the term for which any granted option is to remain outstanding (not to exceed ten years), the extent to which a change in control of our company will affect outstanding option awards, the extent of transferability of non-qualified option awards by the holder, and the extent to which an option may be exchanged for cash. Because this stock option plan was adopted prior to this offering, under applicable Treasury Regulations, it is not subject to the special rule which limits the compensation we can deduct for payments to our chief executive officer and four other most highly compensated executive officers to $1,000,000 per officer per year.

   The exercise price for the shares of common stock subject to option grants made under our 1998 plan may be paid in cash, in shares of common stock valued at fair market value on the exercise date or other consideration as our compensation committee may determine. The option may also be exercised through a same-day sale program without any cash outlay by the optionee.

   The 1998 plan shall remain in effect until 2008 unless terminated earlier by our board of directors.

 1990 Employee Equity Participation Plan

   We adopted our 1990 Employee Equity Participation Plan effective March 1, 1990. This plan enabled our board of directors to grant to officers, directors, employees and consultants of our company options for the purchase of up to an aggregate of 500,000 shares of common stock. We granted both non-qualified options and incentive stock options under this 1990 plan. The number of outstanding and exercisable options remaining under this plan totals 10,372, and the exercise price of each option is $15.00. No further options can be granted under this plan.

Employment agreements

   We have entered into an amended employment agreement with our Co-Chairman of the Board of Directors, Rick Rosenfield, which became effective upon the consummation of our initial public offering. This agreement provides that we will continue to employ Mr. Rosenfield through September 30, 2002 to assist us in developing our menu and recipes, engage in public relations activities, work on the aesthetic design of the restaurants and identify potential locations and franchisees for new restaurant locations. This represents a reduction in the duties Mr. Rosenfield is required to perform from his prior agreement. Under the new agreement, we paid Mr. Rosenfield a salary of $450,000 per year through September 30, 2000. Mr. Rosenfield has not and will not receive any further salary or bonus payments. However, we granted Mr. Rosenfield options to purchase an additional 90,000 shares of our common stock which will vest as to half of the shares on September 30, 2001 and as to the remaining shares on September 30, 2002. Mr. Rosenfield also receives an automobile allowance of $2,000 each month and reimbursement of dues in a country or dining club. During the term of the agreement, Mr. Rosenfield may not compete in any business that sells pizza or other menu items with recipes that are identical or substantially the same as our recipes. This non-compete provision is less restrictive than the non-compete provision which was in effect under Mr. Rosenfield's prior employment agreement. Mr. Rosenfield has also agreed not to solicit any of our employees until three years after his employment terminates.

   We also entered into an amended employment agreement with our Co-Chairman of the Board of Directors, Larry S. Flax, on the same terms as Mr. Rosenfield's amended employment agreement.

   In March 1998, we entered into a severance agreement with our Chief Executive Officer and President, Frederick R. Hipp. This agreement provides that we will be obligated to pay Mr. Hipp the amount of his base salary (up to a maximum of $500,000) for one year following the date his employment terminates, unless we terminate Mr. Hipp for cause, his employment terminates because of his death, disability or retirement, or he voluntarily terminates his employment. This severance agreement does not obligate Mr. Hipp to continue his employment with us or obligate us to continue to employ him.

   In May 1998, we entered into a severance agreement with our Executive Vice President and Chief Financial Officer, H.G. Carrington, Jr. This agreement provides that if we terminate Mr. Carrington, or constructively terminate him (by demoting him or decreasing his base salary), following a change in control or after Mr. Hipp is no longer the person to whom Mr. Carrington reports or the person who has ultimate control over Mr. Carrington's employment, we will be obligated to pay Mr. Carrington the amount of his base salary for one year following the termination. We will not make this severance payment if we terminate Mr. Carrington for cause or if his employment is terminated because of death, disability or retirement. This severance agreement does not obligate Mr. Carrington to continue his employment with us or obligate us to continue to employ him.

   In November 1999, we entered into a severance agreement with our Chief Operating Officer, Frederick F. Wolfe, that provides that, after the termination of his employment, we will continue to pay him amounts equal to his base salary for a period of 26 weeks unless his employment is terminated as a result of his death, disability or retirement or unless we terminate his employment for cause. We will continue to pay him thereafter for a subsequent period of 26 weeks amounts equal to his base salary if he is reasonably unable to find new employment unless his employment is terminated as a result of his death, disability or retirement or unless we terminate his employment for cause. If he finds employment during this subsequent twenty-six week period that pays less than the base salary we would otherwise owe him, we will pay him an amount equal to the difference.

   In November 1999, we entered into an agreement with our Senior Vice President and Chief Development Officer, Tom N. Jenneman, on the same terms as Mr. Wolfe's severance agreement.

                 CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

   Our articles of incorporation provide that the liability of our directors to us for monetary damages shall be eliminated to the fullest extent permissible under California law. Our articles of incorporation further provide that we are authorized to provide indemnification of agents (as defined in the California General Corporation Law) for breach of duty to us and our shareholders which is in excess of the indemnification otherwise permitted by Section 317 of the California General Corporation Law, subject to the limits set forth in the
Section 204 of the California General Corporation law which exclude indemnification for (a) acts or omissions that involve intentional misconduct or knowing and culpable violation of law, (b) acts or omissions that a director believes to be contrary to our best interests or to the best interests of our shareholders or that involve the absence of good faith on the part of the director, (c) any transaction from which a director derived an improper personal benefit, (d) for acts or omissions that show a reckless disregard for the director's duty to us or our shareholders in circumstances in which the director was aware, or should have been aware, in the ordinary course of performing the director's duties, of a risk of serious loss to us or our shareholders, (e) acts or omissions that constitute an unexcused pattern of inattention that amounts to an abdication of the director's duty to us or our shareholders, (f) in certain circumstances involving contracts in which the director has a material financial interest, and (g) for circumstances involving improper dividends, loans and guarantees.

   Our bylaws provide that we will indemnify any person who is made a party or is threatened to be made a party to any legal action based on the person's serving as our officer or director or at our request as an officer or director of another entity. Our bylaws also provide that we will advance expenses in defending against any such action.

   Under the agreement granting our Chief Executive Officer and President, Frederick R. Hipp, options to purchase an aggregate of 110,696 shares, we were required to pay Mr. Hipp an amount of cash equal to 20% of the gain he would recognize for federal income tax purposes as a result of such exercise. We loaned Mr. Hipp an amount equal to the difference between this cash payment and the total tax liability he incured as a result of this exercise (including the amount of the cash payment). As a result of our initial public offering price of $15.00 per share, we paid Mr. Hipp $325,000 and loaned him $586,000. The promissory note bears interest at 8.5% per annum. The principal and interest under the note will be due and payable on the earlier to occur of:

  . three days after the date of sale of any of the option shares purchased upon exercise,

  . 30 days after the date his employment is terminated for cause or after the date he voluntarily terminates his employment,

  . one year after the date his employment terminates due to death or disability, and

  . the date which is two years after the date of exercise.

Mr. Hipp is also required to apply a portion of any amounts which would otherwise be payable as bonus compensation against amounts due under this note.

   On September 28, 1999, we loaned $96,000 to our Executive Vice President and Chief Financial Officer, H. G. Carrington, Jr., and $71,000 to our Chief Operating Officer, Frederick F. Wolfe, to enable them to pay the taxes resulting from their exercise of options to purchase shares of our common stock on the same date. The loans are evidenced by promissory notes which bear interest at 7.5%. The principal and interest under the notes is due and payable on the earlier to occur of (a) three days after the date of sale of any of the option shares purchased upon exercise and (b) March 31, 2001. Each officer must also apply a portion of any amounts which would otherwise be payable as bonus compensation against amounts due under the notes. As of December 31, 2000, the amounts outstanding under Mr. Carrington's and Mr. Wolfe's promissory notes were $70,000 and $49,000, respectively.

   We do not currently contemplate entering into any contracts or other transactions with any of our affiliates. However, in the future, in accordance with California law, any contract or other transaction between us and one or more of our directors or between us and any corporation, firm or association in which one or more of our directors has a material financial interest will either be approved by our shareholders or by the disinterested members of our board of directors or an appropriate committee thereof. Material contracts or agreements between us and our other affiliates will also require approval by a majority of our board of directors.

                       PRINCIPAL AND SELLING SHAREHOLDERS

   The following table sets forth information with respect to the beneficial ownership of our common stock as of the date of this prospectus and after the offering, in each case as adjusted to reflect the sale of the common stock offered by us with respect to:

  . each person or entity who is known by us to beneficially own five percent or more of our outstanding common stock;

  . each of our directors;

  . each of our named executive officers;

  . each of the selling shareholders in this offering; and

  . all of our directors and executive officers as a group.

                           Shares Benefically                 Shares Benefically
                           Owned Prior to the                  Owned After the
                               Offering(1)                       Offering(1)
                          --------------------- Shares Being --------------------
Name of Beneficial Owner    Number   Percentage  Offered(2)   Number   Percentage
------------------------  ---------- ---------- ------------ --------- ----------
Bruckmann, Rosser,
 Sherrill & Co.,
 L.P.(3)................   4,514,276    25.0%    1,583,813   2,930,463    16.1%
Larry S. Flax(4)........   1,528,649     8.5%      375,787   1,128,312     6.2%
Richard L.
 Rosenfield(5)..........   1,424,530     7.9%      356,133   1,068,398     5.9%
Bruce C.
 Bruckmann(3)(6)........   4,831,823    26.8%    1,695,224   3,136,599    17.2%
Harold O. Rosser(3)(7)..   4,831,823    26.8%    1,695,224   3,136,599    17.2%
Stephen C.
 Sherrill(3)(8).........   4,831,823    26.8%    1,695,224   3,136,599    17.2%
Stephen F. Edwards(9)...   4,831,823    26.8%    1,695,224   3,136,599    17.2%
Furman Selz SBIC
 LP(10).................   1,302,148     7.2%      456,853     845,295     4.6%
Frederick R. Hipp(11)...     560,712     3.1%          --      560,712     3.1%
Fortunato N.
 Valenti(12)............     415,110     2.3%      145,639     269,471     1.5%
H.G. Carrington,
 Jr.(13)................     156,386       *        15,000     141,386       *
Frederick F. Wolfe(14)..      75,740       *         5,000      70,740       *
Brian P. Friedman(15)...   1,302,148     7.2%      456,853     845,295     4.6%
Charles G.
 Phillips(16)...........      23,905       *           --       23,905       *
Sarah A. Goldsmith(17)..      28,072       *        10,000      18,072       *
Julie Carruthers(18)....      35,400       *        10,000      25,400       *
Douglas A.
 MacDonald(19)..........      16,290       *         6,250      10,040       *
Karen M.
 Settlemyer(20).........      16,406       *         3,000      13,406       *
Gregory S. Levin(21)....      13,517       *         7,500       6,017       *
BCB Family
 Partners(22)...........       5,363       *         1,882       3,481       *
Donald Bruckmann(22)....      12,476       *         4,378       8,098       *
Elizabeth McShane(22)...       2,113       *           741       1,372       *
Beverly Place(22).......       2,113       *           741       1,372       *
NAZ Family
 Partners(22)...........       2,588       *           908       1,680       *
Nancy A. Zweng(22)......       3,742       *         1,313       2,429       *
H. Virgil Sherrill(22)..      62,387       *        21,888      40,499       *
Paul D. Kaminski(22)....      16,913       *         5,934      10,979       *
J. Rice Edmonds(22).....       2,684       *           942       1,742       *
Marilena Tibrea(22).....         535       *           188         347       *
Richard Stockinger(23)..      55,348       *        19,419      35,929       *
BancBoston Investments,
 Inc.(24)...............     268,483     1.5%       94,196     174,287       *
Rosenfield Children's
 Trust(25)..............      98,200       *        24,550      73,650       *
All directors and
 executive officers as a
 group
 (16 persons)(26).......  10,441,813    57.8%    3,086,386   7,355,427    40.3%

--------
  * Less than 1%

 (1) Percentage of ownership is calculated as required by Commission Rule 13d-3(d)(1). Except as indicated in the footnotes to this table, the persons named in this table have sole voting and investment power with respect to all shares of common stock shown as beneficially owned by them, subject to community property laws. The table above includes the number of shares underlying options which are exercisable within 60 days after the date of this prospectus and the number of shares expected to be purchased by our employees pursuant to our employee stock purchase plan on January 15, 2001.

 (2) These numbers do not take into account any exercise of the underwriters' over-allotment option. This option has been granted by some of our shareholders, as follows:

   . Up to 337,794 shares of our common stock from Bruckmann, Rosser, Sherrill & Co., L.P.;

   . Up to 6,872 shares of our common stock from Bruce C. Bruckmann of the 91,844 shares he individually holds;

   . Up to 1,400 shares of our common stock from Harold O. Rosser of the 18,714 shares he individually holds;

   . Up to 7,189 shares of our common stock from Stephen C. Sherrill of the 96,075 shares he individually holds;

   . Up to 97,437 shares of our common stock from Furman Selz SBIC LP;

   . Up to 31,062 shares of our common stock from Fortunato N. Valenti;

   . Up to 401 shares of our common stock from BCB Family Partners;

   . Up to 934 shares of our common stock from Donald Bruckmann;

   . Up to 158 shares of our common stock from Elizabeth McShane;

   . Up to 158 shares of our common stock from Beverly Place;

   . Up to 194 shares of our common stock from NAZ Family Partners;

   . Up to 280 shares of our common stock from Nancy A. Zweng;

   . Up to 4,668 shares of our common stock from H. Virgil Sherrill;

   . Up to 1,266 shares of our common stock from Paul Kaminski;

   . Up to 201 shares of our common stock from J. Rice Edmonds;

   . Up to 40 shares of our common stock from Marilena Tibrea;

   . Up to 4,142 shares of our common stock from Richard Stockinger; and

   . Up to 15,804 shares of our common stock from BancBoston Investments, Inc.

 (3) Bruckmann, Rosser, Sherrill & Co., L.P. individually owns 4,514,276 shares of our common stock. Bruckmann, Rosser, Sherrill & Co., L.P. is a limited partnership, the sole general partner of which is BRS Partners, Limited Partnership and the manager of which is Bruckmann, Rosser, Sherrill & Co., Inc. The sole general partner of BRS Partners is BRSE Associates, Inc. Two of our directors, Bruce C. Bruckmann and Harold O. Rosser, and Stephen C. Sherrill and Stephen F. Edwards are stockholders of Bruckmann, Rosser, Sherrill & Co., Inc. and BRSE Associates and may be deemed to share beneficial ownership of the shares shown as beneficially owned by Bruckmann, Rosser, Sherrill & Co., L.P. Each of Messrs. Bruckmann, Rosser, Sherrill and Edwards disclaims beneficial ownership of any such shares. The address for all of these shareholders is Greenwich Plaza, Suite 100, Greenwich, CT 06830.

 (4) Mr. Flax, our co-chairman and one of our directors, individually owns 1,404,949 shares of our common stock. This number also includes 98,200 shares over which Mr. Flax also exercises voting control as the trustee of the Rosenfield Children's Trust and 25,500 shares owned by Mr. Flax's wife. Mr. Flax disclaims any beneficial ownership over these shares. Mr. Flax's address is 6053 West Century Blvd., 11th Floor, Los Angeles, California 90045.

 (5) Mr. Rosenfield's address is 6053 West Century Blvd., 11th Floor, Los Angeles, California 90045. Mr. Rosenfield is our co-chairman and one of our directors.

 (6) Mr. Bruckmann, one of our directors, individually owns 91,844 shares of our common stock. The total number also includes shares which are owned by Bruckmann, Rosser, Sherrill & Co., L.P. and other entities and individuals affiliated with it. Although Mr. Bruckmann may be deemed to share beneficial ownership of such shares, he disclaims any beneficial ownership thereof.

 (7) Mr. Rosser, one of our directors, individually owns 18,714 shares of our common stock. The total number also includes shares which are owned by Bruckmann, Rosser, Sherrill & Co., L.P. and other entities and individuals affiliated with it. Although Mr. Rosser may be deemed to share beneficial ownership of such shares, he disclaims any beneficial ownership thereof.

 (8) Mr. Sherrill individually owns 96,075 shares of our common stock. The total number also includes shares which are owned by Bruckmann, Rosser, Sherrill & Co., L.P. and other entities and individuals affiliated with it. Although Mr. Sherrill may be deemed to share beneficial ownership of such shares, he disclaims any beneficial ownership thereof.

 (9) Mr. Edwards individually owns no shares. The total number includes shares which are owned by Bruckmann, Rosser, Sherrill & Co., L.P. and other entities and individuals affiliated with it. Although Mr. Edwards may be deemed to share beneficial ownership of such shares, he disclaims any beneficial ownership thereof.

(10) Furman Selz's address is 55 E. 52nd Street, New York, NY 10055.

(11) Mr. Hipp, our Chief Executive Officer and President and one of our directors, individually owns 559,046 shares of our common stock. Mr. Hipp has options to buy an additional 50,000 shares, none of which will be exercisable within 60 days of this offering and, as of January 15, 2001, will have purchased 1,666 shares through our employee stock purchase plan. Mr. Hipp's address is 6053 West Century Blvd., 11th Floor, Los Angeles, California 90045.

(12) Mr. Valenti's address is Restaurant Associates, 120 E. 45th Street, New York, NY 10036. Mr. Valenti is one of our directors.

(13) Mr. Carrington, our Executive Vice President and Chief Financial Officer, in joint tenancy with his wife, Ricki L. Carrington, owns 147,220 shares of our common stock. Mr. Carrington has options to buy an additional 72,500 shares, 7,500 of which will be exercisable within 60 days of this offering, and, as of January 15, 2001, will have purchased 1,666 shares through our employee stock purchase plan. Mr. Carrington's address is 6053 West Century Blvd., 11th Floor, Los Angeles, California 90045.

(14) Mr. Wolfe, our Chief Operating Officer, as trustee of the 1998 Frederick Wolfe Revocable Trust, exercises voting control over 61,598 shares of our common stock. Mr. Wolfe has options to buy an additional 91,250 shares, 13,750 of which will be exercisable within 60 days of this offering, and, as of January 15, 2001, will have purchased 392 shares through our employee stock purchase plan. Mr. Wolfe's address is 6053 West Century Blvd., 11th Floor, Los Angeles, California 90045.

(15) Mr. Friedman, one of our directors, serves as the president of Furman Selz SBIC Investments LLC, a general partner of Furman Selz SBIC LP which owns 1,302,148 shares. Mr. Friedman's address is ING Furman Selz Investments, 55 E. 52nd Street, New York, NY 10055.

(16) Charles G. Phillips, one of our directors, individually owns 23,905 shares. Mr. Phillips' address is 660 Madison Avenue, New York, NY 10021.

(17) Sarah A. Goldsmith, our Senior Vice President of Marketing and Public Relations, individually owns 10,000 shares. Ms. Goldsmith has options to buy an additional 82,794 shares, 16,504 of which will be exercisable within 60 days of this offering, and, as of January 15, 2000, will have purchased 1,568 shares through our employee stock purchase plan. Ms. Goldsmith's address is 6053 West Century Blvd., 11th Floor, Los Angeles, California 90045.

(18) Julie Carruthers, our Senior Vice President of Human Resources and Training, individually owns 11,721 shares. Ms. Carruthers has options to buy an additional 88,361 shares, 22,111 of which will be exercisable within 60 days of this offering, and, as of January 15, 2000, will have purchased 1,568 shares through our employee stock purchase plan. Ms. Carruthers' address is 6053 West Century Blvd., 11th Floor, Los Angeles, California 90045.

(19) Douglas A. MacDonald, our Vice President Design and Construction, individually owns 12,540 shares and has options to buy an additional 50,000 shares, 3,750 of which will be exercisable within 60 days of this offering. Mr. MacDonald's address is 6053 West Century Blvd., 11th Floor, Los Angeles, California 90045.

(20) Karen M. Settlemyer, our Vice President Product Development and Purchasing, individually owns 6,250 shares. Ms. Settlemyer has options to buy an additional 56,250 shares, 10,000 of which will be exercisable within 60 days of this offering, and, as of January 15, 2000, will have purchased 156 shares through our employee stock purchase plan. Ms. Settlemyer's address is 6053 West Century Blvd., 11th Floor, Los Angeles, California 90045.

(21) Gregory S. Levin, our Vice President and Controller, individually owns 7,500 shares. Mr. Levin has options to buy an additional 55,000 shares, of which 5,625 will be exercisable within 60 days of this offering, and, as of January 15, 2000, will have purchased 392 shares through our employee stock purchase plan. Mr. Levin's address is 6053 West Century Blvd., 11th Floor, Los Angeles, California 90045.

(22) Each of these selling shareholders has granted voting and investment power to Harold D. Rosser, Bruce C. Bruckmann, Stephen C. Sherrill and Stephen
     F. Edwards.

(23) Richard Stockinger's address is Restaurant Associates, 120 W. 45th Street, New York, NY 10036.

(24) BancBoston Investment, Inc.'s address is 175 Federal St., Boston, MA
     02110.

(25) The Rosenfield Children's Trust's address is 6053 West Century Blvd., 11th Floor, Los Angeles, California 90045.

(26) These 16 persons include all directors and executive officers detailed in the "Management" section above. See notes 4, 5, 6, 7, 11, 12, 13, 14, 15, 16, 17, 18, 19, 20 and 21 above. Tom N. Jenneman, our Senior Vice President and Chief Development Officer, individually owns no shares and has options to buy 87,500 shares, 13,125 of which will be exercisable within 60 days of this offering. Mr. Jenneman's address is 6053 West Century Blvd., 11th Floor, Los Angeles, California 90045.

                          DESCRIPTION OF CAPITAL STOCK

   Upon the consummation of this offering, our authorized capital stock will consist of 80,000,000 shares of common stock, par value $0.01 per share, of which 18,173,581 shares will be issued and outstanding and 40,000,000 shares of preferred stock, of which no shares will be issued and outstanding.

Common stock

   Before giving effect to this offering, there were 17,973,581 shares of common stock outstanding as of the date of this prospectus. As of January 11, 2001 these shares were held of record by 241 shareholders.

   Holders of common stock are entitled to one vote per share on all matters to be voted upon by shareholders. In accordance with California law, the affirmative vote of a majority of the shares represented and voting at a duly held meeting at which a quorum is present (which shares voting affirmatively also constitute at least a majority of the required quorum) shall be the act of the shareholders. The shares of common stock have no preemptive rights, no redemption or sinking fund provisions, and are not liable for further call or assessment.

   The holders of common stock are entitled to receive dividends when and as declared by the board of directors out of funds legally available for dividends. In the past, we have declared and paid cash dividends only in connection with extraordinary corporate transactions such as PepsiCo's acquisition of a controlling interest in us in 1992. We currently intend to retain all future earnings for the operation and expansion of our business and do not anticipate paying cash dividends on the common stock in the foreseeable future.

   Upon a liquidation of California Pizza Kitchen, our creditors and any holders of our preferred stock with preferential liquidation rights will be paid before any distribution to holders of our common stock. The holders of common stock would be entitled to receive a pro rata distribution per share of any excess amount.

   The rights, preferences and privileges of holders of common stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of preferred stock which we may designate and issue in the future.

   Our common stock is listed on the Nasdaq National Market under the symbol "CPKI."

Preferred stock

   Our articles of incorporation empower the board of directors to issue up to 40,000,000 shares of preferred stock from time to time in one or more series. The board also may fix the designation, privileges, preferences and rights and the qualifications, limitations and restrictions of those shares, including dividend rights, conversion rights, voting rights, redemption rights, terms of sinking funds, liquidation preferences and the number of shares constituting any series or the designation of the series. Terms selected could decrease the amount of earnings and assets available for distribution to holders of our common stock or adversely affect the rights and power, including voting rights, of the holders of our common stock without any further vote or action by the shareholders. The rights of holders of common stock will be subject to, and may be adversely affected by, the rights of the holders of any preferred stock that may be issued by us in the future. The issuance of preferred stock could have the effect of delaying or preventing a change in control of the company or make removal of management more difficult. Additionally, the issuance of preferred stock may have the effect of decreasing the market price of our common stock, and may adversely affect the voting and other rights of the holders of common stock. There are currently no outstanding shares of our preferred stock. While we have no present intention to issue any shares of preferred stock, any issuance could have the effect of making it more difficult for a third party to acquire a majority of our outstanding voting stock.

Potential anti-takeover effect of provisions of California law

   Section 1203 of the California General Corporations Law includes provisions that may have the effect of deterring hostile takeovers or delaying or preventing changes in control or management of our company. First, if an "interested person" makes an offer to purchase the shares of some or all of our shareholders, we must obtain an affirmative opinion in writing as to the fairness of the offering price prior to completing the transaction. California law considers a person to be an "interested person" if the person directly or indirectly controls our company, if the person is directly or indirectly controlled by one of our officers or directors, or if the person is an entity in which one of our officers or directors holds a material financial interest. If after receiving an offer from such an "interested person" we receive a subsequent offer from a neutral third party, then we must notify our shareholders of this offer and afford each of them the opportunity to withdraw their consent to the "interested person" offer.

   Section 1203 and other provisions of California law could make it more difficult for a third party to acquire a majority of our outstanding voting stock, by discouraging a hostile bid, or delaying, preventing or detering a merger, acquisition or tender offer in which our shareholders could receive a premium for their shares, or effect a proxy contest for control of our company or other changes in our management.

Registration rights

   Following this offering the holders of approximately 6,403,000 shares of common stock will be entitled to registration rights with respect to these shares pursuant to a registration rights agreement by and among the Company, Bruckmann, Rosser, Sherrill & Co., L.P. and its co-investors and Rick Rosenfield and Larry Flax dated September 30, 1997. Subject to several exceptions, including our right to defer a demand registration for a single period of up to 180 days under some circumstances, Bruckmann, Rosser may require that we use our best efforts to register for public resale under the Securities Act all shares of common stock they request be registered. Bruckmann, Rosser may exercise an unlimited number of demand registrations so long as the securities being registered are reasonably expected to produce aggregate proceeds of $5 million or more. Rick Rosenfield, Larry Flax and all of the co-investors with Bruckmann, Rosser in the recapitalization transaction are entitled to registration rights on a pro rata basis with respect to any demand registration request made by Bruckmann, Rosser. All fees, costs and expenses of this registration, other than underwriting discounts and commissions, will be borne by us.

   In addition, all holders of shares with registration rights have the right to piggyback on any registration for our account or the account of another shareholder. Accordingly, in the event that we propose to register additional shares of common stock under the Securities Act, either for our own account or for the account of any other security holder, the holders of shares having registration rights are entitled to receive notice of that registration and to include their shares in the registration, subject to limitations described in the agreement. All registration rights are subject to conditions and limitations, among them the right of the underwriters of any offering to limit the number of shares of common stock held by these security holders to be included in the registration. We are generally required to bear all of the expenses of all registrations, except underwriting discounts and selling commissions. Registration of the shares of common stock held by security holders with registration rights would result in these shares becoming freely tradeable without restriction under the Securities Act immediately upon effectiveness of this registration.

Transfer agent and registrar

   American Stock Transfer & Trust Company has been appointed as the transfer agent and registrar for the common stock. Its telephone number is (718) 236-4588.

                        SHARES ELIGIBLE FOR FUTURE SALE

   Future sales of substantial amounts of common stock in the public market could adversely affect market prices prevailing from time to time. Upon completion of this offering, we will have outstanding an aggregate of 18,173,581 shares of common stock, assuming no exercise of our options by our employees. Of these shares, the 6,095,000 shares sold in our initial public offering and the shares sold in this offering will be freely tradeable without restriction or further registration under the Securities Act, except that any shares purchased by "affiliates" of the Company, as that term is defined in Rule 144 of the Securities Act, may generally only be sold pursuant to an effective registration statement under the Securities Act or in compliance with the limitations of Rule 144 described below.

Sales of restricted shares and shares held by our affiliates

   Our affiliates hold approximately 7,400,000 shares of common stock which are subject to restrictions on sale under Rule 144. The number of shares of common stock available for sale in the public market is further limited by lock-up agreements under which the holders of approximately 7,600,000 shares have agreed not to sell or otherwise dispose of any of their shares for a period of 90 days after the date of this prospectus without the prior written consent of Banc of America Securities LLC.

   In general, under Rule 144 as currently in effect, a person (or persons whose shares are aggregated) who has beneficially owned restricted shares for at least one year (including the holding period of any prior owner, unless the prior owner was an affiliate and the holder did not receive the shares from an affiliate as a bona fide gift) or an affiliate selling any shares, would be entitled to sell within any three-month period a number of shares that does not exceed the greater of: (a) one percent of the number of shares of common stock then outstanding (which will equal approximately 180,000 shares immediately after the offering); or (b) the average weekly trading volume of the common stock on the Nasdaq National Market during the four calendar weeks preceding the filing of a notice on Form 144 with respect to this sale (which was approximately 1,350,000 as of January 11, 2001). Sales under Rule 144 are also subject to manner of sale provisions and notice requirements and to the availability of current public information about us. Under Rule 144(k), a person who is not deemed to have been an affiliate of ours at any time during the 90 days preceding a sale, and who has beneficially owned the shares proposed to be sold for at least two years (including the holding period of any prior owner except a prior owner who was an affiliate who did not gift the shares to the person), is entitled to sell its shares without complying with the manner of sale, public information, volume limitation or notice provisions of Rule 144; therefore, unless otherwise restricted, "144(k) shares" have been eligible for sale since the completion of our initial public offering.

   Upon completion of the offering, the holders of approximately 6,403,000 shares of common stock, or their transferees, will be entitled to rights with respect to the registration of their shares under the Securities Act. Registration of these shares under the Securities Act would result in these shares becoming freely tradeable without restriction under the Securities Act (except for shares purchased by affiliates) immediately upon the effectiveness of that registration.

Options

   We filed a registration statement on Form S-8 covering all shares of common stock issuable upon exercise of stock options in effect on the date of this prospectus, stock options or other stock rights to be granted under our 1998 stock option plan and shares of common stock issuable when purchased pursuant to our employee stock purchase plan. After the expiration of any applicable lock-up period, up to an additional 1,643,786 shares of common stock, together with any additional shares of common stock that will be issuable pursuant to stock options or other stock rights granted in the future under our 1998 stock option plan, and up to 305,103 additional shares of common stock under our employee stock purchase plan, will be eligible for sale in the public market.

   Subject to certain conditions, Rule 701 under the Securities Act may be relied upon with respect to the resale of securities originally purchased from us by our employees, directors, officers, consultants or advisors prior to the closing of this offering, under written compensatory benefit plans or written contracts relating to the compensation of these persons. This also applies to stock options we granted prior to this offering, along with the shares acquired upon exercise of those options after the closing of this offering. Unless subject to lockup agreements or other contractual restrictions, these shares may be sold by persons other than affiliates subject only to the manner of sale provisions of Rule 144 and by affiliates under Rule 144 without compliance with the one year minimum holding period requirement.

   Sales of substantial amounts of common stock in the public market, or the perception that these sales may occur, could adversely affect the prevailing market price of our common stock and our ability to raise capital through offerings of equity securities.

                              PLAN OF DISTRIBUTION

   We are offering the shares of common stock described in this prospectus through a number of underwriters. Banc of America Securities LLC and Deutsche Bank Securities Inc., as joint bookrunners, and Robertson Stephens, Inc. and U.S. Bancorp Piper Jaffray Inc. are the representatives of the underwriters. We have entered into an underwriting agreement with the representatives. As joint bookrunners, Banc of America Securities LLC and Deutsche Bank Securities Inc. will have equal responsibility for managing this offering. According to the terms and conditions of the underwriting agreement, we have agreed to sell to the underwriters, and each of the underwriters has agreed to purchase, the number of shares of common stock listed next to its name in the following table:

                                                                       Number of
   Underwriter                                                          Shares
   -----------                                                         ---------
   Banc of America Securities LLC.....................................
   Deutsche Bank Securities Inc. .....................................
   Robertson Stephens, Inc. ..........................................
   U.S. Bancorp Piper Jaffray Inc. ...................................
                                                                       ---------
     Total............................................................ 3,400,000
                                                                       =========

   The underwriting agreement provides that the underwriters must buy all of the shares if they buy any of them. The underwriters will sell the shares to the public when and if the underwriters buy the shares from us. The underwriters initially will offer shares to the public at the price specified on the cover page of this prospectus. The underwriters may allow to some
dealers a concession of not more than $   per share. The underwriters also may
allow, and any other dealers may reallow, a concession of not more than $   per
share to some other dealers. If all the shares are not sold at the initial public offering price, the underwriters may change the offering price and the other selling terms. The common stock is offered subject to a number of conditions, including:

  . receipt and acceptance of our common stock by the underwriters, and

  . the right on the part of the underwriters to reject orders in whole or in part.

   Some of our shareholders have granted an option to the underwriters to buy up to 510,000 additional shares of common stock. These additional shares would cover sales of shares by the underwriters which exceed the number of shares specified in the table above. The underwriters have 30 days to exercise this option. If the underwriters exercise this option, they will each purchase additional shares approximately in proportion to the amounts specified in the table above.

   The following table shows the per share and total underwriting discounts and commissions to be paid to the underwriters assuming both no exercise and full
exercise of the underwriters' option to purchase     additional shares.

                                                               California Pizza
                                                                    Kitchen
                                                               -----------------
                                                                  No      Full
                                                               Exercise Exercise
                                                               -------- --------
   Per share..................................................   $        $
   Total......................................................   $        $

                                                                Paid by Selling
                                                                 Shareholders
                                                               -----------------
                                                                  No      Full
                                                               Exercise Exercise
                                                               -------- --------
   Per share..................................................   $        $
   Total......................................................   $        $

   We, all of our officers and directors and our principal shareholders have entered into lock-up agreements with the underwriters. Under those agreements, we may not issue any new shares of common stock (except upon exercise of outstanding options), and we and those holders of stock and options may not dispose of or hedge any common stock or securities convertible into or exchangeable for shares of common stock. These restrictions will be in effect for a period of 90 days after the date of this prospectus. At any time and without notice, Banc of America Securities LLC may, in its sole discretion, release all or some of the securities from these lock-up agreements.

   We and the selling shareholders will indemnify the underwriters against some liabilities, including some liabilities under the Securities Act. If we and the selling shareholders are unable to provide this indemnification, we and the selling shareholders will contribute to payments the underwriters may be required to make in respect to those liabilities.

   In connection with this offering, the underwriters may purchase and sell shares of common stock in the open market. These transactions may include:

  . short sales,

  . stabilizing transactions, and

  . purchases to cover positions created by short sales.

   Short sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in this offering. Stabilizing transactions consist of bids or purchases made for the purpose of preventing or retarding a decline in the market price of the common stock while this offering is in progress.

   The underwriters also may impose a penalty bid. This means that if the representatives purchase shares in the open market in stabilizing transactions or to cover short sales, the representatives can require the underwriters that sold those shares as part of this offering to repay the underwriting discount received by them.

   The underwriters may engage in activities that stabilize, maintain or otherwise affect the price of the common stock, including:

  . over-allotment,

  . stabilization,

  . syndicate covering transactions, and

  . imposition of penalty bids.

   As a result of these activities, the price of the common stock may be higher than the price that otherwise might exist in the open market. If the underwriters commence these activities, they may discontinue them at any time. The underwriters may carry out these transactions on the Nasdaq National Market, in the over-the-counter market or otherwise.

   We estimate that our share of the total expenses of the offering, excluding underwriting discounts and commissions, will be approximately $500,000. We are paying the expenses of the selling shareholders, other than applicable stock transfer taxes, fees of counsel for the selling shareholders and fees, commissions, concessions and discounts of brokers, dealers or other agents.

   Bank of America, N.A., the lender under our credit agreement, is an affiliate of Banc of America Securities LLC. Upon consummation of this offering, an affiliate of Robertson Stephens, Inc. will own 174,287 shares of our common stock.

   In connection with the offering, some of the underwriters and any selling group members who are qualified market makers on the Nasdaq National Market may engage in passive market making transactions in our common stock on the Nasdaq National Market. Since the average daily trading volume of our common stock exceeds $1 million and our public float exceeds $150 million, the provisions of Regulation M permit such qualified underwriters and selling group members to continue market making activities during the period of the offering. However, the underwriters and selling group members are not obligated to do so and may discontinue any market making at any time.

                                 LEGAL MATTERS

   The validity of the shares of common stock offered in this offering will be passed upon for California Pizza Kitchen by Paul, Hastings, Janofsky & Walker LLP, Los Angeles, California. As of the date of this prospectus, counsel who participate in our matters on behalf of Paul, Hastings, Janofsky & Walker LLP beneficially own 2,500 shares of our common stock. Legal matters in connection with the common stock offered in this offering will be passed upon for the underwriters by Fried, Frank, Harris, Shriver & Jacobson (a partnership including professional corporations), Los Angeles, California.

                                    EXPERTS

   The consolidated financial statements of California Pizza Kitchen, Inc. at January 3, 1999 and January 2, 2000, and for each of the three fiscal years in the period ended January 2, 2000, appearing in this prospectus and the registration statement have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

                             ADDITIONAL INFORMATION

   We have filed a registration statement on Form S-1 with the Securities and Exchange Commission for the common stock we are offering by this prospectus. This prospectus does not include all the information contained in the registration statement and its exhibits and schedules. You should refer to the registration statement and its exhibits for additional information. Whenever we make reference in this prospectus to any of our contracts, agreements or other documents, the references are not necessarily complete and should refer to the exhibits attached to the registration statement for copies of the actual contract, agreement or other documents. We also file annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission.

   You can read our filings with the Securities and Exchange Commission, including the registration statement, over the internet at the SEC's website at www.sec.gov. You may read and copy any document we file with the SEC at its public reference facilities at 450 Fifth Street, N.W., Washington, D.C. 20549, the New York Regional Office located at 7 World Trade Center, 13th Floor, New York, NY 10048, and the Chicago Regional Office located at Northwestern Atrium Center, 500 West Madison Street, Chicago, IL 60661. You may also obtain copies of the documents at prescribed rates by writing to the Public Reference Section of the SEC at
450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the Public Reference facilities. Our SEC filings are also available at the office of the Nasdaq National Market. For further information on obtaining copies of our public filings at the Nasdaq National Market you should call (212) 656-5060.

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                                                                           Page
                                                                           ----
Report of Independent Auditors............................................  F-2

Consolidated Financial Statements

Consolidated Balance Sheets at January 3, 1999 and January 2, 2000........  F-3

Consolidated Statements of Operations for the Years Ended December 28,
 1997, January 3, 1999 and January 2, 2000................................  F-4

Consolidated Statements of Shareholders' Deficiency for the Years Ended
 December 28, 1997, January 3, 1999 and January 2, 2000...................  F-5

Consolidated Statements of Cash Flows for the Years Ended December 28,
 1997, January 3, 1999 and January 2, 2000................................  F-6

Notes to Consolidated Financial Statements................................  F-8

Unaudited Consolidated Financial Statements

Unaudited Consolidated Balance Sheet at October 1, 2000................... F-18

Unaudited Consolidated Statements of Income for the Nine Months Ended
 October 3, 1999 and October 1, 2000...................................... F-19

Unaudited Consolidated Statements of Cash Flows for the Nine Months Ended
 October 3, 1999 and October 1, 2000...................................... F-20

Notes to Unaudited Consolidated Financial Statements...................... F-21

                         REPORT OF INDEPENDENT AUDITORS

The Board of Directors
California Pizza Kitchen, Inc.

   We have audited the accompanying consolidated balance sheets of California Pizza Kitchen, Inc. and Subsidiaries (the "Company") as of January 3, 1999 and January 2, 2000, and the related consolidated statements of operations, shareholders' deficiency and cash flows for each of the three fiscal years in the period ended January 2, 2000. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

   We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

   In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of California Pizza Kitchen, Inc. and Subsidiaries at January 3, 1999 and January 2, 2000, and the consolidated results of their operations and their cash flows for each of the three fiscal years in the period ended January 2, 2000 in conformity with accounting principles generally accepted in the United States.

Woodland Hills, California
January 28, 2000, except for notes 9 and 12, as to which the date is July 24, 2000

                                          /s/ Ernst & Young LLP

                CALIFORNIA PIZZA KITCHEN, INC. AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS

                      January 3, 1999 and January 2, 2000
              (in thousands, except for share and per share data)

                                                            1998       1999
                                                          ---------  ---------
Assets

Current assets:
  Cash and cash equivalents.............................. $  14,553  $   5,686
  Trade accounts receivable..............................     2,097      1,509
  Inventories............................................     1,208      1,239
  Prepaid expenses and other current assets..............       891      2,395
                                                          ---------  ---------
Total current assets.....................................    18,749     10,829

Property and equipment, net..............................    69,028     78,048
Deferred taxes...........................................     6,102      4,754
Other assets.............................................     2,276      1,119
                                                          ---------  ---------
Total assets............................................. $  96,155  $  94,750
                                                          =========  =========

Liabilities and shareholders' deficiency

Current liabilities:
  Accounts payable....................................... $   4,585  $   3,661
  Accrued compensation and benefits......................     6,947      7,658
  Accrued rent...........................................     4,571      4,655
  Other accrued liabilities..............................     5,365      3,993
  Current maturities of long-term debt...................     2,562      1,537
                                                          ---------  ---------
Total current liabilities................................    24,030     21,504

Long-term debt, less current maturities..................    42,823     38,548
Other liabilities........................................       967        606

Commitments..............................................

Redeemable preferred stock:
  Series A 12 1/2% Cumulative Compounding Preferred
   Stock--10,151,771 shares issued and outstanding at
   January 3, 1999 and January 2, 2000, respectively;
   liquidation preference of $21,831 and $24,625 at
   January 3, 1999 and January 2, 2000, respectively.....    21,831     24,625
  Series B 13 1/2% Cumulative Compounding Preferred
   Stock--10,151,771 shares issued and outstanding at
   January 3, 1999 and January 2, 2000, respectively;
   liquidation preference of $16,943 and $19,296 at
   January 3, 1999 and January 2, 2000, respectively.....    16,943     19,296

Shareholders' deficiency:
  Common Stock--$0.01 par value, 80,000,000 shares
   authorized, 10,468,673 and 10,896,570 shares issued
   and outstanding at January 3, 1999 and January 2,
   2000, respectively....................................       105        109
  New Class B Common Stock--$0.01 par value, 80,000,000
   shares authorized, 269,600 and 0 shares issued and
   outstanding at January 3, 1999 and January 2, 2000,
   respectively..........................................         3        --
  Additional paid-in capital.............................   109,130    104,340
  Accumulated deficit....................................  (119,677)  (114,278)
                                                          ---------  ---------
Total shareholders' deficiency...........................   (10,439)    (9,829)
                                                          ---------  ---------
Total liabilities and shareholders' deficiency........... $  96,155  $  94,750
                                                          =========  =========

                            See accompanying notes.

                CALIFORNIA PIZZA KITCHEN, INC. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF OPERATIONS

       Years ended December 28, 1997, January 3, 1999 and January 2, 2000
                   (in thousands, except for per share data)

                                                    1997      1998      1999
                                                  --------  --------  --------
Revenues:
  Restaurant sales............................... $159,391  $165,028  $176,933
  Franchise and other revenues...................    1,025     2,013     2,260
                                                  --------  --------  --------
    Total revenues...............................  160,416   167,041   179,193

Costs and expenses:
  Cost of sales..................................   43,361    43,201    44,740
  Labor..........................................   57,321    58,547    63,701
  Direct operating and occupancy.................   36,481    34,171    35,848
                                                  --------  --------  --------
    Total restaurant operating costs.............  137,163   135,919   144,289

  General and administrative.....................   15,896    13,890    13,123
  Depreciation and amortization..................    7,807     7,543     8,234
  Pre-opening....................................      445       234       763
  Loss on impairment of property and equipment
   and restaurant closures.......................    9,604        85       200
                                                  --------  --------  --------
    Operating income (loss)......................  (10,499)    9,370    12,584

Other income (expenses):
  Bank financing fees............................      --        --       (998)
  Interest expense...............................     (930)   (3,956)   (3,415)
                                                  --------  --------  --------
    Total other income (expenses), net...........     (930)   (3,956)   (4,413)
                                                  --------  --------  --------

Income (loss) before income tax benefit
 (provision).....................................  (11,429)    5,414     8,171
Income tax benefit (provision)...................     (251)    5,139    (2,772)
                                                  --------  --------  --------
Net income (loss)................................ $(11,680) $ 10,553  $  5,399
                                                  ========  ========  ========
Redeemable preferred stock dividend .............  (33,783)      --        --
Redeemable preferred stock accretion.............      --     (4,478)   (5,147)
                                                  --------  --------  --------
Net income (loss) attributable to common
 shareholders.................................... $(45,463) $  6,075  $    252
                                                  ========  ========  ========
Net income per common share:
  Basic..........................................           $   0.60  $   0.02
                                                            ========  ========
  Diluted........................................           $   0.58  $   0.02
                                                            ========  ========
Shares used in calculating net income per common
 share:
  Basic..........................................             10,113    10,800
                                                            ========  ========
  Diluted........................................             10,528    11,168
                                                            ========  ========


                            See accompanying notes.

                CALIFORNIA PIZZA KITCHEN, INC. AND SUBSIDIARIES

              CONSOLIDATED STATEMENTS OF SHAREHOLDERS' DEFICIENCY
                     (in thousands, except for share data)

                        Class A               Class B                              New Class B
                      Common Stock          Common Stock         Common Stock     Common Stock    Additional
                   -------------------  ---------------------  ----------------- ----------------  Paid-in   Accumulated
                     Shares    Amount     Shares      Amount     Shares   Amount  Shares   Amount  Capital     Deficit    Total
                   ----------  -------  -----------  --------  ---------- ------ --------  ------ ---------- ----------- --------
Balances at
December 29,
1996.............   2,722,843  $ 7,694    2,957,783  $ 71,289         --   $--        --    $ --   $    --    $(118,550) $(39,567)
 Contribution of
 Class A Common
 Stock...........  (1,092,843)  (2,495)         --        --          --    --        --      --      2,495         --        --
 Exercise of
 stock options...         --        14          --        --          --    --        --      --        --          --         14
 Merger with CP
 Kitchen
 Acquisition
 Corp. ..........         --       --           --        --    6,470,285    65   269,600      3      1,932         --      2,000
 Conversion of
 Class B Common
 Stock to right
 to receive cash
 and certain net
 assets..........         --       --    (2,957,783)  (71,289)        --    --        --      --    126,796         --     55,507
 Conversion of
 Class A Common
 Stock to right
 to receive cash
 and Common
 Stock...........  (1,630,000)  (5,213)         --        --    3,260,000    32       --      --     (4,819)        --    (10,000)
 Capital
 contribution....         --       --           --        --          --    --        --      --     23,000         --     23,000
 Restructuring
 related
 expenses........         --       --           --        --          --    --        --      --     (2,331)        --     (2,331)
 Preferred stock
 dividend........         --       --           --        --          --    --        --      --    (33,783)        --    (33,783)
 Net loss........         --       --           --        --          --    --        --      --        --      (11,680)  (11,680)
                   ----------  -------  -----------  --------  ----------  ----  --------   ----   --------   ---------  --------
Balances at
December 28,
1997.............         --       --           --        --    9,730,285    97   269,600      3    113,290    (130,230)  (16,840)
 Issuance of
 Common Stock....         --       --           --        --      157,059     2       --      --         59         --         61
 Exercise of
 employee stock
 options.........         --       --           --        --      346,100     3       --      --        112         --        115
 Exercise of
 nonemployee
 stock options...         --       --           --        --      235,229     3       --      --        122         --        125
 Preferred stock
 accretion.......         --       --           --        --          --    --        --      --     (4,478)        --     (4,478)
 Other...........         --       --           --        --          --    --        --      --         25         --         25
 Net income......         --       --           --        --          --    --        --      --        --       10,553    10,553
                   ----------  -------  -----------  --------  ----------  ----  --------   ----   --------   ---------  --------
Balances at
January 3, 1999..         --       --           --        --   10,468,673   105   269,600      3    109,130    (119,677)  (10,439)
 Exercise of
 employee stock
 options.........         --       --           --        --      158,297     1       --      --        135         --        136
 Tax benefit from
 employee stock
 option
 exercises.......         --       --           --        --          --    --        --      --        222         --        222
 Conversion of
 New Class B to
 Common Stock....         --       --           --        --      269,600     3  (269,600)    (3)       --          --        --
 Preferred stock
 accretion.......         --       --           --        --          --    --        --      --     (5,147)        --     (5,147)
 Net income......         --       --           --        --          --    --        --      --        --        5,399     5,399
                   ----------  -------  -----------  --------  ----------  ----  --------   ----   --------   ---------  --------
Balances at
January 2, 2000..         --   $   --           --   $    --   10,896,570  $109       --    $ --   $104,340   $(114,278) $ (9,829)
                   ==========  =======  ===========  ========  ==========  ====  ========   ====   ========   =========  ========

                            See accompanying notes.

                CALIFORNIA PIZZA KITCHEN, INC. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

       Years ended December 28, 1997, January 3, 1999 and January 2, 2000
                                 (in thousands)

                                                     1997     1998     1999
                                                   --------  -------  -------
Operating activities:
Net income (loss)................................. $(11,680) $10,553  $ 5,399
Adjustments to reconcile net income (loss) to net
 cash provided by operating activities:
  Depreciation and amortization of property and
   equipment......................................    7,799    7,300    8,086
  Amortization of bank fees.......................        8      243      148
  Net loss on sale of assets......................      295      118      200
  Bank financing fees write-off...................      --       --       998
  Equity in net losses of limited partnerships....       82       46      --
  Loss on impairment of property and equipment....    9,604      --       --
  Reserve for restaurant closure..................      --        85      --
  Bad debt write-off..............................      484      --       --
  Change in deferred tax asset....................      250   (6,102)   1,348
  Changes in operating assets and liabilities:
    Trade accounts receivable.....................    2,659       28      588
    Inventories...................................      119      142      (31)
    Prepaid expenses and other assets.............     (294)    (525)  (1,493)
    Accounts payable..............................      744     (102)    (924)
    Accrued liabilities...........................     (439)   2,876     (355)
    Other liabilities.............................     (440)     346     (361)
                                                   --------  -------  -------
Net cash provided by operating activities.........    9,191   15,008   13,603

Investing activities:
Capital expenditures..............................   (6,607)  (7,517) (17,318)
Proceeds from sale of property and equipment......    1,106    2,490       12
Purchase of liquor licenses.......................     (142)     --       --
Distribution from limited partnership.............       46       50      --
                                                   --------  -------  -------
Net cash used in investing activities.............   (5,597)  (4,977) (17,306)

Financing activities:
Proceeds from long-term debt......................   47,000      --    25,000
Payments on long-term debt........................      (34)  (1,772) (45,300)
Capitalized bank fees.............................   (1,395)     --       --
Proceeds from revolving line of credit............    2,000      --    15,000
Payments on revolving line of credit..............   (2,000)     --       --
Proceeds from stock purchases, net................       14      864      136
Capital contribution..............................   23,000      --       --
Cash paid to previous shareholders................  (70,536)     --       --
Restructuring related expenses....................   (2,331)     (25)     --
                                                   --------  -------  -------
Net cash used in financing activities.............   (4,282)    (933)  (5,164)
                                                   --------  -------  -------
Net increase (decrease) in cash and cash
 equivalents......................................     (688)   9,098   (8,867)

Cash and cash equivalents at beginning of year....    4,143    5,455   14,553
Cash from merger..................................    2,000      --       --
                                                   --------  -------  -------
Cash and cash equivalents at end of year.......... $  5,455  $14,553  $ 5,686
                                                   ========  =======  =======
Supplemental disclosure of cash flow information:
  Cash paid during the year for:
    Interest...................................... $    418  $ 4,552  $ 3,640
    Income taxes.................................. $    --   $   575  $ 1,303

                CALIFORNIA PIZZA KITCHEN, INC. AND SUBSIDIARIES

       Years ended December 28, 1997, January 3, 1999 and January 2, 2000
                                 (in thousands)

--------
Supplemental disclosure of noncash financing activities:

   In September 1997, the Company completed a merger and leveraged recapitalization. In connection with the recapitalization, assets with a net book value of $2,748 were distributed to PepsiCo, Inc., the prior majority shareholder, as part of the settlement payment for its Preferred Stock and Class B Common Stock.

   During December 1997, the Company declared a preferred stock dividend payable to the Common and New Class B Common Shareholders. The dividend consisted of Series A Class A Redeemable Preferred Stock and Series B Class A Redeemable Preferred Stock.

   During the fiscal year ended January 3, 1999, certain employees and nonemployees exercised stock options. Compensation expense incurred by the Company related to the option exercises was approximately $123.




                            See accompanying notes.

                CALIFORNIA PIZZA KITCHEN, INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

       Years ended December 28, 1997, January 3, 1999 and January 2, 2000
              (in thousands, except for share and per share data)

1. Description of Business

Nature of Business

   As of January 2, 2000, the Company operates 72 restaurants in 16 states and the District of Columbia; 70 restaurants are wholly owned by the Company, one restaurant is owned by a limited partnership in which the Company is a general partner and one restaurant is owned by a third party and operated under a management agreement. In addition to the 72 restaurants operated by the Company, there are an additional 25 franchised restaurants, of which 21 are located in the United States and four are located in the Pacific Rim.

   The Company manages its operations by restaurant. The Company has aggregated its operations to one reportable segment.

Recapitalization

   In September 1997, the Company consummated a series of transactions to effect a merger and leveraged recapitalization of the Company. The merger and leveraged recapitalization was completed after PepsiCo, Inc., the majority shareholder of the Company, contributed all of its shares of Class A Common Stock to the Company. Then, under the terms of a Merger and Recapitalization Agreement (the "Agreement"), the Company merged with C.P. Kitchen Acquisition Corp. ("C.P.K. Acquisition"). CPK was a newly formed wholly owned subsidiary of Bruckmann, Rosser, Sherrill & Co. ("BRS"), which was capitalized with
$2.0 million. The merger was completed by the exchange of all outstanding shares of C.P.K. Acquisition for 6,470,000 shares of the Company's New Class A Common Stock ("Common Stock") and 269,600 shares of New Class B Common Stock. Then, under the terms of the Agreement, the Company converted all the Preferred Stock and Class B Common Stock owned by PepsiCo, Inc. into a right to receive cash of $31.0 million and $29.0 million, respectively. The Company then converted all remaining outstanding shares of Class A Common Stock into a right to receive cash and .884986 shares of Common Stock for each of the then outstanding shares of Class A Common Stock. BRS then made an additional capital contribution to the Company in the amount of $23.0 million. In order to fund the rights to receive cash, the Company entered into a long-term borrowing arrangement with a bank, borrowing $49.0 million. The bank borrowings plus capital contributions received under the terms of the Agreement, and certain other assets of the Company, were used to fund the rights to receive cash discussed above.

2. Summary of Accounting Policies

Principles of Consolidation

   The accompanying consolidated financial statements include the accounts of California Pizza Kitchen, Inc. and its wholly owned subsidiaries (the "Company"). In addition, the Company is a general partner in two limited partnerships which were formed to operate two restaurants in Chicago of which one was closed in December 1999. The Company accounts for its investments in these limited partnerships (which are not material) under the equity method and are included in other assets in the accompanying consolidated balance sheets. All significant intercompany balances and transactions have been eliminated.

Fiscal Year End

   The Company's fiscal year ends on the Sunday closest to December 31. The Company's fiscal years ended December 28, 1997, January 3, 1999 and January 2, 2000, covered 52, 53 and 52 weeks, respectively. For

                CALIFORNIA PIZZA KITCHEN, INC. AND SUBSIDIARIES purposes of the accompanying consolidated financial statements, the years ended December 28, 1997, January 3, 1999 and January 2, 2000 may be referred to as the fiscal years 1997, 1998 and 1999, respectively.

Use of Estimates

   The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of income and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

   The Company considers all highly liquid investments with maturities of three months or less when purchased to be cash equivalents. The Company places its cash deposits with highly qualified financial institutions.

Inventories

   Inventories consist of food and beverage, uniforms and supplies. Inventories are stated at the lower of cost (first-in, first-out method) or market.

Property and Equipment

   The Company depreciates property and equipment over the assets' estimated useful lives using the straight-line method. Leasehold improvements are amortized using the straight-line method over the estimated useful life of the asset or the term of the related lease, whichever is shorter. The lives for furniture, fixtures, and equipment are ten years. The lives for buildings and leasehold improvements are the shorter of ten to 20 years or the term of the related operating lease.

Liquor Licenses

   Transferable liquor licenses, included in other long-term assets, which have a market value are carried at cost and are not amortized.

Gift Certificates

   The Company sells gift certificates and recognizes deferred revenue, included in accrued liabilities, for gift certificates outstanding until the gift certificates are redeemed.

Restaurant and Franchise Revenues

   Revenues from the operation of Company-owned restaurants are recognized when sales occur. All fees from franchised operations are included in revenue as earned. Royalty fees are based on franchised restaurants' revenues and are recorded by the Company in the period the related franchised restaurants' revenues are earned.

Advertising Costs

   The Company expenses advertising costs as incurred. Advertising expenses totaled $2,270 in fiscal 1997, $2,495 in fiscal 1998 and $2,100 in fiscal 1999.

                CALIFORNIA PIZZA KITCHEN, INC. AND SUBSIDIARIES

Pre-opening Costs

   The Company follows Statement of Position (SOP) 98-5, "Reporting on the Costs of Start-up Activities," which was issued by the Accounting Standards Executive Committee and provides guidance on the financial reporting of the start-up costs and organization costs. The SOP requires costs of start-up activities and organization costs to be expensed as incurred.

Earnings Per Share

   In February 1997, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No 128, "Earnings Per Share"
(EPS), effective for all financial statements issued after December 15, 1997. SFAS No. 128 requires dual presentation of "Basic" and "Diluted" EPS by entities with complex capital structures, replacing "Primary" and "Fully Diluted" EPS under Accounting Principles Board (APB) Opinion No. 15. Basic EPS excludes dilution and is computed by dividing net income or loss attributable to common shareholders by the weighted average of common shares outstanding for the period. Diluted EPS reflects the potential dilution that could occur if securities or other contracts to issue common stock (convertible preferred stock, warrants to purchase common stock and common stock options using the treasury stock method) were exercised or converted into common stock. Potential common shares in the diluted EPS computation are excluded where their effect would be antidilutive. The Company's EPS for all periods presented have been computed in accordance with SFAS No. 128 (see note 9).

   Earnings per share data for periods prior to fiscal 1998 have not been reported in the accompanying financial statements as the Company had a substantially different capital structure prior to the September 30, 1997 merger and leveraged recapitalization transaction.

Fair Value of Financial Instruments

   The fair values of the Company's cash and cash equivalents, trade accounts receivable, accounts payable and all other current liabilities approximate the carrying values because of the short maturities of these instruments.

   The fair value of the Company's long-term debt approximates the carrying value based on current rates available to the Company for debt with comparable terms.

Concentrations of Credit Risk

   Financial instruments that potentially subject the Company to concentrations of credit risk, consist primarily of cash and cash equivalents. The Company places its cash and cash equivalents with high quality financial institutions. At times, balances in the Company's cash accounts may exceed the Federal Deposit Insurance Corporation (FDIC) limit.

Reclassifications

   Certain reclassifications have been made to the December 28, 1997 and January 3, 1999, consolidated financial statements to conform with the January 2, 2000 presentation.

                CALIFORNIA PIZZA KITCHEN, INC. AND SUBSIDIARIES

3. Property and Equipment

   Property and equipment consists of the following at January 3, 1999 and January 2, 2000:

                                                                1998     1999
                                                              -------- --------
   Land...................................................... $  5,786 $  5,786
   Buildings.................................................    7,965    7,965
   Furniture, fixtures, and equipment........................   40,209   47,030
   Leasehold improvements....................................   62,649   68,845
   Construction in progress..................................    1,695    1,120
                                                              -------- --------
                                                               118,304  130,746
   Less accumulated depreciation and amortization............   49,276   52,698
                                                              -------- --------
                                                              $ 69,028 $ 78,048
                                                              ======== ========

   The Company on an annual basis reviews the carrying value of long-lived assets in accordance with SFAS No. 121, "Accounting for Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of," on a restaurant by restaurant basis. In accordance with SFAS No. 121, the Company recognizes the impairment of certain property and equipment by reducing the carrying value of the assets to the estimated fair value based on discounted cash flows of each under-performing restaurant. The Company increased accumulated depreciation and amortization and recorded a loss on impairment of property and equipment in the amount of $9,604 at December 28, 1997.

4. Long-term Debt

   Long-term debt consists of the following at January 3, 1999 and January 2, 2000:

                                                                 1998    1999
                                                                ------- -------
   Term Loan................................................... $   --  $25,000
   Revolving Note..............................................     --   15,000
   A Term Loan.................................................  20,575     --
   B Term Loan.................................................  24,688     --
   10% note payable due November 2001..........................     122      85
                                                                ------- -------
                                                                 45,385  40,085
   Less current maturities.....................................   2,562   1,537
                                                                ------- -------
                                                                $42,823 $38,548
                                                                ======= =======

   On September 30, 1997, the Company entered into a credit agreement with a banking syndication providing for a $10,000 revolving line of credit, a $22,000 A Term Loan and a $25,000 B Term Loan. On October 29, 1999, the Company repaid all borrowings under the September 30, 1997 credit agreement and replaced it with a new credit facility. The new credit facility provides for a $25,000 term loan (Term Loan) and a $25,000 revolving note (Revolving Note), of which $15,000 is outstanding as of January 2, 2000. The Term Loan and Revolving Note are secured by first priority security interests. The Term Loan expires on September 30, 2004 and the Revolving Note expires on October 31, 2004. Both the Term Loan and Revolving Note bear interest at the prime rate (8.50% at January 2, 2000) plus 0.25% or LIBOR (6.04% at January 2, 2000) plus 1.5%. Interest is payable quarterly for both the Term Loan and the Revolving Note. Principal payments for the Term Loan begin September 30, 2000. The terms of the credit facility include financial covenants which the Company was in compliance with as of January 2, 2000. Interest expense for all loans totaled $4,012 and $3,722 for the years ended January 3, 1999 and January 2, 2000, respectively. In connection

                CALIFORNIA PIZZA KITCHEN, INC. AND SUBSIDIARIES with entering into the new credit facility, the Company wrote-off $998 of deferred bank financing costs related to the prior credit agreement.

   The new credit facility provides for the issuance of letters of credit, which reduce the availability under the Revolving Note. Letters of credit outstanding in connection with various insurance programs totaled $755 and $652 at January 3, 1999 and January 2, 2000, respectively.

   The aggregate maturities of long-term debt for each of the five years subsequent to fiscal 1999 are as follows:

   Fiscal year ending:
     2000............................................................... $ 1,537
     2001...............................................................   3,037
     2002...............................................................   5,011
     2003...............................................................   6,000
     2004...............................................................  24,500
                                                                         -------
                                                                         $40,085
                                                                         =======

5. Income Taxes

   For the period from the date of the merger and leveraged recapitalization, September 30, 1997 to December 28, 1997, the Company began filing separate income tax returns. For the period from June 15, 1996 to September 30, 1997, the Company filed a consolidated federal income tax return with PepsiCo, Inc., the majority shareholder. The income tax provision since September 30, 1997, has been calculated on a separate-entity basis. For the period during which the Company filed consolidated tax returns with PepsiCo, Inc., the Company had allocated income tax benefit (provision) based on 35% of income (loss) before income taxes, pursuant to a tax-sharing agreement.

   The details of the benefit (provision) for income taxes for the fiscal years 1997, 1998 and 1999 are set forth below:

                                                         1997    1998    1999
                                                         -----  ------  -------
   Current:
     Federal............................................ $ --   $ (576) $(1,052)
     State..............................................    (1)   (387)    (372)
                                                         -----  ------  -------
                                                            (1)   (963)  (1,424)
   Deferred:
     Federal............................................  (250)  5,335   (1,151)
     State..............................................   --      767     (197)
                                                         -----  ------  -------
                                                          (250)  6,102   (1,348)
                                                         -----  ------  -------
                                                         $(251) $5,139  $(2,772)
                                                         =====  ======  =======

                CALIFORNIA PIZZA KITCHEN, INC. AND SUBSIDIARIES

   The income tax benefit (provision) differs from the federal statutory rate because of the effect of the following items for the fiscal years 1997, 1998 and 1999:

                            1997    1998    1999
                            -----   -----   -----
   Statutory rate..........  34.0 % (34.0)% (34.0)%
   State income taxes, net
    of federal benefit.....   4.5    (4.5)   (4.5)
   Tax tip credit..........   1.3     5.2     4.9
   Other...................   --      --     (0.3)
   Valuation allowance..... (42.0)  128.2     --
                            -----   -----   -----
                             (2.2)%  94.9 % (33.9)%
                            =====   =====   =====

   Deferred income taxes reflect the net tax effects of temporary differences between the carrying value of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The valuation allowance during the year ended January 3, 1999 was reduced by $7,567, as in management's opinion, it is more likely than not that the benefit of the deferred tax amount will be realized. As a result, there was no valuation allowance at January 3, 1999 and January 2, 2000. Significant components of the Company's net deferred tax asset at January 3, 1999 and January 2, 2000 consist of the following:

                                                                  1998    1999
                                                                 ------  ------
   Deferred tax assets:
     Restaurant asset reserves.................................. $3,882  $2,665
     Insurance reserves.........................................    476     396
     Vacation reserves..........................................    408     439
     Other accruals.............................................    388     685
     Inventory UNICAP...........................................    134     125
     Tax credits................................................    470     275
     Accrued rent...............................................    502     544
   Deferred tax liabilities:
     Tax depreciation over book depreciation....................   (158)   (375)
                                                                 ------  ------
       Net deferred tax asset................................... $6,102  $4,754
                                                                 ======  ======

6. Preferred Stock

   In December 1997, the Company authorized 10,101,010 shares of Series A 12 1/2% Cumulative Compounding Preferred Stock and 10,101,010 shares of Series B 13 1/2% Cumulative Compounding Preferred Stock. Concurrently, the Company issued 10,000,001 shares of Series A Preferred Stock and 10,000,001 shares of Series B Preferred Stock as a stock dividend to all shareholders of record. Each shareholder received one share of Series A Preferred Stock and one share of Series B Preferred Stock for each share of common stock or New Class B Common Stock held.

   The Series A Preferred Stock has a $0.01 par value and is nonvoting. There were 10,151,771 shares issued and outstanding at January 3, 1999 and January 2, 2000. The Series A Preferred Stock has a liquidation value of $1.9095 per share and a liquidation preference over the Series B Preferred Stock and over the common stock. The Series A Preferred Stock is entitled to receive cash dividends of $0.2387 per share per annum and all dividends are cumulative, whether or not declared, and are payable annually in arrears. Unpaid dividends accrue interest at 14.5% annually. The Company, at its option, may redeem the Series A Preferred Stock at a redemption price equal to the liquidation value plus unpaid and accrued dividends ($24,625 as of January 2, 2000) at any time. Additionally, the Series A Preferred Stock is mandatorily redeemable at a value

                CALIFORNIA PIZZA KITCHEN, INC. AND SUBSIDIARIES equal to its liquidation value plus unpaid and accrued dividends on January 15, 2008. The accretion of the liquidation preference on the Series A Preferred Stock is reflected in the consolidated statement of shareholders' deficiency as a reduction of additional paid-in capital and an increase in the preferred stock book value. Accumulated, but undeclared, dividends for the Series A Preferred Stock are $2,446 at January 3, 1999 and $5,240 at January 2, 2000.

   The Series B Preferred Stock has a $0.01 par value and is nonvoting. There were 10,151,771 shares issued and outstanding at January 3, 1999 and January 2, 2000. The Series B Preferred Stock, has a liquidation value of $1.4688 and a liquidation preference over the common stock, but is junior to the Series A Preferred Stock. The Series B Preferred Stock is entitled to receive cash dividends of $0.1983 per share per annum and all dividends are cumulative, whether or not declared, and are payable annually in arrears. Unpaid dividends accrue interest at 15.5% annually. The Company, at its option, may redeem the Series B Preferred Stock at a redemption price equal to the liquidation value plus unpaid and accrued dividends ($19,296 as of January 2, 2000) at any time. Additionally, the Series B Preferred Stock is mandatorily redeemable at a value equal to the liquidation value plus any unpaid and accrued dividends on January 15, 2008. The accretion of the liquidation preference on the Series B Preferred Stock is reflected in the consolidated statement of shareholders' deficiency as a reduction of additional paid-in capital and an increase in the preferred stock book value. Accumulated, but undeclared, dividends for the Series B Preferred Stock are $2,032 at January 3, 1999 and $4,385 at January 2, 2000.

   During the year ended January 3, 1999, the Company sold 151,769 shares each of Series A Preferred Stock and Series B Preferred Stock to certain members of management. The shares were sold for cash at their estimated fair value at date of issue.

7. Shareholders' Deficiency

   The Company sold 157,059 shares of common stock during the year ended January 3, 1999 at their estimated fair value.

   On November 30, 1999, the shareholder of New Class B Common Stock converted all of its shares into 269,600 shares of Common Stock.

8. Common Stock Option Plans

   In 1998, the Company adopted the 1998 Stock Based Incentive Compensation Plan ("1998 Plan"). The 1998 Plan allows for the Company to reward, retain and attract valued employees, directors and independent contractors. The Company has reserved 2,000,000 shares of common stock under the 1998 Plan for future awards. Options under the 1998 Plan may be either nonqualified options or incentive stock options. Nonqualified options may be granted at prices determined by the Company's Board of Directors. Incentive stock options may be granted at not less than 100% of fair value on the date of grant for employees owning 10% or less of the Company's stock and at not less than 110% for employees owning more than 10% of the Company's stock. The terms governing the exercise of options and direct stock bonuses are determined by the Company's Board of Directors.

                CALIFORNIA PIZZA KITCHEN, INC. AND SUBSIDIARIES

   Shares subject to option under the Plans were as follows:

                                                                    Weighted
                                                                    Average
                                                       Shares    Exercise Price
                                                      ---------  --------------
   Outstanding at December 29, 1996..................   408,570      $12.16
   Anti-dilution adjustment at September 29, 1997....    (5,860)        --
   Granted...........................................       --          --
   Exercised.........................................    (9,399)       9.42
   Canceled..........................................  (354,329)      12.08
                                                      ---------      ------
   Outstanding at December 28, 1997..................    38,982       13.24
   Granted........................................... 1,124,934        0.92
   Exercised.........................................  (581,329)       0.33
   Canceled..........................................   (25,634)      13.18
                                                      ---------      ------
   Outstanding at January 3, 1999....................   556,953        1.86
   Granted...........................................   274,500        8.44
   Exercised.........................................  (158,296)       0.86
   Canceled..........................................       --          --
                                                      ---------      ------
   Outstanding at January 2, 2000....................   673,157      $ 4.78
                                                      =========      ======

   The following table summarizes information regarding options outstanding and options exercisable at January 2, 2000:

                                       Weighted                    Number
                                        Average                  Exercisable
                              Number   Remaining     Weighted       as of       Weighted
                                of    Contractual    Average     January 2,     Average
   Range of Exercise Prices   Shares     Life     Exercise Price    2000     Exercise Price
   ------------------------   ------- ----------- -------------- ----------- --------------
   $0.33...................   110,696    5.00         $0.33           --         $  --
    2.50...................   276,250    8.64          2.50        45,625          2.50
    6.54--15.00............   286,210    9.40          8.72        21,085         12.20
                              -------    ----         -----        ------        ------
                              673,156    8.36         $4.78        66,710        $ 5.56
                              =======    ====         =====        ======        ======

   Options available for future grant totaled 680,859 and 600,566 shares at January 3, 1999 and January 2, 2000, respectively.

   During the year ended January 3, 1999, certain employees exercised stock options, which required the recording of compensation expense. Additionally, two non-employees exercised options during 1998, which have been accounted for in accordance with SFAS No. 123. These options were valued at the date of grant and their value was recorded as consulting expense in the statement of operations. The Company recognized compensation expense of approximately $123 related to the exercise of employee and non-employee stock options and received total proceeds of $240.

   The Company has elected to follow APB No. 25, "Accounting for Stock Issued to Employees," and related Interpretations in accounting for its employee stock options because, as discussed below, the alternative fair value accounting provided for under SFAS No. 123, "Accounting for Stock Based Compensation," requires use of option valuation models that were not developed for use in valuing employee stock Options. Under APB No. 25, because the exercise price of the Company's employee stock options equals or exceeds the fair value of the underlying stock on the date of grant, no compensation expense is recognized.

                CALIFORNIA PIZZA KITCHEN, INC. AND SUBSIDIARIES

   Pro forma information regarding net income is required by SFAS No. 123, which also requires that the information be determined as if the Company has accounted for its employee stock options granted subsequent to December 31, 1994, under the fair value method of that Statement. The fair value of these options was estimated at the date of grant using a Black-Scholes option pricing model with the following assumptions for the year ended January 2, 2000:

   Risk free interest rate................................................ 5.43%
   Expected lives (in years)..............................................    5
   Dividend yield.........................................................    0%
   Expected volatility....................................................    0%

   The Black-Scholes option valuation model was developed for use in estimating the fair value of the traded options which have no vesting restrictions and are usually transferable. In addition, option valuation models require the input of highly subjective assumptions, including the expected stock price and expected volatility. Because the Company's employee stock options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the estimate of fair value, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its employee stock options.

   For purposes of pro forma disclosures, the estimated fair value of the options is amortized to expense over the options' vesting period. Under SFAS No. 123, the Company would have incurred an additional compensation expense of $60 and $92 for the fiscal year 1998 and 1999, respectively.

9. Net Income Per Share

   Reconciliation of basic and diluted net income per share in accordance with SFAS No. 128 (see note 2) for the fiscal year ended January 3, 1999 and January 2, 2000 is as follows:

                                                       Fiscal 1998 Fiscal 1999
                                                         Actual      Actual
                                                       ----------- -----------
Numerator for basic and diluted net income per share
 attributable to common shareholders..................   $6,075      $  252
                                                         ======      ======
Denominator:
  Denominator for basic net income per share--weighted
   average shares.....................................   10,113      10,800
  Employee stock options..............................      415         368
                                                         ------      ------
  Denominator for diluted net income per share--
   weighted average shares............................   10,528      11,168
                                                         ======      ======

10. Commitments

   The Company leases certain restaurant facilities and its corporate headquarters under noncancelable operating leases with terms ranging from five to 20 years. The restaurant leases generally require payment of contingent rental based on a percentage of sales and require payment of various expenses incidental to the use of property. Rent expense on all operating leases approximated $10,013 for fiscal 1997, $9,234 for fiscal 1998 and $10,719 for fiscal 1999, including contingent rental expense of $595, $654 and $615 for the fiscal years 1997, 1998 and 1999, respectively. Most leases contain renewal options and may be subject to periodic adjustments for inflation and scheduled escalations.

                CALIFORNIA PIZZA KITCHEN, INC. AND SUBSIDIARIES

   The aggregate future minimum annual lease payments under noncancelable operating leases for the fiscal year end January 2, 2000 are as follows:

   Fiscal year ending:
     2000............................................................. $  9,803
     2001.............................................................    9,926
     2002.............................................................    9,382
     2003.............................................................    9,019
     2004.............................................................    8,955
     Thereafter.......................................................   57,887
                                                                       --------
       Total future minimum annual lease payments..................... $104,972
                                                                       ========

11. Employee Benefit Plan

   In January 1994, the Company established a defined contribution plan for certain qualified employees as defined. Participants may contribute from 1% to 15% of pretax compensation, subject to certain limitation. The plan provides for certain discretionary contributions by the Company. The Company has recorded contribution expense of $200 for 1999, and no Company contributions were made for 1999.

12. Subsequent Events

   In April 2000, the Company determined that one of its restaurant locations, with a net book value of $1,839, was impaired. As a result, the Company recorded a $1,839 write-down of the book value of the restaurant, consisting of its property and equipment.

   On May 5, 2000, the Company amended its Articles of Incorporation to change the name of the Company's New Class A Common Stock to "Common Stock." The consolidated financial statements and accompanying notes have been restated for all periods presented to reflect this change.

   On June 23, 2000, the board of directors approved a plan of recapitalization in which the terms of the Company's outstanding preferred stock were amended and pursuant to which the Company would repurchase 1,000 shares of common stock from Bruckmann, Rosser, Sherrill & Co., L.P. upon the consummation of an initial public offering.

   On July 24, 2000, the board of directors approved a one for two reverse stock split of the Company's common stock. The consolidated financial statements and accompanying notes have been restated for all periods presented to reflect this change.

                CALIFORNIA PIZZA KITCHEN, INC. AND SUBSIDIARIES

                      UNAUDITED CONSOLIDATED BALANCE SHEET
                     (in thousands, except for share data)

                                October 1, 2000

Assets:

Current assets:
  Cash and cash equivalents......................................... $  12,666
  Trade accounts receivable.........................................     3,980
  Inventories.......................................................     1,385
  Prepaid expenses and other current assets.........................       489
                                                                     ---------
Total current assets................................................    18,520
Property and equipment, net.........................................    84,764
Deferred taxes......................................................     4,754
Other assets........................................................     1,902
                                                                     ---------
Total assets........................................................ $ 109,940
                                                                     =========
Liabilities and shareholders' equity:

Current liabilities:
  Accounts payable.................................................. $   1,739
  Accrued compensation and benefits.................................     6,635
  Accrued rent......................................................     4,667
  Other accrued liabilities.........................................     6,827
  Current maturities of long-term debt..............................        37
                                                                     ---------
Total current liabilities...........................................    19,905
Long-term debt, less current maturities.............................        19
Other liabilities...................................................       742
Commitments
Shareholders' equity
  Common Stock--$0.01 par value, 80,000,000 shares authorized,
   17,888,091 shares issued and outstanding at October 1, 2000......       179
  Additional paid-in capital........................................   198,295
  Accumulated deficit...............................................  (109,200)
                                                                     ---------
Total shareholders' equity .........................................    89,274
                                                                     ---------
Total liabilities and shareholders' equity.......................... $ 109,940
                                                                     =========


                            See accompanying notes.

                CALIFORNIA PIZZA KITCHEN, INC. AND SUBSIDIARIES

                  UNAUDITED CONSOLIDATED STATEMENTS OF INCOME
                   (in thousands, except for per share data)

                                                                 For the
                                                            Nine Months Ended
                                                           -------------------
                                                           October 3, October
                                                              1999    1, 2000
                                                           ---------- --------
Revenues:
  Restaurant sales........................................  $131,391  $154,013
  Franchise and other revenues............................     1,544     1,861
                                                            --------  --------
    Total revenues........................................   132,935   155,874
Restaurant costs and expenses:
  Cost of sales...........................................    33,054    38,149
  Labor...................................................    47,403    55,109
  Direct operating and occupancy..........................    26,233    30,388
                                                            --------  --------
    Total restaurant operating costs......................   106,690   123,646
  General and administrative..............................     9,780    11,038
  Depreciation and amortization...........................     6,188     7,040
  Pre-opening.............................................       720       910
  Loss on impairment of property and equipment and
   restaurant closures....................................       --      1,839
  Non-recurring compensation..............................       --      1,949
                                                            --------  --------
Operating income..........................................     9,557     9,452
Other income (expenses):
  Interest income (expense)...............................    (2,655)   (1,640)
                                                            --------  --------
    Total other income (expense), net.....................    (2,655)   (1,640)
                                                            --------  --------
Income before income tax provision........................     6,902     7,812
Income tax provision......................................    (2,415)   (2,734)
                                                            --------  --------
Net income................................................  $  4,487  $  5,078
                                                            ========  ========
Redeemable preferred stock accretion......................    (3,851)   (3,512)
                                                            --------  --------
Net income attributable to common shareholders............  $    636  $  1,566
                                                            ========  ========
Net income per common share:
  Basic...................................................  $   0.06  $   0.13
                                                            ========  ========
  Diluted.................................................  $   0.06  $   0.12
                                                            ========  ========
Shares used in calculating net income per common share:
  Basic...................................................    10,767    12,307
                                                            ========  ========
  Diluted.................................................    11,018    12,578
                                                            ========  ========

                            See accompanying notes.

                CALIFORNIA PIZZA KITCHEN, INC. AND SUBSIDIARIES

                UNAUDITED CONSOLIDATED STATEMENTS OF CASH FLOWS
                                 (in thousands)

                                                                 For the
                                                            Nine Months Ended
                                                          ---------------------
                                                          October 3, October 1,
                                                             1999       2000
                                                          ---------- ----------
Operating activities:
Net income..............................................   $  4,487   $  5,078
Adjustments to reconcile net income to net cash provided
 by operating activities:
  Depreciation and amortization of property and
   equipment............................................      6,039      7,040
  Amortization of bank fees.............................        149        --
  Equity in net income of limited partnerships..........       (150)       --
  Loss on impairment of property and equipment..........        --       1,839
  Non-recurring compensation............................        --       1,949
  Changes in operating assets and liabilities:
    Trade accounts receivable...........................         (8)    (2,622)
    Inventories.........................................        (86)      (128)
    Prepaid expenses and other assets...................       (740)     1,238
    Accounts payable....................................     (3,344)    (1,940)
    Accrued liabilities.................................        687      2,113
    Other liabilities...................................        530       (100)
                                                           --------   --------
Net cash provided by operating activities...............      7,564     14,467
Investing activities:
Capital expenditures....................................    (13,970)   (15,789)
                                                           --------   --------
Net cash used in investing activities...................    (13,970)   (15,789)
Financing activities:
Payments on long-term debt..............................     (4,694)   (40,027)
Net proceeds from issuance of common stock..............        149     71,876
Redemption of preferred stock...........................        --     (23,719)
                                                           --------   --------
Net cash provided by (used in) financing activities.....     (4,545)     8,130
                                                           --------   --------
Net increase (decrease) in cash and cash equivalents....    (10,951)     6,808
Cash and cash equivalents at beginning of period........     14,553      5,686
Cash from consolidation of investment in limited
 partnership............................................        --         172
                                                           --------   --------
Cash and cash equivalents at end of period..............   $  3,602   $ 12,666
                                                           ========   ========
Supplemental disclosure of cash flow information:
  Cash paid during the period for:
    Interest............................................   $  2,673   $  1,879
                                                           ========   ========
    Income taxes........................................   $    457   $  2,583
                                                           ========   ========

                            See accompanying notes.

                CALIFORNIA PIZZA KITCHEN, INC. AND SUBSIDIARIES

              NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS (in thousands, except for share and per share data)

1. Basis of Presentation

   California Pizza Kitchen, Inc. (referred to herein as the "Company" or in the first person notations "we," "us" and "our") owns, operates, licenses or franchises 110 restaurants under the names California Pizza Kitchen and California Pizza Kitchen ASAP.

   The accompanying financial statements have been prepared by the Company in accordance with accounting principles generally accepted in the United States and with the instructions to Form 10-Q and Article 10 of Regulation S-X. The consolidated financial statements presented herein have not been audited by independent public accountants, but include all material adjustments (consisting of normal recurring adjustments) which are, in the opinion of management, necessary for a fair statement of the Company's consolidated financial condition, results of operations and cash flows for the periods. However, these results are not necessarily indicative of results for any other interim periods or for the full fiscal year. The preparation of financial statements in accordance with accounting principles generally accepted in the United States requires us to make certain estimates and assumptions for the reporting periods covered by the consolidated financial statements. These estimates and assumptions affect the reported amounts of assets, liabilities, revenues and expenses. Actual amounts could differ from these estimates.

   Certain information and footnote disclosures normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States have been omitted pursuant to requirements of the Securities and Exchange Commission. We believe the disclosures included in the accompanying interim financial statements and footnotes are adequate to make the information not misleading, but should be read in conjunction with the consolidated financial statements and notes thereto included in our Registration Statement on Form S-1.

   In January 2000, the Company acquired a majority interest in its remaining limited partnership restaurant. As such, beginning January 3, 2000, the Company consolidated the financial statements of the limited partnership with its own financial statements. Prior to fiscal 2000, the Company accounted for its ownership in the limited partnership under the equity method of accounting. All significant intercompany balances and transactions have been eliminated in consolidation.

2. Initial Public Offering

   The Company completed its initial public offering on August 7, 2000. The offering resulted in the issuance of 5,300,000 shares of common stock at $15.00 per share, resulting in net proceeds to the Company of approximately $71,900. Upon consummation of the offering, all shares of Series A 12 1/2% cumulative compounding preferred stock and Series B 13 1/2% cumulative compounding preferred stock were automatically converted into a right to receive $23,700 and 1,580,938 shares of common stock. Additionally, upon completion of the Company's public offering, options to purchase 110,696 shares of common stock were exercised.

3. Long-term Debt and Credit Facilities

   Under the terms of the Company's credit agreement with Bank of America, N.A., the term loan was repaid upon consummation of the initial public offering. Additionally, the Company repaid all outstanding amounts under its revolving line of credit upon consummation of the initial public offering. As of October 1, 2000, the Company had no borrowings against the revolving line of credit.

                CALIFORNIA PIZZA KITCHEN, INC. AND SUBSIDIARIES

4. Loss on Impairment of Property and Equipment and Store Closures

   The Company reviews the carrying value of its assets in accordance with SFAS No. 121, "Accounting for Impairment of Long-Lived Assets and Long-Lived Assets to be Disposed Of," on a restaurant by restaurant basis. In April 2000, the Company determined that one of its restaurant locations, with a net book value of $1,839, was impaired. As a result, the Company recorded a $1,839 write-down of the book value of the restaurant in accordance with SFAS No. 121.

5. Non-Recurring Compensation Charge

   In June 2000, the Company recorded a one-time compensation charge of $1,949 related to the exercise of performance based stock options. The exercise of these options triggered variable plan accounting resulting in the one-time charge in accordance with Accounting Principles Board No. 25.

6. Earnings Per Share (in thousands)

                                                       Nine Months Nine Months
                                                          Ended       Ended
                                                       October 3,  October 1,
                                                          1999        2000
                                                       ----------- -----------
Numerator for basic and diluted net income per share
 attributable to common shareholders .................   $  636      $1,566
                                                         ======      ======
Denominator
  Denominator for basic net income per share--weighted
   average shares.....................................   10,767      12,307
  Employee stock options .............................      251         271
                                                         ------      ------
  Denominator for diluted net income per share--
   weighted average shares ...........................   11,018      12,578
                                                         ======      ======

7. Subsequent Event

   On December 15, 2000, the Company replaced its Credit Agreement which was entered into on October 29, 1999 with a $20,000 revolving line of credit with Bank of America, N.A. The new credit line bears interest at either the bank base rate minus 0.75% or LIBOR plus 1.0% and expires on June 30, 2004.

                                  APPETIZERS
                         -----------------------------
Sesame Ginger Chicken Dumplings
Sesame ginger chicken inside delicate wonton dumplings with a mild soy-ginger chili sauce, toasted sesame seeds and scallions 4.99

Focaccia with Checca
Italian-style herb-onion pizza bread hearth-baked and served with a fresh combination of Roma tomatoes, basil, garlic and extra-virgin olive oil. 3.79

Spinach Artichoke Dip
Served hot with blue & white corn tortilla chips. 5.99

Tortilla Spring Rolls
Flour tortilla rolls sprinkled with Parmesan cheese and baked in our pizza oven. Choose two from the following. 5.49

      Baja Chicken
      Grilled chicken breast. Jack and Cheddar cheeses, roasted corn, black beans, fire-roasted mild chilies, red onions and cilantro. Served with guacamole.

      Thai Chicken
      Grilled chicken breast, spicy peanut sauce, sprouts, scallions, carrots, cilantro and Mozzarella. Served with satay peanut sauce.

      Bangkok BBQ Chicken
      Grilled chicken breast, caramelized onions, smoked Gouda and Mozzarella cheeses, cilantro, horseradish and our Bangkok BBQ sauce. Served with horseradish cream sauce.

Tuscan Hummus
Our original recipe of Tuscan white beans pureed with sesame, garlic, lemon and spices. Garnished with fresh
Roma tomatoes, basil and garlic. Served with warm pizza-pita bread. 4.29

Singapore Shrimp Rolls (pictured) [picture of Singapore Shrimp Rolls] Flame-grilled shrimp, baby broccoli, soy-glazed Shiitake mushrooms, Romaine, carrots, noodles, bean sprouts,
green onion and cilantro wrapped in rice paper.
Served chilled with a sesame ginger dipping sauce
--------------
and Szechuan slaw. 6.49



                                     SOUPS
                         -----------------------------


Potato Leek Soup
Puree of potato and leek with a touch of cream.
4.79 . Cup 2.99

Sedona White Corn Tortilla Soup
Vine-ripened tomato and tortilla soup with sweet corn and Southwestern spices. Garnished with crispy corn tortilla strips. 4.79 . Cup 2.99

Dakota Smashed Pea & Barley Soup
Hearty split pea with barley, carrots, onions and savory herbs. All-vegetarian. Garnished with chopped scallions.
4.79 . Cup 2.99

Two in a Bowl
Combine any two of our soups. Served side by side in the same bowl. 4.79

                                     SALADS
         -------------------------------------------------------------
         Fat-free herb balsamic salad dressing available upon request.

BBQ Chicken Chopped (pictured)
Chopped lettuce, black beans, sweet corn, jicama, cilantro, basil, crispy corn tortilla strips and Monterey Jack cheese tossed together in our garden-herb rand dressing. Topped with chopped BBQ chicken breast, diced tomatoes and scallions. 8.99 . Half 4.99

[PHOTO APPEARS HERE]

Original Chopped
Chopped lettuce, basil, salami and cheese in an herb-mustard Parmesan vinaigrette topped with chilled roast turkey breast, diced tomatoes and scallions. Chopped garbanzos added upon request. 8.99 . Half 4.99

Romaine & Watercress
Gorgonzola cheese and walnuts in a balsamic basil vinaigrette. 8.49 . Half 4.79

White Balsamic Provencal
Crispy greens and arugula in a white balsamic vinaigrette. Topped with feta cheese, sun-dried tomatoes, Mediterranean olives and Roma tomatoes.
8.49 . Half 4.79

Oriental Chicken
Shredded lettuce and crispy angel hair tossed with julienne carrots, scallions, basil and fresh cilantro in a spicy sweet-and-sour sesame dressing topped with grilled chicken breast. 8.99 . Half 4.99

Tricolore Salad
Caramelized Parmesan pizza crust topped with chilled arugula, baby red leaf lettuce, radicchio, diced tomatoes and shaved Parmesan cheese with a Dijon balsamic vinaigrette dressing. 8.49

Classic Caesar
Crisp Romaine leaves, shaved Parmesan cheese, garlic-herb croutons and our Caesar dressing.
7.99 . Half 4.79

Chicken Caesar
Crisp Romaine leaves, shaved Parmesan cheese, herb grilled chicken breast, garlic-herb croutons and our Caesar dressing. 9.99 . Half 7.29


                                    PIZZAS
                                    ------

    Our special honey-wheat dough is available upon request for any pizza.

The Original BBQ Chicken (pictured below)
Our most popular pizza, introduced in our first restaurant in Beverly Hills in 1985. Barbecue sauce, smoked Gouda and Mozzarella cheeses, BBQ chicken, sliced red onions and cilantro. 8.99

Portobello Mushroom
Portobello mushrooms, Mozzarella cheese, fresh thyme, roasted garlic and Italian parsley. 8.99
With grilled garlic chicken 9.99

Peking Duck
Roasted duck breast, Mozzarella cheese, soy-glazed Shiitake mushrooms, crispy wontons, slivered green onions and ginger Hoisin sauce. 9.99

Traditional Cheese
With Mozzarella cheese and our tomato sauce. 6.99

Pepperoni
Pepperoni, Mozzarella cheese and our tomato sauce. 8.99

Mushroom Pepperoni Sausage
Fresh Mushrooms, pepperoni, sausage, Mozzarella cheese and our tomato sauce.
9.99

Vegetarian with Japanese Eggplant
Mozzarella cheese, baby broccoli, grilled Japanese eggplant, roasted corn, sliced red onions, mushrooms, sun-dried tomatoes and our tomato sauce. 8.99 Add mild Goat cheese. 1.00

Five-Cheese & Fresh Tomato
Fresh sliced Roma tomatoes, basil, fresh Mozzarella, Monterey Jack, smoked Gouda and shaved Pecorino Romano cheese. 8.99

Fresh Tomato, Basil & Garlic
Fresh sliced Roma tomatoes, Mozzarella cheese, garlic and fresh basil, topped with Parmesan cheese. 7.99

Roasted Garlic Chicken
Roasted garlic, grilled chicken, Mozzarella cheese, mild onions, chopped Italian parsley, white wine and garlic-shallot butter. 8.99

Rosemary Chicken-Potato
Garlic chicken, herb-roasted Yukon Gold potatoes, Mozzarella cheese, rosemary, oregano and Italian parsley with a white wine and lemon-garlic butter sauce. 9.29

Santa Fe Chicken
Grilled chicken breast marinated in lime and herbs, caramelized onions, Mozzarella cheese and cilantro. Topped with fresh tomato salsa, sour cream and guacamole. 8.99

Thai Chicken (pictured on cover)
This is the original! Pieces of chicken breast marinated in a spicy peanut-ginger and sesame sauce, Mozzarella cheese, green onions, bean sprouts, julienne carrots, cilantro and roasted peanuts. 8.99

Havana Chicken
Marinated chicken breast, Mozzarella cheese, fresh garlic, sliced red onions, Parmesan, fresh tomato salsa, cilantro and dulce y picante (sweet and spicy) sauce. 8.99

Southwestern Chicken Burrito
Grilled chicken breast marinated in lime and herbs, Mozzarella and sharp Cheddar cheeses, Southwestern black beans, fresh fire-roasted mild chilies and onions. Served with green tomatillo salsa and sour cream. 8.99

Sweet & Spicy
Italian Sausages
A combination of sweet Italian sausage and grilled spicy Italian sausage with our tomato sauce, roasted red & yellow peppers, mild onions and Mozzarella cheese. 8.99

Hawaiian
Fresh pineapple, Canadian bacon, Mozzarella cheese and our tomato sauce. 8.99

Philly Cheesesteak
Thinly sliced beef steak with sauteed onions, mushrooms, peppers and Provolone and American cheeses. Topped with diced mild peppers. 9.29

Tandoori Chicken
Pieces of Tandoori chicken breast marinated in Indian spices, with zucchini, yellow squash, Mozzarella cheese, cilantro and a spicy tomato-yogurt curry. Mango chutney served on the side. 9.49

Grilled Garlic Shrimp
Flame-grilled shrimp, mild onions, Mozzarella cheese, oregano, Italian parsley with white wine and garlic-shallot butter. 10.49

B.L.T.
If you like a B.L.T. sandwich, you'll love this! Bacon, Mozzarella cheese and tomatoes, hearth-baked, then topped with chilled chopped lettuce tossed with mayonnaise. 8.99

Goat Cheese with Roasted Peppers
Mild Goat cheese with roasted red & yellow peppers, grilled Japanese eggplant, Mozzarella cheese, caramelized onions, Italian parsley and our tomato sauce. Bacon added upon request. 8.99

Tostada
Southwestern black beans, sharp Cheddar and Monterey Jack cheeses topped with chilled shredded lettuce, fresh tomato salsa, green onions and crispy tortilla strips with our garden-herb ranch dressing. 8.29
With grilled lime chicken 9.29

                               NEOPOLITAN PIZZAS
                          ---------------------------
          These traditional Italian-style pizzas are thin and crisp.

Margherita
The classic Italian pizza. Made with imported Italian tomatoes, fresh Mozzarella, fresh basil and Parmesan. 8.29

Tricolore Salad Pizza (pictured)
Caramelized Parmesan pizza crust topped with chilled aragula, baby red leaf lettuce, radicchio, diced tomatoes and shaved Parmesan cheese with a Dijon balsamic vinaigrette dressing 8.99

Rustica
Full flavored and spicy. Made with imported Italian tomatoes, fresh Mozzarella, garlic, crushed chilies, capers, Mediterranean olives and Parmesan. 8.99
Add pepperoni 1.50

                                   - PASTA -
                                   ---------

Fettucine with Garlic Cream Sauce
Fettucine with Italian parsley in a garlic-Parmesan cream sauce 8.99 - With Chicken 10.49 - With Shrimp 12.49
Add sauteed mushrooms 1.00

Spaghetti Marinara
Spaghetti with our own Marinara sauce, sauteed mushrooms and fresh basil. 8.99 With Chicken 10.49 With Shrimp 12.49

Broccoli/Sun-dried Tomato Fusilli
Fusilli with fresh baby broccoli, garlic, sun-dried and fresh tomatoes, fresh thyme and Parmesan cheese. 8.99

Tomato Basil Spaghettini
Thin spaghetti with imported Italian tomatoes, garlic and fresh basil. 7.99 - Add mild Goat cheese 1.00

Bolognese Penne
Penne with Bolognese meat sauce. Italian sausage, grated Parmesan cheese and parsley. 9.99
Add sauteed mushrooms 1.00

Portobello Mushroom Ravioli
Rosemary ravioli filled with Portobello mushrooms, herbs and cheese. Topped with imported Italian tomatoes, fresh basil and garlic or garlic-Parmesan cream sauce. 9.79 - Add sauteed mushrooms 1.00

Grilled Sausage & Pepper Penne
Penne with slices of grilled spicy Italian sausage, mild onions, red and yellow peppers and Parmesan cheese in a Marinara sause. 9.79
Substitute Bolognese meat sauce for Marinara 1.00

Chicken Tequila Fettucine (pictured)
The original Spinach fettucine with chicken, red and yellow peppers, red onions and fresh cilantro in a tequila-lime and jalapeno cream sauce. 9.99

Thai Linguini
Linguini with chicken or shrimp, julienne carrots, greem onions, cilantro and roasted peanuts in a spicy Thai peanut-ginger sauce. Topped with fresh bean sprouts.
With Chicken 10.49 - With Shrimp 12.49

Kung Pao Spaghetti
Tender pieces of chicken or shrimp with garlic, scallions, peanuts and HOT red chilies in a classic Kung Pao sauce.
With Chicken 10.49 - With Shrimp 12.49

                            - FOCACCIA SANDWICHES -
                            -----------------------
                      Served with soup or Szcechuan slaw.

Vegetarian
Grilled Japanese eggplant, roasted red and yellow peppers, fresh basil, Mozzarella and herb-mustard
Parmesan vinaigrette.6.99

Grilled Rosemary Chicken
Chicken breast marinated in rosemary and white wine. Roma tomatoes, Romaine lettuce leaves and Grey Poupon Dijon honey mustard. 7.49

Grilled Chicken Caesar
Slices of grilled chicken marinated in rosemary and white wine, with Romaine lettuce leaves, sliced Roma tomatoes, our Caesar dressing and shaved Parmesan cheese. 7.49

"Our Food is distinctive and imaginative."

[PHOTOS OF FOOD]

"Thai Chicken Pizza"

"BBQ Chicken Chopped Salad"

"Chicken Tequila Fettucine"

"Tricolore Salad Pizza"

"Original BBQ Chicken Pizza"

"Chocolate Souffle Cake"

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                3,400,000 Shares

                  [CALIFORNIA PIZZA KITCHEN LOGO APPEARS HERE]

                               ----------------

                                   Prospectus

                                       , 2001

                               ----------------


                         Banc of America Securities LLC

                           Deutsche Banc Alex. Brown

                               ----------------

                               Robertson Stephens

                           U.S. Bancorp Piper Jaffray

   Until , 2001 (25 days after the date of this prospectus), all dealers that buy, sell or trade these shares of common stock, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers' obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                    PART II

                   INFORMATION NOT REQUIRED IN THE PROSPECTUS

Item 13. Other expenses of issuance and distribution

   The following table sets forth the costs and expenses, other than underwriting discounts and commissions, to be paid in connection with the sale of the common stock being registered, all of which will be paid by the Registrant. All amounts are estimates except the registration fee and the NASD filing fee.

     Registration fee................................................. $ 27,370
     NASD filing fee..................................................   11,500
     Nasdaq National Market application fees..........................    2,000
     Blue Sky fees and expenses.......................................   25,000
     Accounting fees and expenses.....................................   75,000
     Legal fees and expenses..........................................  150,000
     Transfer agent and registrar fees................................   10,000
     Printing and engraving expenses..................................  150,000
     Miscellaneous expenses...........................................   49,130
                                                                       --------
       Total.......................................................... $500,000
                                                                       ========

Item 14. Indemnification of directors and officers

   Section 317 of the California General Corporations Law authorizes a court to award, or a corporation's board of directors to grant, indemnity to directors and officers who are parties or are threatened to be made parties to any proceeding (with certain exceptions) by reason of the fact that the person is or was an agent of the corporation, against expenses, judgments, fines, settlements and other amounts actually and reasonably incurred in connection with the proceeding if that person acted in good faith and in a manner the person reasonably believed to be in the best interests of the corporation.
Section 204 of the law provides that this limitation on liability has no effect on a director's liability (a) for acts or omissions that involve intentional misconduct or a knowing and culpable violation of law, (b) for acts or omissions that a director believes to be contrary to the best interests of the corporation or its shareholders or that involve the absence of good faith on the part of the director, (c) for any transaction from which a director derived an improper personal benefit, (d) for acts or omissions that show a reckless disregard for the director's duty to the corporation or its shareholders in circumstances in which the director was aware, or should have been aware, in the ordinary course of performing a director's duties, of a risk of a serious injury to the corporation or its shareholders, (e) for acts or omissions that constitute an unexcused pattern of inattention that amounts to an abdication of the director's duty to the corporation or its shareholders, (f) under Section 310 of the law (concerning contracts or transactions between the corporation and a director), or (g) under Section 316 of the law (directors' liability for improper dividends, loans and guarantees). Section 317 does not extend to acts or omissions of a director in his capacity as an officer. Further, Section 317 has no effect on claims arising under federal or state securities laws and does not affect the availability of injunctions and other equitable remedies available to our shareholders for any violation of a director's fiduciary duty to us or our shareholders. Although the validity and scope of the legislation underlying Section 317 have not yet been interpreted to any significant extent by the California courts, Section 317 may relieve directors of monetary liability to us for grossly negligent conduct, including conduct in situations involving attempted takeovers of our company.

   In accordance with Section 317, our articles of incorporation eliminate the liability of each of our directors for monetary damages to the fullest extent permissible under California law. Our articles further authorize us to provide indemnification to our agents (including our officers and directors), subject to the limitations set forth above. The articles and bylaws further provide for indemnification of our corporate agents to the maximum extent permitted by California law. Additionally, we maintain insurance policies which insure our officers and directors against certain liabilities. Finally, reference is made to the indemnification and contribution provisions of the Underwriting Agreement filed as an exhibit to this Registration Statement.

   The foregoing summaries are necessarily subject to the complete text of the statute, our articles, our bylaws and the agreements referred to above and are qualified in their entirety by reference thereto.

Item 15. Recent sales of unregistered securities

   Since May 1, 1997, we have sold and issued the following securities:

   1. During the period, the Registrant granted options to purchase an aggregate of 2,283,871 shares of common stock, at exercise prices ranging from $0.33 per share to $22.00 per share, to key employees, officers and directors under its 1998 Stock-Based Incentive Compensation Plan. These options vest over a period of time ranging from six months to four years following their respective dates of grant.

   2. On June 13, 1997, the Registrant sold 5,428 shares of its common stock to Gary Beauregard for aggregate consideration of $60,095.00 pursuant to the exercise of stock options.

   3. On June 13, 1997, the Registrant sold 780 shares of its common stock to Julie Carruthers for aggregate consideration of $7,488.50 pursuant to the exercise of stock options.

   4. On June 13, 1997, the Registrant sold 354 shares of its common stock to Priscilla Nanong for aggregate consideration of $3,400.00 pursuant to the exercise of stock options.

   5. On June 13, 1997, the Registrant sold 1,757 shares of its common stock to Douglas Middleton for aggregate consideration of $19,147.50 pursuant to the exercise of stock options.

   6. On September 30, 1997, the Registrant effected a recapitalization of its capital stock in connection with the Company's merger with C.P. Kitchen Acquisition Corp. Pursuant to the merger, the Registrant issued .884986 shares of new Class A Common Stock in exchange for each share of old Class A Common Stock outstanding immediately before the recapitalization. Additionally, the Registrant issued 3,235,200 shares of its Class A Common Stock and 134,800 shares of its Class B Common Stock to Bruckmann, Rosser, Sherrill & Co., L.P. and its co-investors in exchange for an aggregate capital contribution of $25,000,000. All Class B Common Stock has subsequently been converted into Class A Common Stock and the class renamed "Common Stock."

   7. On December 22, 1997, the Registrant declared a dividend of one share of Series A 12 1/2% cumulative compounding preferred stock and one share of Series B 13 1/2% cumulative compounding preferred stock on each outstanding share of common stock.

   8. On March 31, 1998, the Registrant sold 101,010 shares of its common stock, 101,010 shares of its Series A 12 1/2% cumulative compounding preferred stock and 101,010 shares of its Series B 13 1/2% cumulative compounding preferred stock to Frederick R. Hipp for aggregate consideration of $374,666.30 pursuant to a Securities Purchase Agreement and Joinder, dated March 31, 1998, between the Registrant and Mr. Hipp.

   9. On November 9, 1998, the Registrant effected a two-for-one forward stock split of its common stock by issuing a stock dividend.

   10. On November 10, 1998, the Registrant sold 56,049 shares of its common stock, 50,759 shares of its Series A 12 1/2% cumulative compounding preferred stock and 50,759 shares of its Series B 13 1/2% cumulative compounding preferred stock to H.G. Carrington, Jr. for aggregate consideration of $198,381.67 pursuant to a Securities Purchase Agreement and Joinder, dated November 10, 1998, between the Registrant and Mr. Carrington.

   11. On November 10, 1998, the Registrant sold 14,012 shares of its common stock to H.G. Carrington, Jr. and Ricki L. Carrington, as joint tenants with rights of survivorship, for aggregate consideration of $4,637.97 pursuant to the exercise of stock options.

   12. On November 10, 1998, the Registrant sold 55,348 shares of its common stock to Frederick R. Hipp, as trustee of the Frederick R. Hipp Revocable Trust, for aggregate consideration of $18,314.65 pursuant to the exercise of stock options.

   13. On December 24, 1998, the Registrant sold 276,740 shares of its common stock to Frederick R. Hipp for aggregate consideration of $91,573.27 pursuant to the exercise of stock options.

   14. On December 24, 1998, the Registrant sold 207,555 shares of its common stock to Fortunato N. Valenti for aggregate consideration of $68,679.95 pursuant to the exercise of stock options.

   15. On December 24, 1998, the Registrant sold 27,674 shares of its common stock to Richard C. Stockinger for aggregate consideration of $9,157.33 pursuant to the exercise of stock options.

   16. On January 5, 1999, the Registrant sold 13,837 shares of its common stock to Frederick F. Wolfe, as trustee of the 1998 Frederick Wolfe Revocable Trust, for aggregate consideration of $4,578.66 pursuant to the exercise of stock options.

   17. On May 4, 1999, the Registrant sold 14,012 shares of its common stock to H.G. Carrington, Jr. and Ricki L. Carrington, as joint tenants with rights of survivorship, for aggregate consideration of $4,637.97 pursuant to the exercise of stock options.

   18. On July 15, 1999, the Registrant sold 751 shares of common stock to Julie Carruthers for aggregate consideration of $6,383.50 pursuant to the exercise of stock options.

   19. On August 19, 1999, the Registrant sold 6,250 shares of its common stock to Julie Carruthers for aggregate consideration of $15,625.00 pursuant to the exercise of stock options.

   20. On August 19, 1999, the Registrant sold 6,250 shares of its common stock to Sarah Goldsmith for aggregate consideration of $15,625.00 pursuant to the exercise of stock options.

   21. On August 19, 1999, the Registrant sold 6,250 shares of its common stock to Karen Settlemyer for aggregate consideration of $15,625.00 pursuant to the exercise of stock options.

   22. On August 19, 1999, the Registrant sold 6,250 shares of its common stock to Douglas MacDonald for aggregate consideration of $15,625.00 pursuant to the exercise of stock options.

   23. On August 19, 1999, the Registrant sold 6,250 shares of its common stock to Frederick F. Wolfe, as trustee of the 1998 Frederick Wolfe Revocable Trust, for aggregate consideration of $15,625.00 pursuant to the exercise of stock options.

   24. On September 28, 1999, the Registrant sold 41,511 shares of its common stock to Frederick F. Wolfe, as trustee of the 1998 Frederick Wolfe Revocable Trust, for aggregate consideration of $13,735.99 pursuant to the exercise of stock options.

   25. On September 28, 1999 the Registrant sold 56,049 shares of its common stock to H.G. Carrington, Jr. and Ricki L. Carrington, as joint tenants with rights of survivorship, for aggregate consideration of $18,546.61 pursuant to the exercise of stock options.

   26. On November 19, 1999, the Registrant sold 887 shares of its common stock to Julie Carruthers for aggregate consideration of $8,865.00.

   27. On June 30, 2000, the Registrant amended its articles of incorporation to provide for the automatic conversion of its preferred stock upon the consummation of its initial public offering into a right to receive shares of common stock and cash.

   The transactions referred to in numbers 1, 11, 12, 13, 14, 15, 16, 17, 18, 19, 20, 21, 22, 23, 24, 25 and 26 were made in reliance upon the exemption from registration provided pursuant to Rule 701 under the Securities Act for securities sold pursuant to certain compensatory benefit plans and contracts relating to compensation. The transactions referred to in numbers 8 and 10 were made in reliance upon the exemption from registration provided pursuant to Rule 504 of Regulation D of the Securities Act. The transactions referred to in number 6 were made in reliance upon the exemptions from registration provided pursuant to Section 3(a)(9) and Section 4(2) of the Securities Act. The transactions referred to in numbers 2 and 3 did not require registration under the Securities Act because they do not fall within the definition of "sale" under Section 5 of the Securities Act. The transaction referred to in number 27 was made in reliance upon the exemption from registration provided pursuant to
Section 3(a)(9) of the Securities Act. No underwriters were involved in connection with the above-referenced sales of securities.

Item 16. Exhibits and financial statement schedules

   a. Exhibits

                                 EXHIBIT INDEX

  Number                            Description                            Page
  ------                            -----------                            ----
  1.1*    Form of Underwriting Agreement

  3.1(A) Amended and Restated Articles of Incorporation, and amendments thereto

  3.2(A)  Amended and Restated Bylaws

  4.1(A)  Specimen Common Stock Certificate

  4.2(A)  Registration Rights Agreement dated September 30, 1997

  5.1*    Paul, Hastings, Janofsky & Walker LLP Opinion of Legality

  9.1(A)  Voting Trust Agreement dated September 30, 1997

 10.1(A) Memorandum of Understanding Regarding Form of Agreement between Host Marriott Services and California Pizza Kitchen,
           Inc. dated May 12, 1998

 10.2(A)  Credit Agreement by and among California Pizza Kitchen, Inc.
           and Bank of America, N.A., as Administrative Agent and
           Issuing Lender, Bankers Trust Company, as Documentation
           Agent, and each lender from time to time party thereto, dated
           October 29, 1999

 10.3(A)  Security Agreement by and among California Pizza Kitchen,
           Inc., CPK Management Company, California Pizza Kitchen of
           Illinois, Inc. and Bank of America, N.A. dated October 29,
           1999

 10.4(A)  Supplemental Security Agreement (Trademarks) by and between
           CPK Management Company and Bank of America, N.A. dated
           October 29, 1999

 10.5(A)  Pledge Agreement by and among California Pizza Kitchen, Inc.,
           California Pizza Kitchen of Illinois, Inc., H.G. Carrington,
           Jr., Gregory S. Levin and Bank of America, N.A. dated October
           29, 1999

 10.6(A)  Master Subsidiary Guaranty issued to Bank of America, N.A. by
           CPK Management Company and California Pizza Kitchen of
           Illinois, Inc. dated October 29, 1999

 10.7(A)  Third Amended and Restated Employment Agreement of Richard L.
           Rosenfield dated July 6, 2000

 10.8(A)  Third Amended and Restated Employment Agreement of Larry S.
           Flax dated July 6, 2000

 10.9(A)  Severance Agreement between Frederick R. Hipp and California
           Pizza Kitchen, Inc. dated March 31, 1998

 10.10(A) Severance Agreement between H.G. Carrington, Jr. and
           California Pizza Kitchen, Inc. dated May 4, 1998

  Number                            Description                            Page
  ------                            -----------                            ----
 10.11(A) Severance Agreement between Frederick F. Wolfe and California
           Pizza Kitchen, Inc. dated November    [sic], 1999

 10.12(A) Severance Agreement between Tom N. Jenneman and California
           Pizza Kitchen, Inc. dated November    [sic], 1999

 10.13(A) California Pizza Kitchen, Inc. Employee Stock Purchase Plan adopted on November 2, 1999, as amended on June 23, 2000

 10.14(A) California Pizza Kitchen, Inc. 1998 Stock-Based Incentive
           Compensation Plan adopted February 5, 1998, as amended on
           July 21, 1998 and November 2, 1999 and forms of stock option agreement thereunder

 10.15(A) California Pizza Kitchen, Inc. Non-Qualified Stock Option
           Agreements between California Pizza Kitchen, Inc. and
           Frederick R. Hipp dated March 31, 1998

 10.16(A) Promissory Note between California Pizza Kitchen, Inc. and
           H.G. Carrington, Jr. dated September 28, 1999

 10.17(A) Promissory Note between California Pizza Kitchen, Inc. and
           Frederick F. Wolfe dated September 28, 1999

 10.18(A) Securities Holders Agreement dated as of September 30, 1997 among California Pizza Kitchen, Inc., Bruckmann, Rosser,
           Sherrill & Co., L.P., Richard L. Rosenfield, Larry S. Flax and the additional investors named therein, as amended on June 30, 2000

 10.19(A) Form of Promissory Note between California Pizza Kitchen, Inc.
           and Frederick R. Hipp dated August   , 2000

 10.20(A) Share Repurchase Agreement dated as of July 27, 2000 by and between California Pizza Kitchen, Inc. and Bruckmann, Rosser,
           Sherrill & Co., L.P.

 10.21(B) Promissory Note between California Pizza Kitchen, Inc. and
           Frederick R. Hipp dated August 2, 2000

 10.22(B) Termination Agreement dated as of July 31, 2000 by and among California Pizza Kitchen, Inc., Bruckmann Rosser, Sherrill &
           Co., L.P., Richard L. Rosenfield, Larry S. Flax and the additional investors named therein

 10.23(B) Credit Agreement by and between California Pizza Kitchen, Inc.
           and Bank of America, N.A., dated December 15, 2000

 10.24(B) Master Subsidiary Guaranty issued to Bank of America, N.A. by
           CPK Management Company and California Pizza Kitchen of
           Illinois, Inc. dated December 15, 2000

 21.1(B)  Subsidiaries of California Pizza Kitchen, Inc.

 23.1     Consent of Ernst & Young LLP

 23.2*    Consent of Paul, Hastings, Janofsky & Walker LLP (included in
           Exhibit 5.1)

 24.1(B)  Power of Attorney

--------
(A) Incorporated by reference to the Registrant's Registration Statement on Form S-1 (Registration No. 333-37778).

(B) Filed with the Registrant's Registration Statement on Form S-1 on January 2, 2001 (File No. 333-53088).

 *  To be filed by amendment.

  (b) Financial Statement Schedules

Item 17. Undertakings

   (a) The undersigned Registrant hereby undertakes to provide to the Underwriters, at the closing specified in the Underwriting Agreement, certificates in such denominations and registered in such names as required by the Underwriters to permit prompt delivery to each purchaser.

   (b) Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

   (c) The undersigned Registrant hereby undertakes that:

     (1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

     (2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES

   Pursuant to the requirements of the Securities Act, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, hereunto duly authorized, in the City of Los Angeles, State of California, on January 12, 2001.

                                          California Pizza Kitchen, Inc.

                                               /s/ H.G. Carrington, Jr.
                                          By: _________________________________

                                          Name: H.G. Carrington, Jr.

                                          Title: Executive Vice President and
                                                Chief Financial Officer

   Pursuant to the requirements of the Securities Act, this Registration Statement has been signed below by the following persons in the capacities indicated on January 12, 2001:

                    Name                                        Title
                    ----                                        -----

            /s/ Larry S. Flax*               Co-Chairman of the Board and Director
 ___________________________________________
                Larry S. Flax

        /s/ Richard L. Rosenfield*           Co-Chairman of the Board and Director
 ___________________________________________
            Richard L. Rosenfield

          /s/ Frederick R. Hipp*             Chief Executive Officer, President and
 ___________________________________________  Director (Principal Executive Officer)
              Frederick R. Hipp

          /s/ Harold O. Rosser*              Director
 ___________________________________________
              Harold O. Rosser

         /s/ Bruce C. Bruckmann*             Director
 ___________________________________________
             Bruce C. Bruckmann

        /s/ Fortunato N. Valenti*            Director
 ___________________________________________
            Fortunato N. Valenti

        /s/ Charles G. Phillips*             Director
 ___________________________________________
             Charles G. Phillips

        /s/ H.G. Carrington, Jr.             Executive Vice President and Chief
 ___________________________________________  Financial Officer
            H.G. Carrington, Jr.

          /s/ Gregory S. Levin*              Vice President, Controller and Chief
 ___________________________________________  Accounting Officer
              Gregory S. Levin

    /s/ H.G. Carrington, Jr.

By: ____________________________

       H.G. Carrington, Jr.

-------- Attorney-in-Fact

* H.G. Carrington, Jr., by signing his name hereto, does hereby sign this document on behalf of each of the above-named officers and/or directors pursuant to powers of attorney duly executed by such persons.

                                 EXHIBIT INDEX

  Number                            Description                            Page
  ------                            -----------                            ----
  1.1*    Form of Underwriting Agreement

  3.1(A) Amended and Restated Articles of Incorporation, and amendments thereto

  3.2(A)  Amended and Restated Bylaws

  4.1(A)  Specimen Common Stock Certificate

  4.2(A)  Registration Rights Agreement dated September 30, 1997

  5.1*    Paul, Hastings, Janofsky & Walker LLP Opinion of Legality

  9.1(A)  Voting Trust Agreement dated September 30, 1997

 10.1(A) Memorandum of Understanding Regarding Form of Agreement between Host Marriott Services and California Pizza Kitchen,
           Inc. dated May 12, 1998

 10.2(A)  Credit Agreement by and among California Pizza Kitchen, Inc.
           and Bank of America, N.A., as Administrative Agent and
           Issuing Lender, Bankers Trust Company, as Documentation
           Agent, and each lender from time to time party thereto, dated
           October 29, 1999

 10.3(A)  Security Agreement by and among California Pizza Kitchen,
           Inc., CPK Management Company, California Pizza Kitchen of
           Illinois, Inc. and Bank of America, N.A. dated October 29,
           1999

 10.4(A)  Supplemental Security Agreement (Trademarks) by and between
           CPK Management Company and Bank of America, N.A. dated
           October 29, 1999

 10.5(A)  Pledge Agreement by and among California Pizza Kitchen, Inc.,
           California Pizza Kitchen of Illinois, Inc., H.G. Carrington,
           Jr., Gregory S. Levin and Bank of America, N.A. dated October
           29, 1999

 10.6(A)  Master Subsidiary Guaranty issued to Bank of America, N.A. by
           CPK Management Company and California Pizza Kitchen of
           Illinois, Inc. dated October 29, 1999

 10.7(A)  Third Amended and Restated Employment Agreement of Richard L.
           Rosenfield dated July 6, 2000

 10.8(A)  Third Amended and Restated Employment Agreement of Larry S.
           Flax dated July 6, 2000

 10.9(A)  Severance Agreement between Frederick R. Hipp and California
           Pizza Kitchen, Inc. dated March 31, 1998

 10.10(A) Severance Agreement between H.G. Carrington, Jr. and
           California Pizza Kitchen, Inc. dated May 4, 1998

 10.11(A) Severance Agreement between Frederick F. Wolfe and California
           Pizza Kitchen, Inc. dated November    [sic], 1999

 10.12(A) Severance Agreement between Tom N. Jenneman and California
           Pizza Kitchen, Inc. dated November    [sic], 1999

 10.13(A) California Pizza Kitchen, Inc. Employee Stock Purchase Plan adopted on November 2, 1999, as amended on June 23, 2000

 10.14(A) California Pizza Kitchen, Inc. 1998 Stock-Based Incentive
           Compensation Plan adopted February 5, 1998, as amended on
           July 21, 1998 and November 2, 1999 and forms of stock option agreement thereunder

 10.15(A) California Pizza Kitchen, Inc. Non-Qualified Stock Option
           Agreements between California Pizza Kitchen, Inc. and
           Frederick R. Hipp dated March 31, 1998

 10.16(A) Promissory Note between California Pizza Kitchen, Inc. and
           H.G. Carrington, Jr. dated September 28, 1999

 10.17(A) Promissory Note between California Pizza Kitchen, Inc. and
           Frederick F. Wolfe dated September 28, 1999

 10.18(A) Securities Holders Agreement dated as of September 30, 1997 among California Pizza Kitchen, Inc., Bruckmann, Rosser,
           Sherrill & Co., L.P., Richard L. Rosenfield, Larry S. Flax and the additional investors named therein, as amended on June 30, 2000

  Number                            Description                            Page
  ------                            -----------                            ----
 10.19(A) Form of Promissory Note between California Pizza Kitchen, Inc.
           and Frederick R. Hipp dated August   , 2000

 10.20(A) Share Repurchase Agreement dated as of July 27, 2000 by and between California Pizza Kitchen, Inc. and Bruckmann, Rosser,
           Sherrill & Co., L.P.

 10.21(B) Promissory Note between California Pizza Kitchen, Inc. and
           Frederick R. Hipp dated August 2, 2000

 10.22(B) Termination Agreement dated as of July 31, 2000 by and among California Pizza Kitchen, Inc., Bruckmann Rosser, Sherrill &
           Co., L.P., Richard L. Rosenfield, Larry S. Flax and the additional investors named therein

 10.23(B) Credit Agreement by and between California Pizza Kitchen, Inc.
           and Bank of America, N.A., dated December 15, 2000

 10.24(B) Master Subsidiary Guaranty issued to Bank of America, N.A. by
           CPK Management Company and California Pizza Kitchen of
           Illinois, Inc. dated December 15, 2000

 21.1(B)  Subsidiaries of California Pizza Kitchen, Inc.

 23.1     Consent of Ernst & Young LLP

 23.2*    Consent of Paul, Hastings, Janofsky & Walker LLP (included in
           Exhibit 5.1)

 24.1(B)  Power of Attorney

--------
(A) Incorporated by reference to the Registrant's Registration Statement on Form S-1 (Registration 333-37778).

(B) Filed with the Registrant's Registration Statement on Form S-1 on January 2, 2001 (File No. 333-53088).

 *  To be filed by amendment.